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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Assa Abloy

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 12 2008
THOMSON REUTERS

FILE NO. 82- 34735 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/8/08

Annual Report 2007

ASSA ABLOY

The global leader in door opening solutions

82-34735

Contents

Cover photograph:
Smart Lock makes it easier to use access control systems. The lock is low in power consumption and runs on batteries, which means that it can be installed without cabling. It is activated automatically when the door closes. Smart Lock is designed by ASSA ABLOY Nederland B.V.



2007 in brief

Significant events

- Sales rose to SEK 33,550 M (31,137), with organic growth of 7 percent.
- Operating income (EBIT) amounted to SEK 5,458 M (4,771[2]), an increase of 14 percent.
- Earnings per share were SEK 9.02 (7.99[2]).
- Operating cash flow amounted to SEK 4,808 M (3,528).
- The three-year restructuring program for the Group's production units continued during the year with great success.
- 17 companies were acquired during the year, with annualized sales of about SEK 1,800 M.
- The major acquisitions included Baodean (China), iRevo (Korea), Aontec (Ireland), Powershield (UK), Pemko (North America) and Pyropanel (Australia).
- The Group continued its increased investment in product development and joint product platforms during the year.

Financials in brief

Key data	2005	2006	2007	Change, %
Sales, SEK M	27,802	31,137	33,550	8
of which: Organic growth, %	5	9	7	
Acquired growth, %	1	3	5	
Exchange-rate effects, %	3	0	–4	
Operating income (EBIT), SEK M	4,078	4,771[2]	5,458	14
Operating margin (EBIT), %	14.7	15.3[2]	16.3	
Income before tax (EBT), SEK M	3,556	4,100[2]	4,609	12
Operating cash flow, SEK M	3,702	3,528[2]	4,808	36
Return on capital employed, %	15.9	17.1[2]	18.4	

Data per share, SEK/share	2005	2006	2007	Change, %
Earnings per share after tax and dilution (EPS)	6.97	7.99[2]	9.02	13
Equity per share after dilution	42.85	39.13	46.76	19
Dividend	3.25	3.25	3.60[1]	11
Number of shares after full dilution, (thousands)	378,718	376,033	380,713	

Group sales and Operating income


Sales SEK M
Operating income SEK M
42,000
35,000
28,000
21,000
14,000
7,000
0
6,000
5,000
4,000
3,000
2,000
1,000
0
03 04 05 06 07
Sales, SEK M
Operating income, SEK M[2,3]

Income before tax and Operating cash flow


SEK M
6,000
5,000
4,000
3,000
2,000
1,000
0
03 04 05 06 07
Income before tax, SEK M
Operating cash flow, SEK M[2,3]

Earnings per share


SEK
10
9
8
7
6
5
4
3
2
1
0
03 04 05 06 07
Earnings per share, SEK M[2]

[1] Proposed dividend.
[2] Excluding restructuring items.
[3] 2003 has not been adjusted for IFRS but amortization of goodwill has been excluded.

ASSA ABLOY's divisions

Divisions			Share of Group total	
	**EMEA**	The division manufactures and sells locks, cylinders, electromechanical products, security doors and fittings in Europe, the Middle East and Africa (EMEA). Most sales take place in Western Europe, but growth markets in Eastern Europe and the Middle East are gaining in importance. Some of the division's leading brands are ABLOY, ASSA, IKON, TESA, Yale and Vachette. The division has 12,500 employees and divisional management is based in London, United Kingdom.	Sales, %  39 SEK 13,477 M	Operating income (EBIT), %  40 SEK 2,295 M
	**Americas**	The division manufactures and sells locks, cylinders, electromechanical products, security doors and fittings in North and South America. Most sales take place in the United States, Canada and Mexico. South America is growing in significance, with Brazil the most important market. Some of the division's leading brands are Corbin Russwin, Curries, Emtek, Medeco, Phillips, SARGENT and La Fonte. The division has 9,400 employees and divisional management is based in New Haven, Connecticut, USA.	Sales, %  30 SEK 10,220 M	Operating income (EBIT), %  34 SEK 1,995 M
	**Asia Pacific**	The division manufactures and sells locks, cylinders, electromechanical products, security doors and fittings in Asia and Oceania. The Pacific region (which includes Australia and New Zealand) accounts for a large part of sales, but China and other Asian markets are rapidly gaining in importance. China is also an important country of production. Some of the division's leading brands are Lockwood, Guli, Wangli, Baodean, Interlock and iRevo. The division has 5,400 employees and divisional management is based in Hong Kong, China.	Sales, %  8 SEK 2,780 M	Operating income (EBIT), %  6 SEK 322 M
	**Global Technologies**	This global division manufactures and sells products for electronic access control, secure issuance of cards and identification technology, and electronic lock products for hotels. The division consists of two business units, HID Group and ASSA ABLOY Hospitality, which sell their products worldwide. Leading brands are HID, Fargo, Elsafe and VingCard. The division has 2,600 employees and divisional management is based in Stockholm, Sweden.	Sales, %  14 SEK 4,922 M	Operating income (EBIT), %  13 SEK 754 M
	**Entrance Systems**	Entrance Systems is a global division that manufactures and sells automatic door systems and service. The products are sold under the Besam and EntreMatic brands. The division engages in sales and offers its own direct service network around the world, with production in Sweden, the UK, the USA and China. The division has 2,100 employees and divisional management is based in Landskrona, Sweden.	Sales, %  9 SEK 2,987 M	Operating income (EBIT), %  8 SEK 432 M

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

ASSA ABLOY is represented in all major regions, on both mature and emerging markets, with leading positions in much of Europe and North America and in Australia. In the rapidly growing electromechanical security sector, the Group has a leading position in fields such as access control, identification technology, automatic doors and hotel security.

Since its founding in 1994, ASSA ABLOY has grown from a regional company to an international group with 32,000 employees and sales of over SEK 33 billion.

As the world's leading lock group, ASSA ABLOY offers a more complete range of door opening solutions than any other company on the market.



Statement by the President and CEO
Focus on growth and innovation

ASSA ABLOY saw strong growth in sales and profit in 2007. Organic growth amounted to 7 percent while acquired growth provided another 5 percent for a grand total of 12 percent. Sales amounted to SEK 33,550 M (31,137). Operating income rose by 14 percent, totaling SEK 5,458 M (4,771), the highest ever for the Group. I am particularly pleased to record that all five divisions showed growth, enhanced profitability and improved return.

ASSA ABLOY's strong growth is based on long-term structural growth in demand on our most important markets in Europe and North America; rising demand on new markets; and progress in fast-growing segments such as electromechanical locks, access control, secure issuance of smart cards, automatic doors and identification technology. During the year, the Group acquired 17 companies with annualized sales of about SEK 1,800 M. These acquisitions complemented ASSA ABLOY's product offering, brought in new technology and expanded the Group's geographical reach. All five divisions acquired new units. Some of the larger acquisitions included Baodean in China, iRevo in Korea, Aontec in Ireland, Powershield in Northern Ireland, Pemko in North America and Pyropanel in Australia. Acquisitions will continue to be a key part of ASSA ABLOY's growth strategy, with the goal of adding another 5 percent annually.

The three-year restructuring program for the Group's manufacturing units continued to develop well during the year. All 50 subprojects are progressing according to plan and over 1,300 people – out of a planned total of over 2,000 – have now left the Group. By the end of 2007 savings had achieved over 60 percent of the goal, which is to reach SEK 600 M in annual savings in 2009.

Volume growth, acquisitions, price control and completed structural changes, as well as continuous improvements in production, administration and marketing activities, contributed to the strong financial improvement.

During the course of the year we made a few changes in Group Management. Tim Shea, Head of the Hospitality business unit of Global Technologies division, and Denis Hébert, Head of the HID Group business unit of the same division, were appointed members of the Executive Team. Both have many years of experience in their fields and have been business unit managers at ASSA ABLOY for many years.

Trends in the divisions

EMEA division

The EMEA division had a strong organic growth of 7 percent (8) in 2007, although the general market trend was somewhat weaker in the latter half of the year. Operating income rose by 16 percent. The change process has moved at a rapid pace all year. The single largest part of the three-year restructuring program involves the European production facilities. The change process in the marketing and sales organizations, which includes combining them under the ASSA ABLOY brand, has produced good results. After important development work in pan-European R&D groups, several joint product platforms will be launched in 2008. After a few years of low acquisition activity, several acquisitions went through this year, including Alba in Israel, Powershield in Northern Ireland and Esety in Italy.

Americas division

The Americas division showed strong growth during the year, even though organic growth of 5 percent (10) was lower than last year. Demand in the commercial segment continued to be strong, while demand in the residential segment dropped during the year. However, this had little effect on the division since it has low exposure to the residential segment. Profitability – the highest in the Group – was further enhanced during the year through growth and streamlining measures. Operating income increased by 3 percent. Adoption of Lean methods has advanced a long way in Americas division. The focus on a joint sales organization and on stepping up specification work to stimulate demand has been very successful. During the year, the division acquired the Pemko company in the United States, which makes door components. The integration of previous acquisitions was completed, with good results.

Asia Pacific division

During the year, the Asia Pacific division made a successful turnaround, showing an upswing in both growth and profitability. Organic growth more than doubled to 10 percent (4) and operating income increased by 51 percent. Sales in Australia, New Zealand, China and the other Asian markets progressed very well, with strong growth. The marketing organization was restructured to provide more in-depth and focused targeting of specific customer segments, and the product offering was divided into categories for different customer needs. Continued structural changes, with production moving out of Australia and New Zealand, as well as further price increases, are expected to improve profitability. Early in the year the Group acquired Pyropanel in Australia, and towards the end of the year it acquired iRevo in Korea and Baodean in China. The Korean acquisition will be very important to advancement in the electromechanical field, and the Chinese acquisition is a key move in retaining the Group's leading position on the Chinese market.

Global Technologies division

Growth for the Global Technologies division was very strong during the year, with organic growth of 11 percent (12). Operating income rose by 23 percent. The HID Group business unit had great sales success in both electronic access control and the area of secure issuance of smart cards. In the latter half of the year the HID Group and ITG business units were merged, so that the HID Group unit now also includes identification technology. This fusion will give good sales synergies and benefits of coordination in production and administration. During the year, several

The Clarion Hotel Sign is Stockholm's biggest hotel and features solutions, from three of ASSA ABLOY's companies, ASSA, VingCard and Besam. Scandinavian architecture, design and gastronomy are the guiding stars at the hotel. All areas present classic furniture from Scandinavia's most famous designers – names like Arne Jacobsen, Bruno Mathsson and Alvar Aalto. Swedish architect Gert Wingårdh designed the building.

innovative products were launched that will contribute to future growth.

I see it as a confirmation of our leading position that other global companies, such as Cisco and Microsoft, are choosing ASSA ABLOY as their partner and supplier of global solutions for logical and physical access. Investments for increased presence in China, India and Brazil continued as planned. During the course of the year, the Group acquired Aontec in Ireland, whose products include inlays for passports, and Integrated Engineering in the Netherlands, which is active in the field of electronic access control.

Entrance Systems division

The Entrance Systems division showed continued good organic growth of 6 percent (11) and an increased market share. Growth was particularly strong on the US and Asian markets, but slowed somewhat in the second half. Profit growth was strong and operating income increased by 17 percent. During the course of the year, Entrance Systems adapted several products to local markets in Asia and North America. Acquisitions continued with the addition of further service companies.

Future development

The Group is well positioned for stable long-term growth thanks to our market-leader status and global presence. Our focus on the commercial segment, the high proportion of aftermarket sales and an increasing share of the fast-growing electromechanical market segment contribute to stability in growth and earnings. The sales organizations are increasingly being merged under the ASSA ABLOY name, and the introduction of a common brand has already shown good results.

New products are the most important source of organic growth. In the past two years, 200 engineers have been hired, and we now have close to 1,000 development engineers. Our development costs have risen by between 10 and 20 percent a year for the past three years. More and more common product platforms are being launched that can be adapted to local markets. These product platforms are being developed by the Group's common development division, Shared Technologies, as well as through projects both within and between divisions, making the most of collective skills and resources. A large number of new products will be launched in 2008.

Since the start of the 21st century, the sales share of electromechanical products has increased dramatically from 20 percent to 33 percent, and this trend is expected to continue since growth in the segment is two to three times higher than for traditional mechanical products. In the field of electromechanical lock cylinders, we are now seeing masterkey systems being combined with solutions from the electronic access control area, resulting in much-appreciated flexible solutions for the commercial segment. The acquisition of iRevo will transfer these solutions to the residential market as well. The electronic access control area, where ASSA ABLOY is currently launching many new products with good prospects, continues to grow strongly. New printer products for secure issuance of smart cards have been very successful on the market. The RFID product area, based on radio-frequency identification, also has good growth opportunities due to the superior security and flexibility that these applications offer. The automatic door area is also growing, in part due to the fact that these products can now be offered to wider customer groups and that demand for practical, user-friendly door solutions is on the rise.

The Group is also focusing on increasing its presence on the growth markets in Asia, Eastern Europe, the Middle East, Africa and South America. These markets now account for more than 13 percent of our sales.

ASSA ABLOY is also expanding in all parts of the world, with very strong growth of profitability and yield. These successes were made possible by our employees' great skills, willingness to grow, and ability to adapt to changes on the market. I would particularly like to thank everyone who is working with the restructuring program; I am convinced that we will be able to manage all the new challenges our dynamic world can throw at us.

After its founding in 1994, ASSA ABLOY quickly established a position as global leader. Despite its rapid expansion, the Group still has excellent opportunities for further growth, both on new markets with a growing need for security and safety and in the fastest-growing segments such as electronic cylinders, access control, automatic doors and identification technology. Our opportunities for enhancing profitability are also very good, thanks to the Group's leading market position, continued growth and the ongoing restructuring program.

Our future shareholder value will be created through a combination of profitable organic growth based on innovative products and services, improved efficiency and selective acquisitions.

Stockholm, 13 February 2008



Johan Molin
President and CEO

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Vision and strategy

Since Securitas and Wärtsilä merged their lock businesses in 1994 to create ASSA ABLOY, the Group has grown from SEK 3 billion to SEK 33 billion in sales through both organic and acquired growth, and profitability has consistently improved. Today ASSA ABLOY is the world's leading lock group, employing 32,000 people in over 50 countries.

Vision

ASSA ABLOY's vision is:

- To be the world-leading, most successful and most innovative provider of total door opening solutions.
- To lead in innovation and offer well-designed, convenient, safe and secure solutions that create added value for our customers.
- To be an attractive employer to our workforce.

Financial targets

ASSA ABLOY's primary financial target is a return on capital employed (ROCE) exceeding 20 percent. The aim is to achieve this figure no later than 2008, through the following sub-targets:

- Sales should increase by 10 percent per year on average over a business cycle through organic and acquired growth.
- The profit margin should improve to 16–17 percent through continued growth, a modern product portfolio and leveraging synergies in the Group.
- The positive long-term trend for ASSA ABLOY's operating cash flow should be maintained.
- Capital efficiency should be continuously improved. Given the potential to benefit from synergies in production, capital expenditure can be maintained at today's level, below that of current depreciation.

Strategy

To enhance the Group's leading market position, the Executive Team has worked actively in recent years to renew and develop its strategy. The overall focus is to spearhead the trend towards increasing security with a product-driven offering centered on the customer. The primary product ranges are mechanical locks and security doors, electromechanical and electronic locks, access control, identification technology and automatic doors.

The strategic action plans have been divided into three focus areas: **market presence, product leadership** and **cost-efficiency.**

Market presence

ASSA ABLOY's strategy for enhancing its market presence has three main aspects:

- Exploiting the strength of the brand portfolio.
- Increasing growth in the core business.
- Expanding into new markets and segments.

Using the strength of the brand portfolio

ASSA ABLOY has many of the industry's strongest brands. To better meet the rising demand for more complete security solutions, the sales teams on the local markets will gradually be united under the ASSA ABLOY master brand. The Group's local product brands will progressively be linked more closely to the ASSA ABLOY master brand, and a number of global brands will supplement the master brand. Examples of global brands are Yale, which is used in the residential market, and ABLOY, which is used for customers who demand an extra high level of security.

Financial targets


ORGANIC AND ACQUIRED GROWTH:
• 10% per year over a business cycle
MARGIN IMPROVEMENT TO 16–17%:
• Individual improvements
• Leverage synergies within the Group
STRONG CASH FLOW:
• The positive long-term trend in operating cash flow should be maintained
CAPITAL EFFICIENCY:
• Maintained capital expenditure level
• Working capital
20%
return on capital employed

Organic and acquired growth


%
12
10
8
6
4
2
0
03
04
05
06
07
Organic, %
Acquired, %

Increasing growth in the core business

Growth in the core business will be increased through several activities. One of the most important is developing the specification and project markets through close collaboration with architects, security consultants and major end-users. Continued development of the distribution channels, for example through training and clear market segmentation, is also a priority. In the fast-growing area of electronic and automatic door solutions, where the Group has a market-leading position, continuous investments will be made to develop channels to market.

Expanding into new markets and segments

The Group will expand into new geographic markets by developing the distribution channels with customized product offerings and through acquisitions. The Group's presence on the OEM market for door and window manufacturers varies between the different markets. There is great potential here for improved market reach. Efforts to develop channels and products for the residential market continue. Exploiting the Group's strengths in particular technologies will create interesting new areas for growth. One example is RFID, which is being adapted to special areas of use such as electronic passports.

Product leadership

The overall goal is continuous development of products that offer increased customer benefit and lower product costs. A key activity for achieving this is to increase the use of common product platforms with fewer components. For enhanced customer benefit, products are also being developed in close collaboration with end-users and distributors. The product development process will also be streamlined by separating the maintenance and improvement of existing products more clearly from new development. Customers are demanding more and more from lock and door products, and the technical level is continually rising. To meet the technical requirements and take advantage of economies of scale within ASSA ABLOY, the Group function for product development, Shared Technologies, has responsibility for developing Group-wide electronics and software platforms.

Cost-efficiency

The Group focuses closely on cost-efficiency in all areas. Its efforts towards common product platforms, fewer components and joint product development have already been mentioned.

ASSA ABLOY's restructuring program, running from 2006 to 2009, has progressed very well. The program encompasses some 50 individual structural measures. Many production units are changing their focus to concentrate on assembly, and some will be closed down. Much of the standard production will be moved to low-cost countries and will be run both within the company and by subcontractors. The cost of the program, which has already been expensed in the accounts, amounts to just under SEK 1,500 M, including the closure of car-lock manufacture in the UK, and it will lead to annual savings of SEK 600 M once the whole program is completed in 2009. The program will improve manufacturing infrastructure and production efficiencies while securing a local presence for fast, efficient assembly of custom products.

The introduction of Lean methods in the Group's units continues. Lean methods lead to more efficient production flows, better control of material costs, better decision-making routines, shorter development times and increased cooperation with the marketing and sales teams. Many of the companies in the Group have followed these principles for many years, enhancing efficiency.

A far-reaching supply management project covering both raw materials and components has been initiated. This will become increasingly important as outsourcing of component supply to external suppliers increases.

Support functions such as IT, customer support and finance are being coordinated.

Operating margin (EBIT)[1,2]


%
17
16
15
14
13
12
11
10
03
04
05
06
07

Operating cash flow


SEK M
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
03
04
05
06
07

Return on capital employed[1,2]


%
20
15
10
5
03
04
05
06
07

[1] Excluding restructuring costs.

[2] 2003 has not been adjusted for IFRS but amortization of goodwill has been excluded.

The security market
Great potential on a growing market

ASSA ABLOY is the world-leading supplier of total lock and door solutions today. As the Group has grown, its product portfolio has expanded and evolved to cover the widely varying needs of airports, schools, healthcare, offices, homes and more. Growth in the security market is mainly fueled by increasing prosperity, urbanization and a general trend toward higher security. Another factor is that crime, violence and terrorism have increased. The underlying trends and growing uncertainty in the world put security high on the agenda, pushing the development of increasingly advanced solutions and upgrades of existing security systems. The total security market consists primarily of security services and electronic and mechanical security products.

ASSA ABLOY estimates the total security market to be worth something over EUR 200 billion. The Group has concentrated its efforts on electronic and mechanical security products, which represent about 15 percent of the total market. ASSA ABLOY has a market share of over 10 percent.

Electronic and mechanical security products

In the field of electronic security, ASSA ABLOY's product range includes electronic cylinders, automatic doors, secure identification and various products for access control, some of which use radio-frequency identification (RFID). As a rule, electronic products offer high functionality and high security, making them ideal for commercial applications. Focused product development in this area is continuously expanding the areas of use of ASSA ABLOY's electromechanical products.

The annual growth of the market for electronic security products is two to three times higher than for mechanical security products. Today electronic products represent about one-third of the Group's sales, and that share is increasing every year.

As well as locks, mechanical security products include door handles, door closers, emergency exit devices, security doors and door and window hardware. Development in the field of mechanical security products is mainly driven by renovations and replacements of old locks in existing windows and doors, as well as new construction. In the long term this market is expected to grow in tandem with each country's GDP (averaged over a business cycle). The market for mechanical security products is relatively stable for ASSA ABLOY, both because the large aftermarket makes this market less sensitive to shifts in the economy, and because ASSA ABLOY is active in a large number of countries with different economic cycles. In the mechanical security products segment, consolidation of players on the market is common, and this trend is expected to continue.

Complete security solutions

ASSA ABLOY works with architects, authorities and large end-customers to offer the best security solutions for different types of door openings. The security solution for any given door must therefore be adapted to the location and type of use of the door – an entry to a building, or the door to a computer room or a conference room.

The functions of the door must also be adapted to needs for security and convenience – for example, whether it is an interior or exterior door, how often it will be opened, how many people will use it, and special requirements such as fire safety. Customers are also increasingly demanding that the products can be integrated into new or existing security systems and IT networks.

Differences between markets

Americans spend more than twice as much on emergency exit devices as Europeans. Conversely, northern Europeans spend three to four times as much on high-security locks for their homes as Americans. Automatic doors are also much more common in Europe than in the United States. The prevalence of electromechanical products is significantly larger in the commercial segment than in the residential segment. If the demands for security and evacuation solutions were equally great in Europe and the United States, the overall market would roughly double. One challenge for ASSA ABLOY is to develop the market towards increased growth and thereby reduce the large discrepancies between countries and market segments.

In global terms the lock market is still relatively fragmented; however, the market in each country is fairly consolidated, because companies in the industrialized parts of the world are often still family-owned and leaders on their home markets. They are well-established and have strong ties with local distributors. In less-developed countries, however, established lock standards and brands are less common.

The whole security market


IT security & logical access control, 4%
Alarm centers, 9%
ASSA ABLOY's product areas, 15%
Intrusion protection, 3%
Security guards & other, 27%
Doors & windows, 40%
Fire alarms, 2%

ASSA ABLOY's sales by product group


Mechanical locks, lock systems and accessories, 48%
Electromechanical locks, access control, automatic doors and identification technology, 33%
Security doors and fittings, 19%

Presence and strong relationships the key in China



China is an attractive growth market for ASSA ABLOY, not only because of the security needs of the Olympic Games and upcoming events such as the 2010 World Expo in Shanghai, but because of its booming commercial and industrial sectors.

As regards the Games, ASSA ABLOY Group companies are involved in more than 50 percent of the high-class hotel projects and are supplying security solutions to both the National Stadium (the Bird's Nest) and the National Aquatic Center (the Water Cube).

Winning such prestigious projects against tough competition reflects ASSA ABLOY's reputation in the region for business know-how and leading-edge technology.

This reputation has been built up over many years and made possible by having a strong base in the country. The Group has about 5,000 employees in China. With service centers in 10 major cities and a strong manufacturing presence through the Group companies Guli and Wangli and the recently acquired company Baodean.

Estimated to be worth EUR 2 billion, the Chinese market is still relatively undeveloped from an international perspective. It is market that is full of potential considering the increasing wealth of its residents and urbanization of the population, which are driving a boom in residential security.

ASSA ABLOY has a leading position on the Chinese market. Projects awarded to ASSA ABLOY in connection with the 2008 Olympics include:

- VingCard's access systems for the 5-star, 950-room hotel connected to the Olympic Green Convention Center which will be the media headquarters and home to indoor events such as shooting.
- Timee's V-lock solution for the new National Stadium, also known as the Bird's Nest.
- ASSA ABLOY's magnetic locks for the electronic doors in the Aquatic Center, also known as the Water Cube.

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By combining the ASSA ABLOY logo with the individual brand logos we retain their existing equity and add the global power of the master brand ASSA ABLOY, which we will continue to build. There will be some exceptions for a small number of brands that have special roles, such as Yale which targets the consumer and is already well respected globally.

Distribution channels

In the security market today, manufacturers of security products such as ASSA ABLOY reach their end-customers mainly through a variety of distribution channels. Many of ASSA ABLOY's products are sold in small volumes to many end-customers with very different needs. This has led to a largely local and fragmented distribution of mechanical and electromechanical security products.

Specification of security solutions of growing importance

Bringing new and innovative solutions to market requires working closely not only with distributors but also with architects, security consultants and major end-users. This collaboration stimulates demand from the distributors and customers. Construction and lock wholesalers and locksmiths have a key role in delivering the products specified for various construction projects. ASSA ABLOY has developed a close collaboration with architects and security consultants to specify appropriate products and achieve a well-functioning security solution. Many door and window manufacturers install lock cases and fittings in their products before delivering them to customers.

In contrast, electronic security products go from manufacturer to end-user mainly through security installers and special distributors. The products are also sold through security integrators who often offer a complete solution for installation of perimeter protection, access control and computer security.

The role of distributors

One of the most critical parts of a well-functioning door and security solution is the installation of the components. ASSA ABLOY works closely with its distribution channels to offer the end-customers the right products, a correct installation and thereby a well-functioning security solution. The distributors are also important in handling service and support after installation.

The role of the distributor can vary between different customer segments. On some markets in the commercial segment, distributors can act as consultants, technicians and project managers to create good security solutions. They are well familiar with the customer's needs and ensure that the products meet local regulations.

As technology moves toward more complex security solutions, the distributors need increasing skills levels. On many markets specialized security distributors may be locksmiths with expert knowledge of mechanical and electromechanical security products. They buy directly from the manufacturer or via wholesalers, providing advice, products, installation and service. Some locksmiths now have an increased focus on electronics, while IT integrators are beginning to add physical security solutions to their offer.

Customer groups

Major customers — These include airports, commercial establishments and hospitals through which a large number of people pass daily. ASSA ABLOY usually has primary contact with the customer's head of security, a person well familiar with the security needs and who participates actively in planning the security solutions. Lead times for this kind of project are often long and based largely on custom solutions. Distribution and installation are largely handled by installers and locksmiths. ASSA ABLOY's principal end-users are industrial and institutional customers, who account for 80 percent of sales, while private customers account for 20 percent.

What drives demand?


Aftermarket[1], 67%
New construction, 33%
[1] The aftermarket consists of renovations, rebuilding, extensions, replacements and upgrades

ASSA ABLOY's total sales by region


Europe, 48 %
North America, 37%
Australia and New Zealand, 6%
Asia, 6%
Central and South America, 2%
Africa, 1%

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Small and medium-sized customers — This segment is characterized by the customers' need for professional advice and installation. This need is primarily met by specialized distributors and installers: for example, locksmiths. ASSA ABLOY works actively to train distributors and develop custom solutions for small and medium-sized companies such as stores and offices.

Consumers – The majority of sales are replacements or upgrades of existing security products. Private consumers have a great need for advice and installation assistance. ASSA ABLOY has developed a number of home security concepts to meet consumers' needs. Depending on the geographical market, ASSA ABLOY also works with door and window manufacturers or specialized distribution channels such as home improvement stores and locksmiths.

Heightened demand for electromechanical products

The heightened demand for electromechanical products is one of the clearest trends in the security market. ASSA ABLOY also sees greater technical standardization, making it easier to integrate different components in the security solution with each other. This development indicates that manufacturers will be forced to specialize in a specific product area to be able to maintain their competitive edge. ASSA ABLOY's products aim for open standards to allow them to be easily connected to the customers' other security and maintenance systems.

Changing demand

Customers' preferences for different security solutions are becoming polarized, and there is a change in demand patterns for security solutions at different levels. There is increased demand for complete security solutions in the higher segment, but also for good-quality products that meet the basic security requirements.

Competition

Although some consolidation has taken place over the past ten years, the security industry is still fragmented in the global perspective. Some countries have one strong manufacturer that holds a large share of the local market and focuses on that, often with limited international activity.

Globally, ASSA ABLOY is the market leader, with its main competitors five other major players who are active in parts of ASSA ABLOY's segment: Ingersoll-Rand, Black & Decker, Dorma, Kaba and Stanley Works. Three of them are based in the United States and two in Europe. All competitors are strongest on their home markets and also have a presence on some other markets, although none of them has an international market coverage comparable with ASSA ABLOY's. The Asian market is still very fragmented; even the largest manufacturers have quite modest market shares.

Distribution channels for the security market


ASSA ABLOY
Integration of security systems
Locksmiths and security installers
Wholesalers – building and lock suppliers
Retailers – DIY, building suppliers, ironmongers, security shops
OEMs, door and window manufacturers
LARGE INSTITUTIONAL AND COMMERCIAL CUSTOMERS
• Healthcare • Education • Retail
• Hospitality • Offices • Industrial
SMALL AND MEDIUM-SIZED CUSTOMERS
• Offices • Shops
RESIDENTIAL CUSTOMERS
• Apartments • Houses

In the security market today, manufacturers of security products such as ASSA ABLOY reach their end-customers through a variety of distribution channels. Many of ASSA ABLOY's products are sold in small volumes to many end-customers with very different needs.

Products
Faster product development

New and innovative products are strengthening ASSA ABLOY's foundation for lasting organic growth, while intensified efforts to rationalize products and standardize components are reducing the costs of the existing product portfolio.

More new products through a common process

In 2007, ASSA ABLOY started to establish a Group-wide process for product development, with the goal of cutting product development time in half while increasing the number of new products.

A clear interdisciplinary process, with defined checkpoints – called gateways – speeds up product development, while a focus on understanding the customer's problems and wishes ensures better precision in implementation.

Within the framework of the product development and purchasing process, ASSA ABLOY initiated a project in 2007 aiming to cut costs in the existing range through better use of materials and coordination of material and component standards.

Today's customer base helps to build tomorrow's solutions

ASSA ABLOY has the largest base of traditional locks and lock systems in the world, well adapted to local and regional standards. That customer base helps to develop the solutions of tomorrow, complementing or replacing mechanical identification with electronic codes.

People are assigned authorization to use specific doors or computers. Keys, cards and other identification credentials are assigned codes, which are managed securely and distributed encrypted. The past years' acquisitions in new technologies and skills enhancement have given ASSA ABLOY all the tools it needs to meet the challenges of tomorrow.

Security is more than identification

But security is not just identification – far from it. The mechanical and electromechanical products that prevent intrusion and permit rapid evacuation are just as important to the total solution. A well-crafted specification also considers the design of the products and makes sure that they simplify usage. ASSA ABLOY's electromechanical products contribute to meeting all of these requirements. The electromechanical field is growing quickly and already accounts for a third of sales.

ASSA ABLOY's Hi-O communication platform allows the electromechanical products to be connected together and the whole door environment to be connected to the Internet. This means that you can check the status of the door online, which enhances security and facilitates maintenance.

ASSA ABLOY and Cisco Systems are working together to define a new network protocol for secure communication between door devices and access-control host software. This protocol will facilitate the use of ASSA ABLOY's intelligent door devices, such as locks, card readers and electronic cylinders, in security systems using Cisco software and hardware. A number of other leading security system companies are also involved in this initiative.

New technology is increasing the number of controlled doors

RFID – radio-frequency identification – and wireless communication allow ASSA ABLOY to create new security applications while offering services that assist users.

The intelligent door



The intelligent door is connected to a network over which each individual component around the door can communicate interactively with other systems, such as security or maintenance systems. The advantages are secure information about each component, simple installation through standardized connections, and remote configuration over the network, which can also be connected to the Internet.



HID's Crescendo Smart Card allows the same smart card to be used to gain access to a building and to log in to the building's IT network.



Fargo's printer uses the High Definition Printing™ (HDP) technology, which provides superior printing, quality on ID cards.

Aperio is a new technology developed by ASSA ABLOY that allows cost-effective connection of several doors to an existing access control system. The wireless installation is based on existing locks, to which are added battery-operated electromechanical cylinders that can communicate wirelessly with the existing network. No expensive installation costs, no new keycards and no new access system are required.

Smartair is a similar solution, in which a simpler access control system can be offered to those who have previously relied on mechanical lock systems.

No more waiting in line for hotel guests

For hotel guests, VingCard has made use of RFID and wireless mobile technology in combination with a new communication interface called Near Field Communication (NFC). The guest's cellphone becomes both a code bearer and a key. Guests can use their phones to book a room, check in and out, gain access to the room and the hotel's facilities, and pay their bills over the Internet.

Total door solutions are ASSA ABLOY's strength

ASSA ABLOY's business is not based solely on innovations; the great strength of the Group is the variety of traditional and new products built into various door environments. ASSA ABLOY has products for different climates, different types of buildings and differing security and safety requirements. By combining hundreds of thousands of components to meet the needs of consumers, architects and installers, ASSA ABLOY creates products with the right quality, design and price, ideal for new buildings and renovations alike.

Crescendo™ – award-winning card

HID's Crescendo™ Smart Card allows the same smart card to be used to gain access to a building and to log in to the building's IT network. The award-winning Crescendo™ card is compatible with Windows Vista and many Microsoft® software applications. Crescendo™ combines technologies, services and know-how to deliver a unique solution from HID.

Secure card issuance with Fargo

The innovative HDP5000 printer for ID cards is the latest addition to the Fargo brand of secure ID card issuance solutions. The High Definition Printing™ (HDP) technology provides superior printing quality on ID cards. HDP uses reverse transfer print technology in which the image is printed on the underside of film that fuses to the card surface. The film conforms to the ridges and indentations formed by embedded electronics, while providing an extra layer of card durability and security. The HDP5000 printer's versatile modular design makes it easy to upgrade to dual-sided printing, single-sided or dual-sided lamination and many other card encoding technologies.

Entrance innovations

Besam's SW100 is one of the most silent swing-door operators on the market. Its low energy requirement is compliant with disability standards in North America and the UK. Safe, reliable and quiet operation makes it the ideal choice for applications in retail, healthcare, residential, office and public service environments where accessibility and ease of use are important.

The changing product mix, 2000–2007


Product mix 2000
Mechanical products, 66%
Electromechanical products, 20%
Security doors, 14%
Product mix 2007
Mechanical products, 48%
Electromechanical products, 33%
Security doors, 19%

The SW100's motor is equipped with an electronic door brake that controls the door's speed when it is pushed or blown unexpectedly. This unique feature reduces the wear and tear that results from windy weather conditions or harsh treatment by users, extending the life of the door opener or door closer.



Among the product's advantages, the self-adjusting closing force ensures that the door closes with sufficient force. The product can also sense when the door has not closed completely and will cause the door to open and then close fully for an increased level of security.



The LiteGuide system shows the safe way out with sound and light.

Illuminating the route to safety
Life-safety codes throughout the United States have taken steps to improve building evacuation by increasing the visibility of exit pathways. ASSA ABLOY's family of LiteGuide products supplements these emerging codes by incorporating new technologies into doors, frames and hardware. The latest of these life-safety innovations is the Beacon exit device from SARGENT.

Beacon is an audible and visual alarm which is connected to a building's alarm system and has special features for the disabled. When the alarm is activated, Beacon emits a pulsating light and white noise. The white noise attracts attention when visibility is poor and acts as an interference filter for sound so that people can concentrate on the emergency announcement saying where the nearest emergency exit is. The exit device emits a laser beam which assists orientation in a dark and smoke-filled room.

Advanced package solution with RFID strike
A hybrid electric strike from the Group company HES is the first to combine an integrated HID Proximity contactless card reader with the physical security of a Grade 1 electric strike, thereby offering installers and end-users faster installation and greater security.

It enables installers to pull wires to a single location, rather than cutting both wall and doorframe. Developed to work with any Wiegand-compatible access control system, the strike encompasses everything inside the doorframe and not only increases tamper-resistance but also improves the aesthetics of the installation.

This development project also provides a platform to allow other ASSA ABLOY brands to integrate RFID technology in other relevant areas.

Revolutionary RFID technologies
Medeco Hybrid™ allows mechanical masterkey and electronic access systems to be merged for maximum flexibility, security and convenience. The Hybrid platform consists of dual-technology RFID keys and cylinders which work together to combine the flexibility of electronics with the physical protection of mechanics. The Hybrid Cylinder, which requires no wiring or door and hardware alterations, gives end-users the functionality of electronic access control without costly or specialized installation requirements.

In a matter of minutes, a door can be retrofitted with access control, and can be integrated into most existing systems at less cost and greater convenience.



ASSA ABLOY contributes to the 2008 Olympics
With the eyes of the world on China in 2008, the Beijing Olympic Games will be the biggest event of the year. Honeywell, the electronics contractor for the Bird's Nest Project (the National Stadium), has appointed ASSA ABLOY as its supplier of door opening solutions for all electronic doors. After thorough consideration, Honeywell decided that products from effeff and Trimec best met the customer's requirements.

Check in with your cellphone

Signature RFID is the new contactless electronic lock from VingCard. The lock is compatible with the main RFID standards and the new NFC (Near Field Communication) technology for cellphones.

The technology enables hotels to offer remote check-in capabilities. Hotel chains can send a booking confirmation number, a room number and an encrypted room key via text messaging to a guest's cellphone prior to their arrival at the hotel. The solution gives the hotel a new level of service and can be used as a unique benefit in loyalty programs. Guests avoid long lines at check-in and check-out and use their own NFC-compliant cellphones to access their room and hotel facilities during their stay.



EMEA
Rising sales and efficiency measures lift margins



The division manufactures and sells mechanical and electromechanical locks, cylinders, security doors and accessories in Europe, the Middle East and Africa (EMEA).

EMEA expanded and advanced its market position to achieve strong growth during the year. All regions increased sales, despite some slowing of the economy towards the end of the year. Operating income was up thanks to solid growth in volume, implemented efficiency measures, compensated raw-material costs, and savings from the restructuring program.

EMEA in brief

EMEA is ASSA ABLOY'S largest division. It has twelve market regions and its head office is in London. EMEA's market position is extremely strong and it is the market leader in most countries in Europe, the Middle East and Africa. For the most part, EMEA's production takes place locally on each market. In 2006 a change in production began which involves concentrating on final assembly and customization in the division's own units. Component production, simple products and subsystems will progressively be outsourced, mainly to low-cost countries.

Report on the year

During the year the division achieved sales of SEK 13,477 M (12,509), an increase of 8 percent, of which 7 percent was organic growth and 1 percent acquired growth. Operating income was up 16 percent to SEK 2,295 M (1,972), which represented an operating margin (EBIT) of 17.0 percent (15.8).

Although all regions demonstrated growth, some particularly strong regions included the Scandinavian countries, Finland, Spain and the UK. Expansion of the marketing organizations within the growing regions of East Europe and the Middle East and Africa resulted in highly satisfactory organic sales improvements in these areas during the year. Through good growth in volume together with implemented efficiency measures, compensated raw-material costs and savings resulting from the restructuring program, EMEA's operating margin strengthened by more than 1 percentage point during the year.

Acquisitions

In 2007 EMEA acquired several companies; some of the larger ones included Powershield in Northern Ireland, Esety in Italy and Alba in Israel. These acquisitions, which were all complementary in nature, strengthened market presence in their regions and contributed to continued growth through their sales channels.

Current initiatives

Products

The substantial increase in investments in Research and development during 2006 and 2007 resulted in the launch of a host of new electromechanical and electronic products in 2007. These products were developed according to the Group's new project-development process, shifting the focus to increased customer value while improving cost-efficiency and maintaining a higher standard of quality. The products were well received by customers and have resulted in strong growth while strengthening the Group's leadership in the field of complete security solutions. However, the majority of products offered within EMEA are still traditional mechanical locks, which is why a substantial proportion of the expanded development of resources is being channeled in that direction. The mechanical lock market is changing; customers are increasingly demanding modern design and attractive prices with continued high quality. Another important aspect is ensuring that products comply with the latest local building codes for safety and security.

A pan-European project initiated during the year aims to formulate common product platforms for the whole of EMEA for both mechanical and electromechanical products. After adaptation to local standards and design, these will be sold throughout EMEA. The result will be increased growth caused by new products reaching multiple markets faster while production becomes more coordinated and efficient.

Sales and Operating income


Sales
SEK M
Operating income
SEK M
14,000
12,000
10,000
8,000
6,000
2,800
2,400
2,000
1,600
1,200
03 04 05 06 07
Sales, SEK M
Operating income, SEK M [1,2]

Capital employed and Return on capital employed


Capital employed
SEK M
Return on capital employed
%
12,000
10,000
8,000
6,000
4,000
30
25
20
15
10
03 04 05 06 07
Capital employed, SEK M
Return on capital employed, % [1,2]

Operating income and Cash flow


SEK M
2,500
2,000
1,500
1,000
03 04 05 06 07
Operating income, SEK M [1,2]
Cash flow, SEK M [1,2]

[1] Excluding restructuring items.

[2] 2003 has not been adjusted for IFRS but amortization of goodwill has been excluded.

ASSA ABLOY worked closely with the architects to specify the building's security solutions. The new dormitory building in the EU complex will be home to the 400 members of the European Parliament and therefore requires a high level of security.



Sales organization

Efforts to expand and reorganize the sales organization continued during the year. Essentially, many sales organizations have now been coordinated under the ASSA ABLOY brand, each with a focus on specific market and customer segments. Moreover, as the specification of total door solutions has grown in importance for achieving sales, the number of sales representatives specializing in specification was substantially increased and collaboration with architects and security consultants was strengthened.

Efficiency and restructuring program

The restructuring program continued to concentrate production of important components to specialized production facilities, such as cylinders in the Czech Republic and lock cases in Romania. The production of components continued to be outsourced to preferred suppliers in low-cost countries. In order to maintain high customer service standards, Western European production facilities will focus more on final assembly and customization of products. The ongoing initiative to coordinate purchasing resulted in an increased percentage of purchases in low-cost countries and better use of benefits of scale within the division.

Shared services

Administrative services will be coordinated on a region-by-region basis to improve efficiency. Shared services have already been implemented in regions such as Germany, which has achieved good results. In 2008 and 2009 all regions will be similarly organized.

Human Resources

During the year EMEA worked proactively to find, train and keep highly skilled employees. These efforts are particularly critical, given the considerable change that is ongoing in the division, such as the extensive restructuring program. Focus on assuring and facilitating internal recruitment of managers was intensified during the year.

Acquisitions

Despite EMEA's solid market position, good acquisition opportunities can still be found. EMEA is actively seeking acquisition candidates to round out its geographic presence, for example in German-speaking countries and in Eastern Europe, as well as companies that can provide new products or distribution channels.

Sales by product group


Mechanical locks, lock systems and accessories, 73%
Electromechanical and electronic locks, 14%
Security doors and fittings, 13%

Key figures

SEK M	2006	2007
Income statement		
Sales	12,509	13,477
Organic growth, %	8	7
Operating income (EBIT)[1]	1,972	2,295
Operating margin (EBIT)[1], %	15.8	17.0
Capital employed		
Capital employed	9,183	10,055
– of which goodwill	4,631	4,926
Return on capital employed [1], %	19.1	21.9
Cash flow		
Cash flow [1]	1,899	2,267
Average number of employees	12,283	12,493

[1] 2006 excluding restructuring items.

Swiss Railways switch to VERSO CLIQ


SBB CFF FFS

Swiss Federal Railways (SBB) has 28,000 employees and carried more than 285 million passengers and 56 million tonnes of freight in 2006

An innovative electromechanical locking system from ASSA ABLOY will improve security and access control as well as lowering costs for Swiss Federal Railways (SBB).

"Our existing security system is good but not perfect," explains Bruno Bonzli, Project Leader at SBB.

"It lacks an overarching concept and in certain cases, security is less than perfect and our infrastructure administration stores redundant data."

SBB set out to remedy these shortcomings.

"We put our new access and security control project out to Europe-wide tender and after evaluating the offers we chose Kaba AG as our preferred supplier," says Bonzli.

Kaso, a Swiss company in the ASSA ABLOY Group, is supplying 35,000 VERSO CLIQ cylinders and 34,000 keys. When the system is fully installed, it will not only improve security and access control, it will also allow SBB to save about CHF 150,000 a year in staff and operating costs. The first VERSO CLIQ locks were installed in March 2008; nationwide installation will be complete by July 2010.

The VERSO CLIQ system combines mechanical and electronic elements. The key has a built-in mechanical code and contains an electronically coded microcircuit with a battery, and a matching electronic chip is located in the cylinder. With this system unauthorized duplication of keys is impossible; the system can be adapted rapidly and inexpensively to future expansions or organizational changes by re-coding the microcircuit. Cable-laying and alterations to buildings are not needed since the battery in the key supplies the current to operate the lock. Authorizations, with time and/or spatial restrictions, can be assigned to individual people. Locks in non-critical security locations work with the mechanical portion of a key alone, while critical installations need both portions.

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Americas
Positive trend despite weaker US market



The division manufactures and sells mechanical and electromechanical locks, cylinders, security doors and frames on the American continents.

ASSA ABLOY's growth in the Americas division continued in 2007 through focused efforts to increase demand for products primarily in the commercial marketplace. The division increased its sales and margins through good growth in the commercial segment and experienced a relatively minor impact from the US housing slowdown.

Americas in brief

The largest portion of the division's sales take place in North America, where ASSA ABLOY has an extensive sales organization selling through added-value partners in various channels. Sales in South America and Mexico take place through distributors, wholesalers and DIY stores that are serviced by ASSA ABLOY sales organizations. A small but growing portion of sales goes to Asia and the Middle East.

Manufacturing takes place primarily in the USA, Brazil, Mexico and Chile. The plants in Latin America produce finished products for local markets in addition to components and finished products sold in North America. The North American plants also source components from low-cost countries in Asia.



InterActiveCorp's headquarters in the Chelsea neighborhood of Manhattan was completed in 2007; the architect is Frank Gehry. Seven hundred ASSA ABLOY door solutions were installed in the building.

Report on the year

During the year the division achieved sales of SEK 10,220 M (10,142), a 1 percent year-on-year increase. Organic growth was 5 percent and acquired growth was 5 percent. Operating income was up 3 percent to SEK 1,995 M (1,945), which represents an operating margin (EBIT) of 19.5 percent (19.2).

North America

In North America, unlike in Europe, there is a clear difference between products intended for the residential segment and those intended for the commercial segment. The commercial segment includes institutional and commercial end-customers such as schools, offices and healthcare facilities, and accounts for a high proportion of the division's sales. Few products on the North American market can be sold in both segments because the distribution channels are separate.

Sales development was positive in 2007. Demand was particularly robust for electromechanical products and high-security products. One particular end-user segment that is growing strongly is institutions such as educational and healthcare facilities.

The downturn in housing construction had a negative impact on ASSA ABLOY due to decreased sales of products for single-family homes and apartments. Nevertheless, housing-related products account for only a small portion of the division's sales.

In 2007 the division made one significant acquisition, Pemko Manufacturing Company, which makes thresholds, door seals and continuous hinges. Pemko has been well integrated into the Group and enables ASSA ABLOY to provide the market with a more complete door opening solution that goes beyond doors and locks.


Sales and Operating income
Sales SEK M
Operating income SEK M
12,000
10,000
8,000
6,000
4,000
2,400
2,000
1,600
1,200
800
03 04 05 06 07
Sales SEK, M
Operating income, SEK M 1, 2
Capital employed and Return on capital employed
Capital employed SEK M
Return on capital employed %
10,000
8,000
6,000
4,000
25
20
15
10
03 04 05 06 07
Capital employed, SEK M
Return on capital employed, % 1, 2
Operating income and Cash flow
SEK M
2,500
2,000
1,500
1,000
03 04 05 06 07
Operating income, SEK M 1, 2
Cash flow, SEK M 1, 2

[1] Excluding restructuring items.

[2] 2003 has not been adjusted for IFRS but amortization of goodwill has been excluded.

[3] Sales growth in local currencies was 10%.



ASSA ABLOY provided security solutions to Metro Health Hospital in the United States. The hospital has about 2,000 doors and placed rigorous demands on the specifications for each door opening.

Latin America
Many Latin American markets are growing rapidly. Generally speaking, the increased standard of living in these developing economies has accelerated the need for higher security levels. Each country requires unique security solutions depending on local standards. For example, several new products and strong demand for more stringent security solutions in high-rise residential construction resulted in good sales growth for ASSA ABLOY in Brazil.

Current initiatives
Product launches
Towards the end of the year the division introduced Hi-O in North America. Hi-O stands for Highly Intelligent Operation and is a new concept for intelligent door systems that simplify installation, service and expansion. Hi-O contains a network based on the CAN standard, which has existed for many years and is widely used in the automotive industry. It enables connected units to carry out an encrypted dialog with each other. The division will launch a sales campaign for Hi-O during 2008.

Shared Services
The Americas division continues to coordinate administrative services for companies within the same market segment. Financial services and human resources are two areas where collaborative efforts have allowed more efficiency and quality for the Group. Efforts to coordinate administrative functions will continue in 2008.

Restructuring
Two factories were closed in 2007. A plant in Mexico was closed and production was moved to another Mexican unit, and a plant in Pennsylvania, USA, was also closed. Some portions of production were moved to Connecticut, USA, while others were outsourced. More efficient production and coordinated purchasing have led to savings that helped improve margins during 2007.

Acquisitions
The division is exploring opportunities for acquisitions in the rapidly growing Latin American market as well as among specialized companies that could complement ASSA ABLOY's existing offering in the division.

Sales and specification
In 2007 the division continued to invest in specification sales and marketing. The sales force is learning more about the needs of installers and end-users, and is focused on selling total door opening solutions, rather than individual products. At the same time and with equal intensity and importance, the division's sales forces are working very closely with its distributor partners, who are deeply involved in all aspects of the market from defining the right products and solutions for specific applications to managing and ensuring proper installation of door opening solutions for the end-user.

The division is also working with architects and security consultants early in the building process. ASSA ABLOY helps with technical specifications while the building is still on the drawing board. ASSA ABLOY specification consultants share their door and hardware expertise to ensure that openings are code-compliant and meet the needs of the end-user. Such activities strengthen relations with architects and increase the chance of orders once construction is underway.

Production
Efficient Lean methods are still a major driving force for business operations, and these methods have now been implemented in both production and administration. Lean methods lead to more efficient product flows, better control of material costs, improved decision-making procedures, shorter time-to-market and increased cooperation with marketing and sales teams. Ongoing initiatives with Lean processes have become ingrained in the division's way of working. The division will continue to implement Lean operations in production and work processes in 2008, while taking advantage of purchasing synergies.

Sales by product group


Mechanical locks, lock systems and accessories, 54%
Electromechanical and electronic locks, 8%
Security doors and fittings, 38%

Key figures

SEK M	2006	2007
Income statement		
Sales	10,142	10,220
Organic growth, %	10	5
Operating income (EBIT)[1]	1,945	1,995
Operating margin (EBIT)[1], %	19.2	19.5
Capital employed		
Capital employed	8,545	8,595
– of which goodwill	5,076	4,928
Return on capital employed [1], %	22.3	22.7
Cash flow		
Cash flow [1]	1,724	2,211
Average number of employees	9,641	9,428

[1] 2006 excluding restructuring items.

Security a top concern at new biotechnology facility



The newly built HudsonAlpha Institute for Biotechnology in Huntsville, Alabama, USA, is home to a number of companies conducting cutting edge research. The discoveries made within the Institute's walls are closely guarded and could hold the key to future success for these companies. Tenants need to be confident that they are working in a secure facility that will keep proprietary information safe within its confines. HudsonAlpha was able to provide this high level of security with a broad range of products from ASSA ABLOY.

The four-storey building of 25,000 m² (270,000 sq. ft) will house up to 900 employees and contains state-of-the-art laboratories for genomic research and development of products and services supporting genome-based medicine. The approximately 400 doorways in the building have been equipped with products from Curries, Graham, HES, McKinney, Rixson, SARGENT and Securitron. In addition, the locking hardware was supplied with MicroShield antimicrobial coating and all electromechanical openings were wired with Electrolynx connectors, a unique ASSA ABLOY solution that simplifies installation and reduces costs.

According to Jim Hudson, President of the Institute, security was always a priority issue.

"Right from the planning stage, we decided security was critical and had to be incorporated into the design of the building. We conveyed these concerns to the architect who then worked with ASSA ABLOY to address our needs."

The facility's access control system makes extensive use of card readers tied into mortise locks and electric strikes. Additional levels of protection are provided by a SARGENT high security key system backed by the Key Wizard key-management software.

"We like it that the doorway security system is unobtrusive and blends in with the overall facility design," Hudson commented.

"This innovative security concept creates a level of convenience that gives building occupants a sense of freedom and makes HudsonAlpha a desirable place to work."

Asia Pacific
Strong organic growth and acquisitions



The division manufactures and sells mechanical and electromechanical locks, security doors and fittings in Asia and Oceania.

Organic growth in Asia Pacific more than doubled over the past year, from 4 to 10 percent. In addition to extremely good growth on local markets, exports to other divisions also surged. The division carried out three acquisitions during the year.

Asia Pacific in brief

The division manufactures and sells locks, security doors, and fittings in Asia and Oceania. The division is divided into three sub-regions: Pacific (which includes Australia and New Zealand); China; and the rest of Asia. Pacific accounts for more than half of sales, China for 30 percent including exports to fellow subsidiaries in other divisions, and the rest of Asia for almost 20 percent. The major markets included in the rest of Asia include Korea, Malaysia, Thailand, India and Singapore.

60 percent of sales are to the commercial segment and 40 percent to the residential segment. In China the same types of lock, handle and fittings are often used in both homes and offices. Sales include products manufactured in the region and also premium products manufactured in Europe or North America.

The division's production plants are located in Australia, New Zealand, China and Korea. In addition to supporting its own production units, the division also manufactures components and finished products for the markets in Europe and North America.

Report on the year

During the year the division achieved sales of SEK 2,780 M (2,309), a 20 percent increase. Organic growth was 10 percent and acquired growth was 14 percent. Operating income was up 51 percent to SEK 322 M (213), which represents an operating margin (EBIT) of 11.6 percent (9.2).

Australia and New Zealand

Demand was good during the year and sales showed solid growth, resulting in increased market share. The strongest demand was in the commercial segment; demand on the residential market was somewhat weaker. New products with improved function or design were important growth drivers.

A new sales organization was implemented during 2007, based on market segmentation and specification work, with key-account managers for large national customers. In Australia ASSA ABLOY's successful campaign to expand collaboration with architects led to advances in the specification market. The division also strengthened its collaboration with the Royal Australian Institute of Architects (RAIA) during the year with the purpose of promoting innovative design concepts by encouraging customers to influence tomorrow's door solutions.

In early 2007 ASSA ABLOY acquired the Australian company Pyropanel, a leading manufacturer of fire doors. The acquisition strengthens ASSA ABLOY's position in the commercial segment and creates further growth opportunities.

China

The Chinese lock market is growing quickly thanks to the rapid pace of urbanization and modernization of both residential and commercial buildings, which in turn increases demand for security. Between 2005 and 2015, 300 million Chinese are expected to move from the country to the city. The market is fragmented, but ASSA ABLOY has a leading position as the largest lock manufacturer in China.

Sales in China take place mainly via distributors. The network of distributors was substantially expanded during 2007 and today the Group's products can be found in about 2,000 sales locations. Distribution will be further expanded in 2008.

Sales and Operating income


Sales
Operating income
SEK M
SEK M
3,000
2,500
2,000
1,500
1,000
500
0
400
350
300
250
200
150
100
03 04 05 06 07
Sales, SEK M
Operating income, SEK M 1,2

Capital employed and Return on capital employed


Capital employed
Return on capital employed
SEK M
%
3,000
2,500
2,000
1,500
1,000
500
0
30
25
20
15
10
5
0
03 04 05 06 07
Capital employed, SEK M
Return on capital employed, % 1,2

Operating income and Cash flow


SEK M
350
300
250
200
150
100
50
0
03 04 05 06 07
Operating income, SEK M 1,2
Cash flow, SEK M 1,2

[1] Excluding restructuring items.

[2] 2003 has not been adjusted for IFRS but amortization of goodwill has been excluded.

In the past ASSA ABLOY's products have been in the upper price segment. In 2007 the division developed a less expensive product series that is manufactured in China, adapted to local needs and positioned in the middle of the Chinese price range. China has few national or regional standards governing how locks, doors and fittings should be designed and fit together. ASSA ABLOY is working with Chinese regulatory authorities to formulate such standards.

In late 2007 ASSA ABLOY acquired the Chinese company Baodean, which manufactures and sells high-security locks for the Chinese market. The acquisition strengthens ASSA ABLOY's market-leading position on the Chinese market.

Rest of Asia

Demand was good on all of ASSA ABLOY's markets. Specification work was extended and a number of newly developed lock ranges were introduced.

In late 2007 ASSA ABLOY acquired iRevo, a Korean company that is the market leader in digital door locks. This type of door lock has had great success on the residential market in both Korea and China, and will become an extremely important product in the future.



Woodside in Australia is one of the region's biggest companies in research and production of oil and gas. ASSA ABLOY has supplied a large number of blast-resistant doors to the company's liquid natural gas facility outside the city of Karratha.

Current initiatives

Product development and product range

Innovation and continued product development are important factors for the Asia Pacific division to be able to maintain an attractive line of products and increase sales. Electromechanical security products are becoming more important and there is considerable growth potential in the commercial segment for electronic cylinders. The Asia Pacific division is working together with Group companies ASSA and effeff to develop suitable products for the local market.

Division-wide Research & Development units will be established during the year. These will coordinate all the division's research in a specific product area, enabling ASSA ABLOY to achieve economies of scale as well as faster product development. R&D centers will be located mainly in Australia and China and possibly in another country too.

The project to add American ANSI locks and European DIN locks to the product range was completed in the second half of the year. The products were well received by customers, resulting in an expanded portfolio.

Market organization

The sales force has been reorganized in accordance with the Group's strategy to develop from a product supplier into a supplier of total door and security solutions focused on defined customer segments.

In order to increase sales involving larger projects, Asia Pacific will also continue to strengthen its specification resources and develop collaboration with architects.

Production structure

The division has continued to invest in production facilities in China, mainly to meet rising demand on the home market, but also to increase the Group's internal deliveries to Europe and North America.

Sales by product group


Mechanical locks, lock systems and accessories 53%
Electromechanical and electronic locks 17%
Security doors and fittings 30%

Key figures

SEK M	2006	2007
Income statement		
Sales	2,309	2,780
Organic growth, %	4	10
Operating income (EBIT)[1]	213	322
Operating margin (EBIT)[1], %	9.2	11.6
Capital employed		
Capital employed	1,974	2,520
– of which goodwill	955	1,211
Return on capital employed[1], %	10.8	13.8
Cash flow		
Cash flow[1]	112	294
Average number of employees	5,099	5,445

[1] 2006 excluding restructuring items.

High-tech solution for new Chinese challenge



Competitive pricing, high quality and technical know-how, along with ASSA ABLOY's reputation in China, helped to secure the project.

The new municipal offices in Chengdu, the capital of China's Sichuan Province, contain over 6,000 doors. Since this was the first major project in the region to specify ANSI standards, it required considerable expertise.

Calling on the extensive ASSA ABLOY product range, ASSA ABLOY China was able to provide the entire hardware solution.

Competitive pricing, high quality and technical know-how, along with ASSA ABLOY's reputation in China, helped to secure the enormous project – Phase One covers 310,000 m^2 (3.3 million sq. ft).

Involved from an early stage of the construction project, the ASSA ABLOY team worked closely with the architect to specify the project and then create a hardware schedule.

Hands-on work has continued throughout the delivery and installation phases, including providing on-site training to subcontractors and supervision to ensure high quality and resolve any technical problems.

The 18-month long project involved a significant degree of coordination to ensure that deadlines were met.

Hong Hong, ASSA ABLOY China's Sales Manager, says that establishing strong communication channels with all players – the municipality, architect, suppliers and subcontractors – was a key factor in the project's success.

"We have a very competent project team with knowledge of both the site and the products. We were therefore able to anticipate possible difficulties and find solutions before they became problems.

"For example, we were able to reduce the choice of hinges and door closers from fourteen and nine types down to two and three types respectively, which dramatically improved efficiency on the job site."

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Global Technologies Division Innovative products produce strong growth



The division sells electronic security solutions worldwide.

Global Technologies achieved major successes during the year. Innovative products lifted sales and marketing campaigns continued to drive growth.

Global Technologies in brief

The division consists of two business units, HID Group and ASSA ABLOY Hospitality. Sales are limited almost exclusively to the commercial segment. The largest markets are North America and Europe, though Asia is rapidly growing in importance as a result of marketing initiatives. In a reorganization towards the end of the year HID and ITG merged, which is expected to further contribute to growth and improved profitability.

HID Group

HID Group is active in electronic access control, secure issuance of smart cards and identification technology.

The HID Group is the market leader in electronic access control, and the selection of products includes card readers, cards for access control, and control panels for authorization control. The products make use of several different technologies, including radio-frequency identification (RFID), magnetic stripe and biometrics. The products are sold under brands such as HID, Integrated Engineering and Indala.

In the field of secure issuance of smart cards, the Group company Fargo has a number of printer products focused on distributed management of different types of cards.

Identification technology includes products for reliable identification, such as ID cards, smart cards and readers, as well as antennas in electronic passports. The main brands are Sokymat, ACG and Omnikey.

ASSA ABLOY Hospitality

ASSA ABLOY Hospitality, which produces electronic lock systems and hotel safes, focuses on the hotel and cruise-ship markets with leading global brands such as VingCard, Inhova and Elsafe.

Report on the year

During the year the division achieved sales of SEK 4,922 M (4,220), a 17 percent increase. Organic growth was 11 percent and acquired growth was 12 percent. Operating income was up 23 percent to SEK 754 M (612), which represents an operating margin (EBIT) of 15.3 percent (14.5). The operating margin increased as a result of better volumes, but was limited by continued initiatives to expand the sales and marketing organizations in these rapidly growing segments.

HID Group

HID continued to expand its commercial organization in all areas, with a special focus on the Asian region. Growth was strong throughout the year thanks to growing market investments, many new products and an increased need for security. Legislation and more rigorous security requirements further stimulated demand for the business unit's products, such as electronic access systems, secure issuance of smart cards and identification technology.

One clear trend in the market is the merging of physical and logical access, which means that the same solutions are used for access control in buildings and for access to computers. As a result the products will be compatible with many different types of digital readers and standards on the market. It is therefore important to collaborate on technical standards with software companies. HID had a major success in this area during the year through collaboration with Microsoft®, which certified the HID Group's Crescendo card for use in Microsoft's Windows Vista operating system in 2007.

HID and ITG merged through a reorganization aimed at strengthening growth and profitability. The units complement each other well through ITG's strong presence in Europe and HID's in the USA. The consolidation will provide opportunities to realize sales and cost synergies.

Sales and Operating income


Sales
SEK M
Operating income
SEK M
5,000
4,000
3,000
2,000
1,000
800
600
400
05
06
07
Sales, SEK M
Operating income, SEK M ¹

Capital employed and Return on capital employed


Capital employed
SEK M
Return on capital employed
%
6,000
5,000
4,000
3,000
2,000
30
25
20
15
10
05
06
07
Capital employed, SEK M
Return on capital employed, % ¹

Operating income and Cash flow


SEK M
800
700
600
500
400
300
200
05
06
07
Operating income, SEK M ¹
Cash flow, SEK M ¹

¹ Excluding restructuring items.

Group company VingCard will supply smart cards and locks in the Classic series to the hotel rooms at the Sheraton Cable Beach Resort and the Wyndham Nassau Resort & Crystal Palace Casino. These beachfront hotels are located in Nassau, a popular tourist destination in the Bahamas. They are initiating a major development program that will continue for four years. In all VingCard will supply smart cards for 6,000 hotel rooms.



The HID Group carried out two acquisitions during the year. One was the Dutch company Integrated Engineering, active in electronic access control. The other was the Irish company Aontec, which produces inlays, an important component of items such as electronic passports.

ASSA ABLOY Hospitality

Hospitality's market was extremely strong with respect to new hotel construction projects and renovation projects, both of which usually involve orders for both new lock systems and hotel safes. Hotels replace or upgrade locks about every ten years, for both security- and design-related reasons.

The division carried out an extensive project during the year to find new and better distributors in growth markets, with extremely good results. Growth was generally strong and all markets demonstrated good organic growth.

Innovative products have been important for growth. One example is VingCard's latest electronic lock solution, Signature RFID, which allows communication between the door and the hotel Reception. The system makes it possible for hotel guests to receive reservation confirmations, room numbers and an encrypted access code for the room by SMS before they arrive at the hotel. They do not have to stand in line at the hotel front desk but can proceed directly to the room and unlock the door with the help of their cellphones.

Current initiatives

HID Group and ASSA ABLOY Hospitality continue to focus on growth opportunities. Organic growth will come from innovative new products, a broader geographical presence and continued refinement of brand and channel management.

An important trend is the increased cooperation among all ASSA ABLOY's technology areas via its Shared Technologies initiative. When Group companies in other ASSA ABLOY divisions use RFID and wireless technology in more traditional products, a merger of the best technology from the mechanical and the electronic product areas takes place, generating new growth opportunities for the Group.

The business units are continuing to investigate acquisition opportunities. Acquisition targets should provide increased market share, distribution capacity or new products.

Efforts to increase market presence in the rapidly growing markets in China, India and the rest of Asia are also continuing. The HID Group is focusing on the consolidation of HID and ITG and the integration of the newly acquired companies Aontec and Integrated Engineering. The integration of Fargo has been successful and sales are doing very well.

In addition, production in the ITG portion of HID is being extensively restructured by moving production to Malaysia. Towards the end of the year the Ronneby plant was closed, as were several production lines in other production units. The HID Group is also continuing its restructuring program with streamlining and coordination of administration through the implementation of region-based shared services. ASSA ABLOY Hospitality is continuing its restructuring and consolidation of production units and outsourcing its component manufacturing. Hospitality is exploring the possibility of increasing collaboration with other parts of the Group based on new-product launches and increasing sales of its products in segments other than hotels and cruise ships.

Sales by product group


Access control, 49%
Identification technology, 26%
Hotel locks, 25%

Key figures

SEK M	2006	2007
Income statement		
Sales	4,220	4,922
Organic growth, %	12	11
Operating income (EBIT)[1]	612	754
Operating margin (EBIT)[1], %	14.5	15.3
Capital employed		
Capital employed	4,911	5,181
- of which goodwill	3,568	3,640
Return on capital employed[1], %	15.5	14.7
Cash flow		
Cash flow[1]	426	699
Average number of employees	2,183	2,650

[1] 2006 excluding restructuring items.

Efficient security for global operations

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In today's turbulent times, businesses must do their utmost to ensure employee safety and data security, explains Alan Bennett, Vice President of the System Security Group at Merrill Lynch

Merrill Lynch, one of the world's leading finance companies, needed to renew its access control system. With offices worldwide, the company has 50,000 employees and 20,000 regular visitors. There were many out-of-date access cards in circulation, so Merrill Lynch turned to HID Group for a tailor-made access control solution.

Future-proof solution

The decision to assign new credentials to its users, however, spawned a larger project within Merrill Lynch. The goal would be to work towards a centralized access control system that would link to the company's IT infrastructure so that users would use a single card for all their access needs, whether to buildings or computers.

This of course necessitated a solution that:

- was multi-technology to assist in the migration to smart cards;
- could be used anywhere in Asia, the USA or Europe;
- was operational around the clock;
- would be capable of future expansion into network log-on, biometrics and other smart-card applications;
- was suitable for all user groups.

HID Group proposed a new system that would deliver multiple layers of protection by standardizing procedures for issuing new and updating existing employee identity cards.

Key components of the successful implementation were HID iCLASS® smart card technology and the advantages of HID Group's Corporate 1000 program, which assigns customers a product with a unique format, giving them full control over its use, rather than using open domain formats. As Merrill Lynch already had Corporate 1000 national formats, it was a matter of merging them into a single format, enabling users to access any Merrill Lynch facility, anywhere in the world, with the same card.

Personal service

The next step was to generate and issue new user credentials, valid across nine locations, in three different categories depending on each user's access rights. HID Group's Card Personalization Service had the capacity, ability and experience to handle Merrill Lynch's extensive requirements.

Paul Martin, Vice President, System Security Group at Merrill Lynch says the sheer volume of the project made it impossible to achieve in house. "We felt confident that HID was geared up to do the job. And it was. HID Group quickly delivered secure, branded cards with visual security features and a design that clearly shows the user's access rights."

Entrance Systems
Increased demand for automatic doors generates growth



The division is a global supplier of automatic doors with a complete range of services for the aftermarket.

ASSA ABLOY Entrance Systems reported solid demand during the year, with some weakening toward year-end. In the European and North American markets new products and acquisitions contributed to continued strong performance, and the growth rate in Asia was high. Expanded service continued to be an important component in the offering.

Entrance Systems in brief

The division has its own sales organization in more than 25 countries and distributors in a further 55. Production takes place in Sweden, the UK, the Czech Republic, the USA and China. New sales account for 60 percent and services for 40 percent of the division's sales.

Report on the year

During the year the division achieved sales of SEK 2,987 M (2,715), a 10 percent increase, 6 percent of which was organic growth and 4 percent acquired growth. Operating income was up 17 percent to SEK 432 M (368), which represents an operating margin (EBIT) of 14.4 percent (13.6).



ASSA ABLOY Entrance Systems has supplied an all-glass sliding door to Atlanta Motor Cars. The door is customized with side panels that also open, thus allowing the doors to open wide enough to move cars easily.

The division had good demand on its major markets and growth was particularly strong in Asia. The improved margin achieved in 2007 was mainly due to a broader selection of products and services, growth in volume, efficiency measures and effective price leadership. During the year Entrance Systems continued to adapt products for local markets in Asia and North America, which strengthened competitiveness on several key markets.

Europe

The sales trend was favorable during the year on most European markets, and the division continued to increase its market shares. Several factors drove sales, including the development of new service concepts and new regulatory requirements for the safety of automatic doors.

America

Sales on the US market increased during 2007, though at a slower pace than in 2006 due to the slowdown in economic growth. Entrance Systems continued to increase its service presence in top-priority regions through moves such as the acquisitions of La Force in the United States and Portronik in Canada. Market adaptation of the products, such as adjustment to local fire codes or disability regulations, is an important factor for healthy sales in the region.

Asia and Australia

Sales in Asia and Australia continued to be strong during the year. An intensive effort was also carried out to increase market penetration in the most important growth markets in the region, both organically and through acquisitions.

Current initiatives

Products

Investments in product development continued and the division currently has several important projects in

Sales and Operating income


Sales
Operating income
SEK M
SEK M
3,500
3,000
2,500
2,000
1,500
490
420
350
280
210
05
06
07
Sales, SEK M
Operating income, SEK M[1]

Capital employed and Return on capital employed


Capital employed
Return on capital employed
SEK M
%
3,500
3,000
2,500
2,000
1,500
14
12
10
8
6
05
06
07
Capital employed, SEK M
Return on capital employed, %[1]

Operating income and Cash flow


SEK M
500
400
300
200
05
06
07
Operating income, SEK M[1]
Cash flow, SEK M[1]

[1] Excluding restructuring items.

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In 2007 ASSA ABLOY Entrance Systems was chosen to supply a total of 58 doors to Belle Epine, one of the largest shopping and entertainment centers in Paris. The majority were automated sliding door solutions.



progress. Entrance Systems is working to develop a global product range with common components that can be adapted to local markets. An important new and complementary product area is low-energy automatic door operators. These products have several competitive advantages, including lower operating costs. A number of products in the field were launched during the year. In 2008 several other product launches will be carried out in the important product areas of swing doors, sliding doors and revolving doors.

Service business upgraded
Entrance Systems is continually working to expand its customer offer so as to sell complete automatic door solutions, including service, for the entire door environment. Regular preventive maintenance is beneficial for customers. Regular contact with the end-customers also enhances opportunities for additional sales. Great emphasis is placed on sales training of service technicians to take advantage of their daily contacts with customers. Within the service organization the division is working on becoming more efficient, automating processes even more, and increasing the number of customer visits.

Restructuring program
Relocation of parts of production from high-cost to low-cost countries continued in 2007. The major measures included closing the production plant in Germany and starting up a new production facility in the Czech Republic.

Acquisitions
There are major opportunities for acquisitions since the market for automatic doors is relatively fragmented. Entrance Systems is actively seeking acquisitions that will provide a broader geographic base. In Europe and North America in particular several regional companies sell automatic doors and there are also many smaller local service companies. There is also a need to increase market penetration in the Asian markets through acquisitions. Opportunities for acquisitions to further expand Entrance Systems' product range can also be found.

Quality and efficiency
Measures to enhance sales and productivity have been taken in the service organization. For example, service technicians have been equipped with hand-held computers to improve their efficiency. The service organization has standardized its procedures and business processes to a greater extent than previously, which has improved quality and reduced the company's sensitivity to the loss of employees.

Sales by product group


New sales, 60%
Service, 40%

Key figures

SEK M	2006	2007
Income statement		
Sales	2,715	2,987
Organic growth, %	11	6
Operating income (EBIT)[1]	368	432
Operating margin (EBIT)[1], %	13.6	14.4
Capital employed		
Capital employed	3,121	3,149
– of which goodwill	2,453	2,566
Return on capital employed [1], %	11.5	13.7
Cash flow		
Cash flow[1]	332	497
Average number of employees	1,926	2,137

[1] 2006 excluding restructuring items.

Halmstad Hospital chooses hermetic doors



Halmstad Hospital chose hermetic doors from ASSA ABLOY Entrance Systems. The doors are specially designed for clean-room environments

Halmstad Hospital in Sweden compared the offers of three different companies when making plans to install automated hermetic doors in the entrances to three hospital laboratories.

After evaluating proposals from ASSA ABLOY and two other companies, the hospital chose the Hermetic Automatic Door System from ASSA ABLOY Entrance Systems, which is specially designed for clean-room environments, for its radiotherapy department.

Nicholas Nemeth of ASSA ABLOY Entrance Systems in Sweden says that, in addition to the product's reliability, the hospital's previous experience with the company helped it to win the contract.

"We have a very good relationship with Halmstad Hospital and this was a prestige project that we really wanted to be a part of," Nicholas explains. "In addition to the hermetic doors, the hospital had also worked with us this year on automating 150 swing doors and 10 sliding doors. We were able to put together a competitive proposal for a complete solution."

That complete solution involves service and maintenance performed by local technicians in the Halmstad area.

"You shouldn't underestimate the value of being able to provide a local service organization," Nicholas explains. "The hospital's facilities management staff and a locally based technician from ASSA ABLOY Entrance Systems will jointly handle all service and maintenance issues."

Olle Nilsson, Facility Manager at Halmstad Hospital, is very pleased with the way ASSA ABLOY handles the education of his technicians.

"In most cases we deal with the maintenance of our doors ourselves, but when we run into real difficulties we need ASSA ABLOY's assistance," he says. "They are always helpful and service-minded."

82-34735

Sustainable development
Sustainability in all business processes

More information about sustainable development is available in ASSA ABLOY's 2007 Sustainability Report and at www.assaabloy.com

ASSA ABLOY's extensive systematic work on sustainability issues is integrated in all business processes and throughout the value chain.

Sustainability initiatives affect both internal and external stakeholders and are based on an ongoing risk analysis throughout the value chain as well as on the Group's Code of Conduct. The Code of Conduct is based on the Group's overarching policies as well as international guidelines such as the United Nations Declaration of Human Rights and the core conventions of the International Labor Organization. The Code of Conduct applies to areas such as the environment, health and safety, business ethics, working conditions, human rights and social responsibility.

The ongoing initiatives are carried out in a three-step process of analysis, implementation and follow-up. Essentially all elements of business activities are affected: management, purchasing, production, acquisitions, investment, Research & Development, sales and human resources.

Organization

Sustainable development efforts are coordinated by the Group's Director of Sustainability and at least one person in each division. Purely employee-related issues are coordinated by the Group's Director of Human Resources and the divisions' HR managers.

The President and/or the HR Director of each Group company is responsible for ethical and social issues, while the Environmental Manager is in charge of environmental matters.

Tools and audits

Internal sustainability development audits are carried out regularly in the Group's manufacturing companies. The audits, which cover the external environment, the working environment, human rights and business ethics, culminate in detailed action plans. ASSA ABLOY also applies its internal audit tools to its suppliers. Many of ASSA ABLOY's major suppliers were evaluated on site in 2007.

One important sustainable development tool is the ISO 14001 environmental management standard. Reporting is carried out at the C level of the Global Reporting Initiative (GRI).

Measurements serve as the basis for decision-making relating to the use of chemicals, energy and water, as well as matters relating to health and safety and gender equality. The Code of Conduct's whistleblower mechanism is a tool to be used in the event of any violations of the Code.

New 2007–2010 sustainability program

In 2007 ASSA ABLOY adopted a new program for work on sustainability issues up to 2010. A process to establish the program in all divisions and at all levels was conducted during the year. The program contains 20 objectives in the fields of chemicals handling, energy efficiency, health and safety, relationships with suppliers, Research & Development, employee issues and governance. Concrete projects have been defined with goals, timetables and cost/benefit analyses. The following activities will be carried out during the period of this sustainability program:

First results of the sustainability program – for a few objectives.

Objective	Result 2005	Result 2006	Result 2007	Trend
Energy conservation in manufacturing: A reduction of 15 percent by 2012 compared to the result in 2006, based on normalized values.	18.72 MWh/SEK M	16.93 MWh/SEK M	15.97 MWh/SEK M	■
Organic solvents – Phase out all use of perchloroethylene and trichloroethylene by the end of 2008.	189 tonnes	172 tonnes	93 tonnes	■
Health and Safety Zero-vision, with interim objectives to improve health and safety statistics: • 2007: IR, injury rate 10; ILDR, injury lost-day rate 220. • 2008: IR, injury rate 9; ILDR injury lost-day rate 200. – IR in injuries per million hours worked – ILDR in lost days per million hours worked	IR 13.6 ILDR 297	IR 10.9 ILDR 242	IR 9.5 ILDR 179	■
ISO 14001 – Compliance at all factories with significant environmental impact.	26	54	68	■
Suppliers – Sustainability assessments; acceptance of the Code of Conduct a documented requirement for all suppliers; sustainability audits for all risk-category suppliers.	5 pilot sustainability audits in China	40 sustainability audits in China	120 sustainability audits in China	■
Gender diversity – Each division is expected to undertake appropriate measures aimed at improving present levels of gender diversity at the more senior levels.	Not measured	Level 3: 9% Level 4: 10% Level 5: not measured	Level 3: 14% Level 4: 19% Level 5: 22%	■

□ Deterioration □ Constant ■ Improvement

Use of chemicals

ASSA ABLOY is constantly working to reduce hazardous substances in production and to find replacements for them.

Many production facilities have already phased out chlorinated solvents. Use continues in a few production facilities. One of this year's major successes was the phasing out of chlorinated solvents, which progressed very well. Consumption was reduced by 40 percent in 2007, and the remainder will be phased out in 2008. Current information about sustainable development is published on the Group's website.

ISO 14001

Most of the Group's production plants had implemented ISO 14001 environmental management systems or the equivalent by the end of 2007. The table shows the number of certificates in 2006 and 2007, along with the corresponding number of certifiable systems for North American units. Only a small number of production plants have any form of environmental impact. The goal of the sustainability program is that all plants that impact the environment should have been certified, and that newly acquired companies should be certified within two years.

Energy consumption and greenhouse gases

ASSA ABLOY was able to compile measurable results for energy consumption and carbon dioxide emissions in the Group companies for the first time in 2005. These figures will now serve as the baseline for actions taken under the new sustainability program. The goal applying to all local units is to achieve total energy savings of 15 percent by the end of 2012.

ASSA ABLOY will analyze the contribution made by transport to energy consumption and consider opportunities to increase coordination in order to reduce emissions.

Suppliers

Beginning in 2008, all of ASSA ABLOY's global supplier contracts will have the same format throughout the Group. Among other things, the contracts include requirements for suppliers to live up to the Group's Code of Conduct. Assessments and audits will ensure a uniform approach to quality standards and sustainability.

Research & Development

ASSA ABLOY's Research & Development process, from preliminary studies to product launch, includes several 'gateways' at which the project plan and partial deliveries are reviewed and decisions made about continuing the project. Health, safety and environmental issues will be assessed at these gateway points. The Design for Environment checklist is a tool used in the product development process.

Health and safety

The point of departure in ASSA ABLOY's work on health and safety in production is based on a zero-tolerance approach to injuries. New goals have been set for injury rates and for working days lost due to injuries. Benchmarks will be implemented at the division level based on reporting from each production unit. Units will also share their experiences of efforts to prevent drug and alcohol use.

Gender equality and diversity

ASSA ABLOY's Code of Conduct will work to prevent all forms of discrimination in the workplace. The company also wants to work proactively to promote gender equality and diversity. Each division is expected to take appropriate measures during recruitment to facilitate opportunities for women to be promoted. In general, preference will be given to the under-represented gender in all recruitment, assuming equal qualifications.

Code of Conduct

As part of the new sustainability program ASSA ABLOY will update the Code of Conduct during 2008. Among other things, the Code's whistleblower mechanism will be clarified with respect to the reporting and handling of complaints.

Dialog with stakeholders

ASSA ABLOY strives to achieve an open dialog with external stakeholders. The overarching objective is to ensure that input is received from outside interests with respect to the company's strategy choices and to contribute to a sustainable development that benefits both the company and its stakeholders.

As a key component in this effort during the year, ASSA ABLOY invited ethics analysts to two round-table discussions, including visits to the La Fonte facility in Brazil. One of the themes of the discussions was ASSA ABLOY's 2005–2006 Sustainability Report. A number of analysts participated in the conference.

Open House in Brazil



Social and environmental campaigns at Brazilian Group [illegible]

Employees
ASSA ABLOY: an attractive workplace

ASSA ABLOY's vision is to be an attractive workplace for its employees, which in turn involves a conscious effort to improve and retain skilled employees and to be able to recruit new talent where needed.

Common knowledge-base

The ASSA ABLOY Orientation Program was introduced in the Group in 2006 and was updated during the year. This interactive web-based program will provide our employees worldwide with a common knowledge-base about ASSA ABLOY. Information about the Group's history, products, strategy and Code of Conduct can be found here. The ASSA ABLOY Orientation Program is a mandatory component of the introductory process for all employees.

Employee survey follow-up

A global employee survey was carried out for the first time in 2006. The survey showed that ASSA ABLOY staff members are generally satisfied with their working situation. The survey results were followed up during 2007 through a host of activities in various parts of the Group, focusing on those areas where the results were less flattering. Preparations have also been made for a new survey in early 2008. The questions in the new survey will largely be the same as in 2006, which will provide an opportunity for comparison in assessing the results of follow-up activities.

Development of management skills

ASSA ABLOY conducts two Group-wide training programs, ASSA ABLOY Management Training (MMT) and the ASSA ABLOY Business Leadership Program.

ASSA ABLOY Management Training has been in place since 1996 and about 280 of the Group's senior executives have participated to date. The program encompasses four modules held during the course of one year for the purpose of facilitating integration among Group companies. Participants have an opportunity to network, for example, and through being able to learn about the various operations and products they can share experiences from all parts of the Group. In 2007 the eleventh such program was held with 30 participants.

The ASSA ABLOY Business Leadership Program was introduced in 2005 and implemented in collaboration with the Institute of Management Development (IMD) in Lausanne, Switzerland. 30 people also participated here in 2007, which means that 120 executives from various parts of the Group have completed the program to date.

Development of employee skills

The ASSA ABLOY Scholarship Program provides employees with the opportunity to work at another Group company for short periods. Open to all employees, the purpose of the program is to give participants the opportunity to share their own knowledge and experiences while learning about a different culture and other methods and procedures, which they can bring back to their own workplace. In 2007 15 employees participated in the program.

Talent management

The goal of ASSA ABLOY's annual Talent Management Process is to take advantage of the entire Group's resources – the leaders and specialists of today and tomorrow – as well as to offer career advancement opportunities outside the employee's own unit. The process involves both a structured review of succession planning as well as skills enhancement of employees throughout the Group.

Recruitment

The fundamental principle of ASSA ABLOY's recruitment policy when filling vacant positions is to give precedence to internal employees, provided that their qualifications are equal to those of external applicants. In order to encourage and facilitate internal employee mobility, all vacant positions are advertised on the Group's global Intranet, which means that in principle all such vacancies are known about and available.


Number of employees by region
Europe, 13,824
North America, 10,137
Australia and New Zealand, 1,349
Central and South America, 695
Asia, 5,508
Africa, 754
Average number of employees 2003–2007
Number
35,000
30,000
25,000
20,000
03
04
05
06
07
Distribution men and women
Men, 61%
Women, 39%

Working together at a distance



Tom Devine from ASSA ABLOY Australia and William Burns from ASSA ABLOY Asia Pacific were among the [illegible] participants in the MMT class of 2008.



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Report of the Board of Directors, Corporate governance report and financial reports

Contents

Glossary

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Aperio
Aperio is a new technology that enables mechanical locks to be wirelessly linked to an existing access control system. Aperio locks can be installed in a new or existing access control system and users can use the same credentials they have for that system.

ElectroLynx
ElectroLynx is an ASSA ABLOY solution that simplifies the process of introducing electrical hardware into a door. It has a wiring scheme and simple, snap-together connectors that can be used with all electrical ASSA ABLOY products and can be installed inside doors as desired. The solution means that installers themselves do not need to solder and connect individual wires.

High Definition Printing (HDP)
Fargo HDP – High Definition Printing – is a process used in the production of tamper-evident and highly wear-resistant ID cards. HDP produces high-quality images that are sandwiched between Fargo's HDP film and the card, and that essentially destroy themselves if there is any attempt to alter the card.

Hi-O
Highly Intelligent Opening is a standardized new technology for security and control of door environments. Hi-O allows interconnectivity – communication between all components in a door solution.

Inlay
An RFID inlay is one of the components in a contact-free card or similar document. It consists of a circuit board connected to an antenna mounted on plastic film.

Lean
The Lean Production philosophy is to use as few resources as possible. The focus is on just-in-time production, which means that materials, parts and products are in the right place at the right time. The Lean philosophy includes striving for continuous improvement.

NFC
Near Field Communication (NFC) is a short-range wireless connectivity standard that uses magnetic field induction to enable communication between devices when they are touched together or brought within a few centimeters of each other.

OEM
Original Equipment Manufacturer, a company that makes the final product that can be sold on the open market. Usually the OEM company does not sell the product directly to the public but goes through dealers. The product may consist of proprietary components or a combination of purchased and proprietary.

RFID
Radio Frequency Identification is a technology for reading and storing information remotely using small radio transmitter/receivers and memories called tags. A tag can be small enough to fit in a price tag on goods in a store, or placed in a glass capsule and injected under a pet's skin with ID information. One current use of RFID is in keycards.

Whistle-blowing
A whistle-blowing mechanism was introduced to provide a means for employees, in exceptional situations, to bypass the normal reporting procedures to draw attention to behavior that they suspect is in breach of the Code of Conduct. This reporting may be done anonymously.



Report of the Board of Directors

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The Annual Report of ASSA ABLOY AB (publ.), corporate identity number 556059-3575, contains the consolidated financial statements for the financial year 1 January – 31 December 2007. ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

Significant events

Sales and earnings

During the year, sales rose by 8 percent to SEK 33,550 M (31,137), with organic growth of 7 percent and acquired growth of 5 percent. Operating income (EBIT) rose by 14 percent to SEK 5,458 M (4,771[1]), equivalent to an operating margin of 16.3 percent (15.3[1]). Income before tax totaled SEK 4,609 M (2,626).

Operating cash flow, excluding restructuring payments, amounted to SEK 4,808 M (3,528), an increase of 36 percent. Earnings per share increased by 13 percent to SEK 9.02 (7.99[1]).

Restructuring

The comprehensive restructuring program that was initiated in April 2006 is proceeding according to plan. The program includes around 50 individual restructuring measures. A large number of production units will switch focus to concentrate on final assembly, and some units will be closed. The total cost of the program is estimated at SEK 1,274 M and it is expected to generate annual cost savings of approximately SEK 600 M when the whole program has been implemented in 2009. The full cost of the program was expensed in 2006.

Payments related to the restructuring program amounted to SEK 424 M for the year. By year-end cost savings from measures implemented since the project start amounted to SEK 90 M a quarter. To date, 1,316 out of the total of 2,000 employees affected by the restructuring program have left the Group.

Acquisitions

In January, Americas division acquired Pemko, a leading US manufacturer of door components. The company has annual sales of USD 55 M and the acquisition was EPS-accretive from the acquisition date.

At the end of January, Asia Pacific division acquired Pyropanel, a leading manufacturer of fire-resistant doors in Australia. Annual sales amount to AUD 19 M and the acquisition was EPS-accretive from the acquisition date.

In October, Asia Pacific division acquired Baodean, China's leading producer of high-security locks and cylinders, and iRevo, South Korea's largest manufacturer of digital locks for the residential market. The companies have combined annual sales of approximately SEK 700 M. iRevo was weakly EPS-dilutive in 2007, while Baodean was EPS-accretive from the acquisition date.

In July, EMEA division acquired Esety, a manufacturer and distributor of high-security locks on the Italian market. The company has annual sales of SEK 60 M. In September the Israeli company Alba, a manufacturer of mechanical lock products for the local market, was also acquired. The company has annual sales of SEK 70 M. In December, EMEA division acquired Powershield, a leading manufacturer of high-security steel doors in Northern Ireland. Powershield has annual sales of approximately GBP 10 M. All the acquisitions were EPS-accretive from the acquisition date.

In April, Global Technologies division acquired Integrated Engineering in the Netherlands. The company develops and markets advanced smartcard readers based on RFID technology and has annual sales of SEK 35 M. The acquisition was EPS-accretive immediately. In July, the Irish company Aontec Teoranta, which is one of the world's largest manufacturers of inlays for electronic passports, was acquired. The company has annual sales of approximately SEK 140 M and the acquisition was EPS-accretive from the acquisition date.

In March, Entrance Systems division acquired the service companies La Force Associates in south-west USA and Portronik in Canada. These companies distribute, install and service automatic doors and have combined annual sales of approximately SEK 100 M. The acquisitions were EPS-accretive from the acquisition date.

In addition, a number of smaller acquisitions were made during the year. These companies have combined annual sales of approximately SEK 75 M.

The total acquisition price, on a debt-free basis, of all acquisitions, including estimated earn-outs, amounted to

1 Excluding restructuring costs

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SEK 1,675 M. Goodwill and other intangible assets with an indefinite useful life amounted to approximately SEK 1,200 M.

Acquisitions in 2008

In 2008, ASSA ABLOY has signed an agreement to acquire Valli&Valli, a leading Italian producer of designer door handles. An agreement has also been signed to acquire the German company SimonsVoss Technologies, a leading player in the wireless digital locking and access control systems segment. This acquisition is subject to regulatory approval and the transaction is expected to be finalized during the first half of the year. The companies have combined annual sales of just over SEK 700 M and are together expected to be EPS-accretive in 2008.

Changes in the Executive Team

During the year, Joe Grillo left his post as Head of Global Technologies division at his own request and consequently also left the Executive Team.

Denis Hébert, Executive Vice President and Head of the HID Group business unit, and Tim Shea, Executive Vice President and Head of the ASSA ABLOY Hospitality business unit, were appointed new members of the Executive Team. These business units make up Global Technologies division, which is headed by Johan Molin.

Incentive program for employees

A global incentive program, Incentive 2007, for employees in the Group was implemented during the year, whereby employees were offered an opportunity to share in any increase in value of the ASSA ABLOY share. Just over 1,400 employees in some 15 countries took part in this program, which was fully subscribed. The program is issued at market price and amounts to EUR 100 M, with a maturity date of June 2012. The maximum dilutive effect of the program is estimated at 1.2 percent of share capital and 0.8 percent of the total number of votes.

Research & Development

ASSA ABLOY's expenditure on Research & Development during the year amounted to SEK 776 M (719), which is equivalent to 2.3 percent (2.3) of sales.

ASSA ABLOY has a central function, Shared Technologies, with responsibility for the standardization of electronics for the Group's common platforms. The objective is that this standardization should result in lower development costs and a shorter development period for new products.

Sustainable development

Two of ASSA ABLOY's subsidiaries in Sweden carry on licensable activities in accordance with the Swedish Environmental Code. The Group's licensable and notifiable activities have an impact on the external environment mainly through the subsidiaries ASSA AB and ASSA OEM AB. These companies operate machine shops, foundries and associated surface-coating plants, which have an impact on the external environment through emissions to water and air as well as solid waste.

The subsidiaries ASSA AB and ASSA OEM AB are actively addressing environmental issues and are certified in accordance with ISO 14001. The majority of units outside Sweden carry on licensable activities and hold equivalent licenses under local legislation.

During the year, ASSA ABLOY decided on a 20-point program for sustainable development, to be implemented during the period 2007 to 2010. This program covers the phasing out of certain chemicals used in production; energy consumption; workplace conditions; and other social and ethical issues governed by the company's Code of Conduct. The objectives also involve the integration of work on sustainable development into the company's existing processes.

One of the major successes during the year was the phasing out of chlorinated solvents, which went very well. Consumption was reduced by 40 percent in 2007 and the remainder will be phased out in 2008.

The results of this program will be reported in the Group's annual Sustainability Report. Current information on sustainable development is published on the Group's website.

Outlook

Organic sales growth is expected to continue at a good rate. The operating margin (EBIT) and operating cash flow are expected to develop well.

Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong position will accelerate growth and increase profitability.

Corporate governance report

ASSA ABLOY is a Swedish public limited liability company with registered office in Stockholm, Sweden and headquarters at Klarabergsviadukten 90. The Group's corporate governance is based on, among other things, its articles of association, the Swedish Companies Act and the rules and regulations of the OMX Nordic Exchange Stockholm (Stockholm Stock Exchange).

ASSA ABLOY applies the Swedish Code of Corporate Governance, which forms part of the rules of the Stockholm Stock Exchange. This Code is based on the principle of 'comply or explain' and primarily deals with the organization and working methods of the Annual General Meeting, the board of directors and the management, as well as the interaction between these bodies. ASSA ABLOY deviates from two of the Code's provisions and an explanation for these deviations is to be found on page 50. In other respects, ASSA ABLOY is considered to comply with the provisions of the Code at year-end 2007.

ASSA ABLOY's objective is that its activities should generate good long-term returns for its shareholders and other stakeholders. An effective scheme of corporate governance for ASSA ABLOY can be summarized in a number of interacting components, which are described below.


Financial Reporting
External Audit
Owners
Annual
General Meeting
Nomination Committee
Board of Directors
Audit Committee
Remuneration Committee
Executive Management
Management philosophy • Guidelines and policies
Internal control and risk management
Decentralized Organization

Shareholders

At year-end, ASSA ABLOY had 23,961 shareholders. ASSA ABLOY's principal shareholders are Investment AB Latour and Säkl AB (9.8 percent of the capital and 29.7 percent of the votes) and Melker Schörling AB (4.0 percent of the capital and 11.6 percent of the votes). Foreign shareholders accounted for 49 percent of the share capital and 33 percent of the votes. The ten largest shareholders accounted for 40 percent of the share capital and 59 percent of the votes.

Share capital and voting rights

ASSA ABLOY's share capital at year-end amounted to SEK 365,918,034, distributed among 19,175,323 Series A shares and 346,742,711 Series B shares. Each Series A share carries ten votes and each Series B share one vote. All shares give the shareholders equal rights to the company's assets and earnings.

Share and dividend policy

ASSA ABLOY's Series B share is quoted on the Large Cap list of the Stockholm Stock Exchange. A trading lot comprises 200 shares. ASSA ABLOY's market capitalization at year-end amounted to SEK 47,203 M. The goal of the Board of Directors is that, in the long term, the dividend should correspond to 33–50 percent of earnings after standard tax of 28 percent, but always taking into account ASSA ABLOY's long-term financing requirements.

Annual General Meeting

Shareholders' rights to decide on the affairs of ASSA ABLOY are exercised at the Annual General Meeting. Shareholders who are recorded in the share register on the record day and have duly notified their intention to attend are entitled to take part in the Annual General Meeting, either in person or via a proxy. Resolutions at the General Meeting are normally passed by simple majority. However, on certain matters the Swedish Companies Act prescribes that a proposal should be supported by a higher majority. Individual shareholders who wish to have an issue raised at the Annual General Meeting can apply to ASSA ABLOY's Board of Directors at a special address published on the company's website in good time before the Meeting.

The Annual General Meeting should be held within six months of the end of the company's financial year. Matters considered at the Annual General Meeting include: a dividend; adoption of the income statement and balance sheet; discharge of the Board of Directors and the CEO from liability; election of board members and Chairman of the Board; appointment of the Nomination Committee and auditors; and determination of fees for the Board of Directors and auditors. An Extraordinary General Meeting may be held if the Board of Directors considers this necessary or if ASSA ABLOY's auditors or shareholders holding at least 10 percent of the shares so request.

The 2007 Annual General Meeting

The Annual General Meeting in April 2007 was attended by shareholders representing 37.9 percent of the company's capital and 58.7 percent of the votes.

At the Meeting, Gustaf Douglas, Melker Schörling, Carl-Henric Svanberg, Carl Douglas, Per-Olof Eriksson, Lotta Lundén, Sven-Christer Nilsson and Johan Molin were re-elected as members of the Board. Gustaf Douglas was re-elected as Chairman of the Board. Melker Schörling and Carl-Henric Svanberg were re-elected as Vice Chairmen. Further, it was noted that the 2006 Annual General Meeting had appointed PricewaterhouseCoopers as auditors, with authorized public accountant Peter Nyllinge as Auditor in Charge, for the four-year period up to the 2010 Annual General Meeting.

The Meeting approved a dividend of SEK 3.25 per share, in accordance with the proposal of the Board and the CEO. In addition, the Meeting passed a resolution on the fees payable to the Board and the auditors and appointed the members of the Nomination Committee



up to the 2008 Annual General Meeting. The Meeting passed a resolution on a global incentive program for ASSA ABLOY employees. This incentive program covers approximately 1,400 employees in 15 countries and runs until June 2012. For more information about the incentive program, see Note 25 as well as the ASSA ABLOY website, www.assaabloy.com, where the minutes of the 2007 Annual General Meeting are also available.

Nomination Committee

The Nomination Committee prior to the 2008 Annual General Meeting comprises Melker Schörling (Melker Schörling AB), Chairman, Gustaf Douglas (Investment AB Latour and Säki), Marianne Nilsson (Swedbank Robur) and Björn Lind (SEB funds). If a shareholder represented by one of the members of the Nomination Committee ceases to be among the major shareholders in ASSA ABLOY, the Nomination Committee has the right to elect another representative of one of the major shareholders to take the place of such a member. The same applies if a member of the Nomination Committee ceases to be employed by such a shareholder or leaves the Nomination Committee before the 2008 Annual General Meeting for any other reason.

The Nomination Committee has the task of preparing, on behalf of the shareholders, decisions on the election of the Chairman, Vice Chairmen and other members of the Board of Directors, the appointment of the auditor, the election of the Chairman of the Annual General Meeting, and fees and associated matters.

Prior to the 2008 Annual General Meeting, the Nomination Committee has made an assessment of whether the current Board is appropriately composed and fulfills the demands made on the Board by the company's present situation and future direction. The evaluation of the Board carried out under the leadership of the Nomination Committee's Chairman was part of the basis for this assessment. The search for suitable board members continues throughout the year and proposals for new board members are based in each individual case on a profile of requirements laid down by the Nomination Committee.

Shareholders who wish to submit proposals to the Nomination Committee can do so by e-mailing nominationcommittee@assaabloy.com. The Nomination Committee's proposals and information about its work during the year are published at the latest in conjunction with the formal notification of the Annual General Meeting, which is expected to be issued around 20 March 2008.

Board of Directors

In accordance with the Swedish Companies Act, the Board of Directors is responsible for the organization and administration of the Group and for ensuring satisfactory control of bookkeeping, asset management and other financial circumstances. The Board decides on the Group's overall objectives, strategies and policies as well as on acquisitions, disposals and investments. The Board approves the Annual Report and Interim Reports, recommends a dividend and principles for the remuneration of senior management to the Annual General Meeting and takes decision concerning the Group's financial structure. The Board's other duties include:

- continuously evaluating the company's operational management, including the work of the CEO,
- ensuring that there are effective systems in place for monitoring and control of the company's operations and financial position with reference to its stated objectives,
- ensuring that the company's external provision of information is marked by openness and objectivity,
- ensuring that there is satisfactory control of the company's compliance with laws and other regulations applying to the company's operations,
- ensuring that necessary ethical guidelines for the company's conduct are established.

The Board's rules of procedure and instructions for the division of duties between the Board and the CEO are updated and established at least once a year. The Board has also issued written instructions specifying how financial reporting to the Board should be carried out.

In addition to leading the work of the Board, the Chairman should continuously monitor the Group's operations and development through contact with the CEO. The Chairman should consult the CEO on strategic issues and represent the company in matters concerning the ownership structure. The Chairman should also, when necessary, take part in particularly important external discussions and, in consultation with the CEO, in other matters of particular significance. The Chairman should ensure that the work of the Board is evaluated each year and that new members of the Board receive appropriate training.

The Board holds at least four scheduled meetings and one meeting following election per year. The scheduled meetings take place in connection with the company's publication of its year-end or quarterly results. At least one of the board meetings is combined with a visit to and an in-depth review of one of the Group's businesses. In addition, extra board meetings are held when necessary. All meetings follow an approved agenda. Before each meeting, a draft agenda including documentation relating to each point is sent to all board members.

The Board has a Remuneration Committee and an Audit Committee. The purpose of these Committees is to deepen and streamline the work of the Board and to prepare matters in these areas. The Committees themselves have no decision-making powers. The members of the Committees are appointed annually by the Board at the board meeting following election. Instructions for the Committees are included in the Board's working procedures.

The Board's work during 2007

During the year, the Board held seven meetings. At three board meetings, one board member was absent. All members were present at the other meetings.

At the scheduled board meetings, the President and

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CEO reported on the Group's performance and financial position, including the outlook for the coming quarters. Investments, acquisitions and disposals were also considered. All acquisitions exceeding SEK 100 M are decided by the Board.

The most important matters dealt with by the Board during the year included the merger of the two business units HID and ITG – a merger that was implemented in order to create further growth opportunities and conditions for continuing leverage of synergies – and the acquisitions of Aontec, Baodean, iRevo and Pemko.

During the year, the Board also decided to propose an incentive program for Group employees to the Annual General Meeting and approved the adoption of a new insider policy. In addition, the Board decided to upgrade the Group's financial targets.

Remuneration Committee

During 2007, the Remuneration Committee comprised Gustaf Douglas (Chairman) and Sven-Christer Nilsson.

The Remuneration Committee's task is to draw up guidelines for the remuneration of the Executive Team. The Board then proposes that the Annual General Meeting should pass a resolution on these guidelines. The Committee also prepares proposals for changes in the company's remuneration policy. This policy includes:

- the balance between fixed and variable remuneration and the relationship between performance and remuneration,
- the main terms and conditions for bonus and incentive programs,
- the main terms and conditions for non-monetary benefits, pensions, period of notice and severance pay.

Fees to board members in 2007, SEK thousand (including committee work)

Name and post	Board	Remuneration Committee	Audit Committee	Social Costs	Total
Gustaf Douglas, Chairman	750	100	–	87	937
Melker Schörling, Vice Chairman	550	–	200	243	993
Carl-Henric Svanberg, Vice Chairman	550	–	–	178	728
Carl Douglas, Member	350	–	–	113	463
Per-Olof Eriksson, Member	350	–	100	46	496
Lotta Lundén, Member	350	–	100	146	596
Johan Molin, Member, President and CEO	–	–	–	–	–
Sven-Christer Nilsson, Member	350	50	–	130	530
Employee representatives (4)	–	–	–	–	–
Total	**3,250**	**150**	**400**	**943**	**4,743**

The Board's composition and shareholdings

Name	Post	Elected	Born	Remuneration Committee	Audit Committee	Series A shares[1]	Series B shares[1]	Incentive program Series B shares
Gustaf Douglas	Chairman	1994	1938	Chairman	–	13,865,243	21,750,000	–
Melker Schörling	Vice Chairman	1994	1947	–	Chairman	5,310,080	9,404,734	–
Carl-Henric Svanberg	Vice Chairman	1994	1952	–	–	–	3,920,031	–
Carl Douglas	Member	2004	1965	–	–	–	–	–
Per-Olof Eriksson	Member	1995	1938	–	Member	–	12,000	–
Lotta Lundén	Member	2003	1957	–	Member	–	–	–
Johan Molin	Member, President and CEO	2006	1959	–	–	–	500,000	440,000
Sven-Christer Nilsson	Member	2001	1944	Member	–	–	2,500	–
Seppo Liimatainen	Employee representative	2003	1950	–	–	–	2,600	–
Mats Persson	Employee representative	1994	1955	–	–	–	–	–
Per Edvin Nyström	Employee representative, deputy	1994	1955	–	–	–	7,727	7,800
Rune Hjälm	Employee representative, deputy	2005	1964	–	–	–	–	–

[1] Including family and through companies.



Decisions on the remuneration of the CEO and other senior executives as well as any changes in the company's remuneration policy are made by the Board.

The Committee held one meeting during the year, which was attended by both members. The most important matters dealt with by the Remuneration Committee during the year included the Board's proposal for an incentive program for employees, compensation for the Executive Team and the adoption of a new policy in view of changes in the Swedish ITP system.

The meetings of the Remuneration Committee are minuted, the minutes are sent out with material for the Board and a verbal report is given at board meetings.

Audit Committee

During 2007, the Audit Committee comprised Melker Schörling (Chairman), Per-Olof Eriksson and Lotta Lundén. There is an ongoing dialog with the appointed auditor, who also attends the Committee's meetings.
The areas of responsibility of the Audit Committee include:

- an annual review of the company's financial policy,
- audit of the company's financial reporting and internal reporting and control systems,
- monitoring of operations in the internal audit function,
- the scope and evaluation of the external audit,
- monitoring of risks.

The Audit Committee held three meetings during the year, which were attended by all members. The most important matters dealt with by the Audit Committee during the year included a review of the Group's internal control and legal risk areas. Further, the Committee monitored the accounting aspects that arose in connection with the restructuring program.

The meetings of the Audit Committee are minuted, the minutes are sent out with material for the Board and a verbal report is given at board meetings.

Independence of the Board

Name	Independent of the company and its management	Independent of the company's major shareholders
Gustaf Douglas	No	–
Melker Schörling	No	–
Carl-Henric Svanberg	No	–
Carl Douglas	Yes	No
Per-Olof Eriksson	Yes	Yes
Lotta Lundén	Yes	Yes
Johan Molin	No	–
Sven-Christer Nilsson	Yes	Yes

Remuneration of the Board

The Annual General Meeting passes a resolution on the remuneration to be paid to board members. The 2007 Annual General Meeting decided that fees paid to the Board should comprise a total sum of SEK 3,250,000 (excluding remuneration for committee work), to be allocated between the members as follows: SEK 750,000 to the Chairman; SEK 550,000 to each of the Vice Chairmen; and SEK 350,000 to each of the other members not employed by the company. As remuneration for committee work, the Chairman of the Audit Committee should receive SEK 200,000, the Chairman of the Remuneration Committee SEK 100,000, members of the Audit Committee SEK 100,000 and members of the Remuneration Committee SEK 50,000. The Chairman and other board members have no pension benefits or severance payment agreements. The CEO and employee representatives do not receive any remuneration.

Composition of the Board

ASSA ABLOY's Board consists of ten members and two deputies. Eight members are elected by the Annual General Meeting for a period of one year and two of the members are appointed by the employee organizations in accordance with Swedish law. The employee organizations also appoint two deputies.

With the exception of the CEO, none of the board members are members of the Executive Team. All board members are from Sweden and the average age is 57. One member of the Board is a woman.

The CEO has no significant shareholdings or partnerships in companies with significant business relationships with ASSA ABLOY.

Board

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Gustaf Douglas

Board members elected at the 2007 Annual General Meeting

Gustaf Douglas, Chairman.
Board member of ASSA ABLOY AB since 1994.
Born 1938.
MBA, Harvard Business School.
Principal shareholder of Investment AB Latour and Säkl AB. Self-employed since 1980.
Other appointments: Chairman of Investment AB Latour and Säkl AB and Vice Chairman of Securitas AB.
Board member of Securitas Direct AB, Stiftelsen Svenska Dagbladet and the Swedish Conservative Party.
Shareholdings (including family and through companies):
6,746,425 Series A shares and 19,450,000 Series B shares through Investment AB Latour, and 7,118,818 Series A shares and 2,300,000 Series B shares through Säkl AB.


Melker Schörling

Melker Schörling, Vice Chairman
Board member of ASSA ABLOY AB since 1994.
Born 1947.
Master of Business Administration, Gothenburg School of Economics.
CEO of a number of companies, including Securitas AB 1987–1992 and Skanska AB 1993–1997.
Other appointments: Chairman of MSAB, AarhusKarlshamns AB, Hexagon AB, Securitas AB and Securitas Systems AB.
Board member of Hennes & Mauritz AB.
Shareholdings (including family and through companies): 5,310,080 Series A shares and 9,404,734 Series B shares.


Carl-Henric Svanberg

Carl-Henric Svanberg, Vice Chairman
Board member of ASSA ABLOY AB since 1994.
Born 1952.
Master of Engineering, Linköping University, and Bachelor of Economics, Uppsala University.
President and CEO of Telefonaktiebolaget LM Ericsson.
President and CEO of ASSA ABLOY AB 1994–2003.
Other appointments: Chairman of Sony Ericsson Mobile Communications AB. Board member of Melker Schörling AB, Svenskt Näringsliv and Uppsala University. Carl-Henric Svanberg has been awarded honorary doctorates by Luleå University of Technology and Linköping University.
Shareholdings (including family and through companies): 3,920,031 Series B shares.


Carl Douglas

Carl Douglas
Board member of ASSA ABLOY AB since 2004.
Born 1965
Bachelor of Arts.
Self-employed.
Other appointments: Board member of Securitas AB, Securitas Systems AB, Swegon AB and Säkl AB.
Shareholdings (including family and through companies): —


Per-Olof Eriksson

Per-Olof Eriksson
Board member of ASSA ABLOY AB since 1995.
Born 1938.
Master of Engineering, Honorary Doctor of Technology.
President and CEO of Sandvik AB 1984–1994, various posts in the Sandvik Group 1965–1984.
Other appointments: Chairman of Callans Trä AB, Cross Country Systems AB, Odlander, Fredriksson & Co and OFP V Advisor AB. Board member of Kamstrup-Senea AB, AB Volvo, Investmentbolaget Öresund, Södersjukhuset AB, Biotage AB and Elkem AS. Member of the Royal Swedish Academy of Engineering Sciences.
Shareholdings (including family and through companies): 12,000 Series B shares.


Lotta Lundén

Lotta Lundén
Board member of ASSA ABLOY AB since 2003.
Born 1957.
Bachelor of Economics.
Founder of and partner in Konceptverkstan since 2004, General Manager of Coop Forum Sweden 2002–2003, Purchasing Director and later President and CEO of Guldfynd/Hallbergs Guld 1999–2001, various posts mainly in marketing and sales in IKEA in Sweden and abroad 1980–1991 and 1994–1998.
Other appointments: Board member of Bergendahls Gruppen AB, Expanda AB, Swedish Trade Council, Borås Wäfveri AB, Green Cargo AB, Akademibokhandeln AB, Twilfit and Sven-Axel Svenssons Bijouterier AB.
Shareholdings (including family and through companies): —



Board



Johan Molin



Sven-Christer Nilsson



Seppo Liimatainen



Mats Persson



Rune Hjälm



Per Edvin Nyström

Board members elected at the 2007 Annual General Meeting

Johan Molin
Board member of ASSA ABLOY AB since 2006.
Born 1959.
Bachelor of Science in Economics.
President and CEO of ASSA ABLOY AB since 2005. CEO of Nilfisk-Advance 2001–2005. Various posts mainly in finance and marketing, later divisional head in the Atlas Copco Group 1983–2001.
Other appointments: Board member of AB Electrolux.
Shareholdings (including family and through companies): 500,000 Series B shares and Incentive 2006 and Incentive 2007 convertibles corresponding to 440,000 Series B shares.

Sven-Christer Nilsson
Board member of ASSA ABLOY AB since 2001.
Born 1944.
Bachelor of Science, Lund University.
President and CEO of Telefonaktiebolaget LM Ericsson 1998–1999, various posts mainly in marketing and management in the Ericsson Group 1982–1997.
Other appointments: Chairman of the National Swedish Public Service Broadcasting Foundation (Sveriges Radio AB, Sveriges Television AB and Sveriges Utbildningsradio AB) and Swedish ICT Research AB. Board member of CEVA, Inc. and Tilgin AB.
Shareholdings (including family and through companies): 2,500 Series B shares.

Board members appointed by employee organizations

Seppo Liimatainen
Board member of ASSA ABLOY AB since 2003.
Born 1950.
Employee representative, Federation of Salaried Employees in Industry and Services.
Shareholdings: 2,600 Series B shares.

Mats Persson
Board member of ASSA ABLOY AB since 1994.
Born 1955.
Employee representative, Swedish Metal Workers Union.
Shareholdings: –

Deputy board members appointed by employee organizations

Rune Hjälm
Board member of ASSA ABLOY AB since 2005.
Born 1964.
Employee representative, Swedish Metal Workers Union.
Chairman of ASSA ABLOY European Works Council (EWC).
Shareholdings: –

Per Edvin Nyström
Board member of ASSA ABLOY AB since 1994.
Born 1955.
Employee representative, Swedish Metal Workers Union.
Shareholdings: 7,727 Series B shares and Incentive 2004 convertibles corresponding to 7,800 Series B shares.

82-34735

Operational management and internal control
ASSA ABLOY's operating activities are split into five divisions, where the fundamental principle is that these divisions should as far as possible be responsible for business operations, while various functions at Group headquarters are responsible for coordination, monitoring, policies and guidelines at an overall level. The Executive Team (Group Management) consists of the CEO, the heads of the Group's divisions, the Chief Financial Officer, the Director for Technology and Product Development and the Director for Market and Business Development. The composition of this group gives a geographical and strategic spread of responsibility designed to ensure short decision-making paths.

Management philosophy
ASSA ABLOY's approach is that the people make the company. The Group's management philosophy is based on trust, positive thinking and respect for local conditions and cultures. Good leadership spurs employees to do their utmost for the company's best advantage.

ASSA ABLOY's Vision is:
- To be the world-leading, most successful and most innovative provider of total door opening solutions.
- To lead in innovation and offer well-designed, convenient, safe and secure solutions that create added value for our customers.
- To be an attractive employer to our workforce.

ASSA ABLOY's primary financial target is a return on capital employed (ROCE) exceeding 20 percent. The aim is to achieve this figure no later than 2008, through the following sub-targets:
- Sales should increase by 10 percent per year on average over a business cycle through organic and acquired growth.
- The profit margin should improve to 16–17 percent through continued growth, a modern product portfolio and leveraging synergies in the Group.
- The positive long-term trend for ASSA ABLOY's operating cash flow should be maintained.
- Capital efficiency should be continuously improved. Given the potential to benefit from synergies in production, capital expenditure can be maintained at today's level, below that of current depreciation.

In order to strive towards this vision and achieve these financial targets, the strategic action plans have been divided into three areas: market presence, product leadership and cost-efficiency. The details of these strategic action plans are to be found on page 6.

Guidelines and policies
The Group's most important guidelines and policies define the product areas in which the Group should operate and describe the principles for market development, growth, product development, organization, cost-efficiency and staff development. These principles are described in the publication 'Strategy to Action', which will have been provided to all employees in the Group by year-end 2008. Other important guidelines and policies concern financial control, communication matters, the Group's brands, business ethics and environmental issues. Common financial, accounting and investment policies provide the framework for financial control and monitoring. ASSA ABLOY's communication policy aims to treat all stakeholders equally, provide important information at the right time and in the right way, meet legal requirements and comply with current stock market rules. Guidelines for brands aim to protect and develop the major assets that the Group's brands represent.

ASSA ABLOY has adopted a Code of Conduct that applies to the whole Group. The Code, which is based on a set of internationally accepted conventions, defines the values and guidelines that should apply within the Group with regard to the environment, health, safety, working conditions, human rights and business ethics.

Decentralized organization with a strong control environment
ASSA ABLOY's operations are decentralized. Decentralization is a deliberate strategic choice based on the local nature of the lock industry and a conviction of the benefits of a divisional control model. Another contributory factor is that the Group has been built up over a relatively short period through a large number of acquisitions. Historically, this structure has meant that internal control started from a strong, centrally based control environment, in which the integrity, ethical values, competence and management philosophy of the Executive Team, as well as high visibility across the organization, were decisive in forming the basis for other areas of internal control.

ASSA ABLOY's operating structure is designed to create the greatest possible transparency, to facilitate financial and operational monitoring and to promote the flow of information and communication across the Group. The Group consists of five divisions, which in turn are divided into around 30 business units. These consist in turn of a considerable number of sales and production units, depending on the structure of the business unit concerned. Apart from monitoring by unit, monitoring of products and markets is also carried out. At all these levels, there are designated people and a management group responsible for ensuring that the internal control of financial reporting maintains a satisfactory quality.

Financial reporting
All units report their financial results monthly in accordance with the Group's accounting principles. This reporting is consolidated and forms the basis for quarterly reports and a monthly operating review. Operating reviews conform to a long-established structure – Lock-Pack – in which sales, income, cash flow, capital employed and other important key figures and trends for the Group are compiled and form the basis for analysis and actions by management and controllers at different levels. Financial reviews take place quarterly at divisional board meetings and monthly in the form of performance reviews and through more informal analysis. Particular attention is paid to the sales trend, and monitoring takes the form of daily sales reporting by all the units in the Group. This monitoring is analyzed weekly by the Executive Team. An updated sales forecast is made weekly for the current month. Other important Group-wide components of internal control are the annual business planning and budgeting process and quarterly detailed forecasts of all the financial parameters for the current calendar year.

Group-wide tools for increasing efficiency
In addition to the guidelines and policies discussed above, some 20 systems and applications for increasing business efficiency have been developed centrally. These aids are used by subsidiaries for inventory optimization and cost control, for example. The tools are mainly intended for operational use, but in many cases also result in the general and specific control activities linked to financial reporting being implemented in the business, as well as creating increased awareness of the importance of internal control.

The acquisition process
A large part of the ASSA ABLOY Group's historical growth and present size is based on acquisitions. Acquisitions will continue to be an important growth factor for expansion onto new markets, in new technologies and on markets where the market share is low. Complementary acquisitions on existing markets may also arise.

In these circumstances, ASSA ABLOY has had reason to establish and follow a special Group-wide acquisition process, which states how acquisitions should be implemented. The process consists of four phases – strategy, evaluation, implementation and integration – and each phase includes various predefined activities, decisions and documentation requirements.

Goodwill and other intangible assets with an indefinite useful life resulting from acquisitions are subject to a simplified valuation test quarterly and a detailed, in-depth impairment test annually.

Group internal control and internal audit function
During the year, the Group internal audit function monitored and coordinated the external audit, as well as evaluating the Group's internal control. A particular focus area during the year was the new fast-growing markets, where the internal audit function carried out audits and also assisted the subsidiaries with advice regarding the development of control procedures. Internal audit is carried out using central resources and within the divisions, where experienced financial staff carry out internal audits in units other than those in which they are employed. The internal audit function also reports to the Board's Audit Committee.

Risks and risk management
As an international group with a wide geographical spread, ASSA ABLOY is exposed to business and financial risks. The business risks can be divided into strategic, operational and legal risks. The financial risks relate to such factors as exchange rates, interest rates, liquidity, credit provision, raw materials and financial instruments. The financial risks and their management by the Group are described in the section 'Financial risk management' on page 63.

Risk management in ASSA ABLOY aims to identify, control and reduce risks. This work is based on an assessment of the probability of the risks and their potential effect on the Group. In the decentralized spirit that marks ASSA ABLOY, and to keep risk analysis and risk management as close as possible to the actual risks, a large proportion of risk management takes place at division and business-unit level.

Strategic and operational risks
The main risks of this nature encountered by ASSA ABLOY relate to customers, suppliers, employees, competitors and acquisition situations. In addition, there are country-specific risks. Customers and suppliers, including the relationships with them, are subject to continuous local review. These players, together with employees, are covered by the Group's Code of Conduct. As regards competitors, a risk analysis is carried out both centrally and locally.

As regards risks relating to acquisitions, the Group follows a uniform, predefined process, as described above.

Legal risks
ASSA ABLOY continuously monitors anticipated and implemented changes in the legislation of the countries in which it operates. From time to time, ASSA ABLOY is involved in legal disputes, mainly in areas such as product liability, protection of intellectual property rights, the environment, and the interpretation of supplier, distribution and employment contracts as well as anti-trust matters. Where it is considered necessary, local legal expertise is engaged to deal with these matters. In order to identify and control legal risks, there is regular Group-wide reporting of outstanding legal matters. This is managed and coordinated by the Group's central legal function.

Many of the legal risks, such as those related to property and liability issues, are covered by insurance policies. ASSA ABLOY carries out regular reviews of risks and risk assessment jointly with insurance company representatives. At present, there are no legal disputes that are expected to lead to significant costs.

82-34735

The Board's proposed guidelines for the remuneration of senior management in 2008

The Board of ASSA ABLOY proposes that the 2008 Annual General Meeting adopts the following guidelines for the remuneration of senior management. The basic principle is that the remuneration and other employment conditions of senior management should be in line with market conditions and competitive, in order to ensure that the ASSA ABLOY Group can attract and retain competent senior management. The total remuneration of senior management should consist of fixed salary, variable salary, other benefits and pension.

In addition to the fixed salary, the Executive Team should have the opportunity to receive variable salary, which should be based on the outcome in relation to targets for operating income, and in some cases for other key financial figures, in their individual area of responsibility (Group or division). Variable salary should be capped at a maximum 75 percent of the fixed salary for the CEO and other members of the Executive Team. Under the Board's proposal, the cost of variable salary for senior management is calculated on the basis of current remuneration levels and maximum outcome (i.e. assuming the fulfillment of all the targets on which remuneration is based) and will amount to a total of SEK 30 M, excluding social security contributions. This calculation is made on the basis of the current members of the Executive Team. The costs may change if more people join the Executive Team.

ASSA ABLOY has no outstanding remuneration commitments apart from current commitments to senior management in accordance with the remuneration principles described here, including previous commitments regarding a long-term incentive agreement (see below).

Other benefits, such as company car, extra health insurance or occupational healthcare, should be payable to the extent this is considered to be in line with market conditions for senior management in equivalent positions in the labor market in which the executive is employed. All members of the Executive Team should be covered by defined-contribution pension plans, for which pension premiums are allocated from the executive's total remuneration and paid by the company during the period of employment.

If the company gives notice of the termination of the contract, the CEO is entitled to a maximum 24 months' salary and other employment benefits, while the other members of the Executive Team are entitled to a maximum 18 months' salary and other employment benefits. These guidelines should cover the members of the Executive Team during the period the guidelines apply. The guidelines apply to contracts entered into following the resolution of the Annual General Meeting, and where amendments are made in existing contracts after this time. The Board should have the right to deviate from these guidelines if there are particular reasons for doing so in an individual case.

Remuneration of the Executive Team in 2007

The remuneration of ASSA ABLOY's senior management in 2007 was determined in accordance with the guidelines drawn up and adopted by the Board and subsequently approved by the 2007 Annual General Meeting. During 2007, the same remuneration guidelines were applied as the Board's proposal to the 2008 Annual General Meeting described above, with the exception that the variable salary was capped at a maximum 70 percent of the fixed salary.

Since the period before the 2007 Annual General Meeting, ASSA ABLOY has reached a long-term incentive (LTI) agreement with some members of the Executive Team (excluding the CEO), which allows them to receive variable salary based on improvements in earnings per share (67 percent) and organic growth (33 percent). The maximum amount of SEK 2 M per person is payable if earnings per share increase by 12 percent compared with the previous year and organic growth reaches 7 percent. One-third of such variable salary is paid the following year, while two-thirds is retained for one or two years and grows at the same rate as the Group's return on capital employed. The residual two-thirds is paid only if, at the end of the period, the executive has not left his job on his own initiative or been dismissed for breach of contract.

During the year, changes occurred in the composition of the Executive Team. After complying with his contractual notice period of six months, Joe Grillo terminated his employment as Executive Vice President and Head of Global Technologies division. In this connection, he received remuneration of SEK 1,300,000 relating to accrued benefits. Denis Hébert, Executive Vice President and Head of the HID Group business unit, and Tim Shea, Executive Vice President and Head of the ASSA ABLOY Hospitality business unit, were appointed new members of the Executive Team. These business units make up Global Technologies division, which is now headed by Johan Molin.

Remuneration and other benefits of the Executive Team in 2007

SEK thousand	Fixed salary	Variable salary	Other benefits	Pension costs
Johan Molin	10,200	6,300	100	2,940
Other members of the Executive Team (10)[1]	27,233	16,902	1,769	8,128
Total remuneration and benefits	**37,433**	**23,202**	**1,869**	**11,068**
Total costs[2]	**45,133**	**27,842**	**2,055**	**13,282**

[1] During the year Joe Grillo left and Denis Hébert and Tim Shea joined the Executive Team. The costs tabled above cover the parts of the year during which each person belonged to the Executive Team.

[2] Total costs include social fees on salaries and benefits, special pension tax and additional costs for other benefits.

External audit

At the 2006 Annual General Meeting, PricewaterhouseCoopers (PwC) were appointed as the company's external auditors for a four-year period up to the 2010 Annual General Meeting, with authorized public accountant Peter Nyllinge as the Auditor in Charge. PwC have been the Group's auditors since the Group was formed in 1994. Peter Nyllinge, born in 1966, is responsible for auditing



the following companies besides ASSA ABLOY: Bonnier AB (publ) and Skandinaviska Enskilda Banken AB (publ).

PwC submits the audit report for ASSA ABLOY AB, the Group and a large majority of the subsidiaries worldwide. The audit of ASSA ABLOY AB also includes the administration by the Board of Directors and the CEO.

The company's auditor attends all the meetings of the Audit Committee as well as the board meeting in February, at which he reports his observations and recommendations concerning the Group audit for the year.

The external audit is carried out in accordance with good auditing practice in Sweden. The audit of the annual financial statements for legal entities outside Sweden is carried out in accordance with legal requirements and other applicable regulations in the country concerned and in accordance with good auditing practice as defined by the International Federation of Accountants (IFAC) for submitting audit reports for the legal entities. For information about the fees paid to auditors and other assignments carried out in the Group during the last three financial years, see Note 3 of this Report and Note 3 on page 63 of the Annual Report for 2006.

Deviations from the Swedish Code of Corporate Governance

ASSA ABLOY has chosen to deviate from the following clauses of the Swedish Code of Corporate Governance:
Clause 2.1.2 (relevant parts)

"The majority of the members of the nomination committee are not to be members of the board of directors. The chair of the board of directors or another board member is not to chair the nomination committee."

Explanation for the deviation: Prior to the 2008 Annual General Meeting, the Nomination Committee comprises four members, two of whom are board members. Half of the Committee's members, but not a majority, are thus not board members. The departure from this clause of the Code is the result of, on the one hand, the wish to limit the number of members of the Committee in order not to jeopardize the effectiveness of the Committee's nomination work and, on the other hand, the representation of the principal shareholders on the Committee. A majority of external members would have required five members, which was deemed to be too many. The Chairman of the Nomination Committee prior to the 2008 Annual General Meeting is Melker Schörling, who is also a member of ASSA ABLOY's Board. The departure from this clause of the Code is justified by the fact that one of the largest shareholders in terms of votes naturally also leads the work of the Committee.

Clause 3.2.4 (relevant parts)
"The majority of the directors elected by the shareholders' meeting are to be independent of the company and its management."

Explanation for the deviation: This clause is not complied with on account of the so-called 12-year rule, which states that a director is not deemed to be independent if he has been a board member of the company for more than 12 years. Four board members out of a total of eight board members are dependent on the company, as defined by the Code. For three of these, this dependence only arises on account of the 12-year rule. The Nomination Committee does not consider that in a company such as ASSA ABLOY dependence arises as a result of a board member working with and getting to know the company over a longer period.

The Executive Team



From left: Ulf Södergren, Johan Molin, Åke Sund, Martin Brandt, Juan Vargues, Thanasis Molokotos, Tomas Eliasson, Denis Hébert, Tzachi Wiesenfeld, Tim Shea

The Executive Team

Johan Molin
Born 1959
Bachelor of Science in Economics
President and CEO
Employed since 2005
Shareholdings: 500,000 Series B shares. Incentive 2006 and Incentive 2007 convertibles corresponding to 440,000 Series B shares.

Martin Brandt
Born 1960
Degree in Business Administration and Mechanical Engineering
Executive Vice President
Head of Asia Pacific division
Employed since 1996
Shareholdings: Incentive 2006 convertibles corresponding to 60,700 Series B shares.

Tomas Eliasson
Born 1962
Bachelor of Science in Economics
Executive Vice President
Chief Financial Officer (CFO)
Employed since 2006
Shareholdings: Incentive 2006 and Incentive 2007 convertibles corresponding to 108,600 Series B shares.

Thanasis Molokotos
Born 1958
Master of Science
Executive Vice President
Head of Americas division
Employed since 1996
Shareholdings: 25,000 Series B shares. Incentive 2004, Incentive 2006 and Incentive 2007 convertibles corresponding to 105,400 Series B shares.

Åke Sund
Born 1957
Graduate Diploma in Marketing
Executive Vice President
Director for Market and Business Development
Employed since 1994
Shareholdings: Incentive 2004, Incentive 2006 and Incentive 2007 convertibles corresponding to 223,900 Series B shares.

Ulf Södergren
Born 1953
Master of Science, Bachelor of Economics
Executive Vice President
Director for Technology and Product Development
Employed since 2000
Shareholdings: Incentive 2004, Incentive 2006 and Incentive 2007 convertibles corresponding to 217,600 Series B shares.

Juan Vargues
Born 1959
Graduate in Mechanical Engineering, MBA
Executive Vice President
Head of Entrance Systems division
Employed since 2002
Shareholdings: Incentive 2004, Incentive 2006 and Incentive 2007 convertibles corresponding to 229,600 Series B shares.

Tzachi Wiesenfeld
Born 1958
MBA and Bachelor of Science in Industrial Engineering
Executive Vice President
Head of EMEA division
Employed since 2000
Shareholdings: Incentive 2004, Incentive 2006 and Incentive 2007 convertibles corresponding to 183,800 Series B shares.

Denis Hébert
Born 1956
Bachelor of Commerce, MBA
Executive Vice President
Head of Global Technologies business unit HID Group
Employed since 2002
Shareholdings: Incentive 2006 and Incentive 2007 convertibles corresponding to 62,200 Series B shares.

Tim Shea
Born 1959
Graduate in Mechanical Engineering, MBA
Executive Vice President
Head of Global Technologies business unit ASSA ABLOY Hospitality
Employed since 2004
Shareholdings: Incentive 2006 and Incentive 2007 convertibles corresponding to 21,500 Series B shares.



Sales and earnings

- Organic growth for comparable units was 7 percent (9), while acquired growth was 5 percent (3).
- Operating income (EBIT) increased by 14 percent to SEK 5,458 M (4,771[1]), equivalent to an operating margin of 16.3 percent (15.3[1]).
- Earnings per share increased by 13 percent to SEK 9.02 (7.99[1]).

Sales

The Group's sales rose to SEK 33,550 M (31,137). Exchange rates had a negative impact of SEK 1,131 M on sales, compared with 2006.

Change in sales

%	2006	2007
Organic growth	9	7
Acquired growth	3	5
Exchange-rate effects	0	–4
Total	12	8

Sales rose by 12 percent in local currency, of which organic growth for comparable units accounted for 7 percent (9) and acquired units made a positive contribution of 5 percent (3).

Sales by product group

%	2006	2007
Mechanical locks, lock systems and accessories	51	48
Electromechanical and electronic locks	31	33
Security doors and fittings	18	19

Mechanical locks, lock systems and accessories accounted for 48 percent (51) of sales. Sales of electromechanical and electronic locks rose to 33 percent (31), while security doors and fittings accounted for 19 percent (18) of sales.

Cost structure

Total wage costs, including social security expenses and pension expenses, amounted to SEK 10,066 M (9,374), corresponding to 30 percent (30) of sales. The average number of employees was 32,267 (31,243).

The average number of employees in the Parent company was 98 (96).

The Group's material costs totaled SEK 10,721 M (9,561), corresponding to 32 percent (31) of sales. This increase was mainly due to the increased costs of raw materials.

Other purchasing costs totaled SEK 6,424 M (6,532), corresponding to 19 percent (21) of sales.

Depreciation and write-down of fixed assets amounted to SEK 910 M (1,039), corresponding to 3 percent (3) of sales.

Operating income

Operating income (EBIT) amounted to SEK 5,458 M (4,771[1]) after negative exchange-rate effects of SEK 203 M. The corresponding operating margin was 16.3 percent (15.3[1]).

Operating income before depreciation and amortization (EBITDA) amounted to SEK 6,366 M (5,669[1]). The corresponding margin was 19.0 percent (18.2[1]).

Income before tax

Income before tax totaled SEK 4,609 M (2,626), an increase of 76 percent compared with the previous year. Negative exchange-rate effects amounted to SEK 182 M. Net financial items amounted to SEK –849 M (–671). This increase was mainly due to increased net debt and a one-off cost of SEK 75 M in the last quarter. The one-off cost related to an impairment loss for an external development project, in which ASSA ABLOY took part as one of several financiers. The profit margin – defined as income before tax in relation to sales – was 13.7 percent (8.4).

The Parent company's income before tax amounted to SEK 2,351 M (1,047).

Tax

The Group's tax expense totaled SEK 1,240 M (870), corresponding to an effective tax rate of 27 percent (33). The reduction in the effective tax rate was due to the previous year's abnormally high tax rate, which was a result of deferred tax on certain restructuring costs not being taken into account.

Earnings per share

Earnings per share amounted to SEK 9.02 (7.99[1]), an increase of 13 percent.

[1] Excluding restructuring costs.

Income statement – Group

SEK M	Note	2006	2007
Sales	2	31,137	33,550
Cost of goods sold		–19,936	–19,751
Gross income		**11,201**	**13,799**
Selling expenses		–5,337	–5,664
Administrative expenses	3	–1,847	–1,930
Research & Development costs		–719	–776
Other operating income and expenses	4	–9	19
Share of earnings in associates	5	8	9
Operating income	6–10	**3,297**	**5,458**
Financial income	11	30	27
Financial expenses	10, 12	–701	–876
Income before tax		**2,626**	**4,609**
Tax on income	13	–870	–1,240
Net income		**1,756**	**3,368**
Allocation of net income:			
Shareholders in ASSA ABLOY AB		1,746	3,358
Minority interests		10	10
Earnings per share			
before dilution, SEK	14	4.77	9.18
after dilution, SEK	14	4.72	9.02



Comments by division

ASSA ABLOY is organized into five divisions. The three divisions EMEA (Europe, Middle East and Africa), Americas (North and South America) and Asia Pacific (Asia and Oceania) manufacture and sell mechanical and electromechanical locks, security doors and fittings in their respective geographical markets. Global Technologies division operates worldwide in the product areas of access control systems, secure issuance of cards, identification technology and hotel locks. Entrance Systems division is a worldwide supplier of automatic doors and service. Group-wide functions are shown in the column headed 'Other' in the table.

EMEA

Sales totaled SEK 13,477 M (12,509), with organic growth of 7 percent (8). Operating income amounted to SEK 2,295 M (1,972), with an operating margin (EBIT) of 17.0 percent (15.8). Return on capital employed was 21.9 percent (19.1). Operating cash flow before interest paid amounted to SEK 2,267 M (1,899).

EMEA performed strongly during the year, even though the market trend slowed towards the end of the year. All regions in Western Europe showed positive organic growth and demand was particularly strong in the Middle East, Africa and Eastern Europe. Increased sales volumes and cost savings resulting from the restructuring program had a positive impact on profitability.

Americas

Sales totaled SEK 10,220 M (10,142), with organic growth of 5 percent (10). Acquired units contributed 5 percent of sales. Operating income amounted to SEK 1,995 M (1,945), with an operating margin (EBIT) of 19.5 percent (19.2). Return on capital employed was 22.7 percent (22.3). Operating cash flow before interest paid amounted to SEK 2,211 M (1,724).

Americas continued to show strong organic growth during the year and increased profitability from an already high level. Demand in the commercial segment remained strong, while the residential segment showed weak demand-growth. Profitability, which is the highest in the Group, increased further thanks to growth, good cost control and streamlining measures.

Asia Pacific

Sales totaled SEK 2,780 M (2,309), with organic growth of 10 percent (4). Acquired units contributed 14 percent of sales. Operating income amounted to SEK 322 M (213), with an operating margin (EBIT) of 11.6 percent (9.2). Return on capital employed was 13.8 percent (10.8). Operating cash flow before interest paid amounted to SEK 294 M (112).

Asia Pacific more than doubled its organic growth during the year and showed a substantial increase in profitability. Demand grew strongly in all significant sub-markets. Price increases were implemented to compensate for increased raw material costs, which together with cost savings resulting from the restructuring program contributed to increased profitability.

Global Technologies

Sales totaled SEK 4,922 M (4,220), with organic growth of 11 percent (12). Acquired units contributed 12 percent of sales. Operating income amounted to SEK 754 M (612), with an operating margin (EBIT) of 15.3 percent (14.5). Return on capital employed was 14.7 percent (15.5). Operating cash flow before interest paid amounted to SEK 699 M (426).

Global Technologies continued to perform positively during the year and showed very strong organic growth, driven mainly by new products and marketing initiatives. The operating margin increased as a result of better sales volumes, but was limited by the continued focus on expanded marketing and sales organizations in the fast-growing segments.

Entrance Systems

Sales totaled SEK 2,987 M (2,715), with organic growth of 6 percent (11). Acquired units contributed 4 percent of sales. Operating income amounted to SEK 432 M (368), with an operating margin (EBIT) of 14.4 percent (13.6). Return on capital employed was 13.7 percent (11.5). Operating cash flow before interest paid amounted to SEK 497 M (332).

Entrance Systems' organic growth remained strong during the year and was particularly strong in the USA and Asia, even though demand slowed somewhat towards the end of the year. The earnings trend was strong during the year. New products and acquisitions contributed to the positive trend.

Other

The costs of Group-wide functions, such as Group management, accounting & finance, supply management and Shared Technologies, amounted to SEK 340 M (339).

Results by division

SEK M	EMEA[1] 2006	EMEA[1] 2007	Americas[2] 2006	Americas[2] 2007	Asia Pacific[3] 2006	Asia Pacific[3] 2007	Global Technologies[4] 2006	Global Technologies[4] 2007	Entrance Systems 2006	Entrance Systems 2007	Other 2006	Other 2007	Total 2006	Total 2007
Sales, external	12,165	13,073	10,104	10,166	2,082	2,558	4,108	4,805	2,678	2,949	–	–	31,137	33,550
Sales, internal	344	405	38	54	227	222	112	117	37	38	–758	–836		
Sales	**12,509**	**13,477**	**10,142**	**10,220**	**2,309**	**2,780**	**4,220**	**4,922**	**2,715**	**2,987**	**–758**	**–836**	**31,137**	**33,550**
Organic growth	8%	7%	10%	5%	4%	10%	12%	11%	11%	6%			9%	7%
Share of earnings in associates	3	3	5	6	–	–	–	–	–	–	–	–	8	9
Operating income (EBIT) excl. restructuring costs	**1,972**	**2,295**	**1,945**	**1,995**	**213**	**322**	**612**	**754**	**368**	**432**	**–339**	**–340**	**4,771**	**5,458**
Operating margin (EBIT)	15.8%	17.0%	19.2%	19.5%	9.2%	11.6%	14.5%	15.3%	13.6%	14.4%			15.3%	16.3%
Restructuring costs	–1,059	–	–169	–	–93	–	–152	–	–1	–	–	–	–1,474	–
Operating income (EBIT)	**913**	**2,295**	**1,776**	**1,995**	**120**	**322**	**460**	**754**	**367**	**432**	**–339**	**–340**	**3,297**	**5,458**
Net financial items													–671	–849
Tax on income													–870	–1,240
Net income													**1,756**	**3,368**
Capital employed	9,183	10,055	8,545	8,595	1,974	2,520	4,911	5,181	3,121	3,149	–529	–879	27,205	28,621
– of which goodwill	4,631	4,926	5,076	4,928	955	1,211	3,568	3640	2,453	2,566	–	–	16,683	17,270
Return on capital employed excl. restructuring items	*19.1%*	*21.9%*	*22.3%*	*22.7%*	*10.8%*	*13.8%*	*15.5%*	*14.7%*	*11.5%*	*13.7%*			*17.1%*	*18.4%*
Assets	13,182	13,933	9,689	9,839	2,410	3,269	6,333	6,602	3,665	3,771	277	317	35,557	37,732
– of which, shares in associates	31	32	2	2	–	5	–	–	–	–	–	–	33	39
Liabilities	3,999	3,953	1,148	1,235	436	763	1,423	1,174	543	721	14,363	14,217	21,912	22,064
Operating income (EBIT)	913	2,295	1,776	1,995	120	322	460	754	367	432	–339	–340	3,297	5,458
Restructuring costs	1,059	–	169	–	93	–	152	–	1	–	–	–	1,474	–
Depreciation	468	433	231	218	64	69	87	138	39	38	9	12	898	909
Investments in fixed assets	–388	–524	–206	–187	–113	–84	–130	–197	–32	–36	–24	–22	–894	–1,050
Sales of fixed assets	137	173	7	45	4	27	3	33	2	22	1	–	155	299
Change in working capital	–290	–111	–253	140	–56	–40	–146	–29	–45	41	86	–27	–704	–25
Cash flow[5]	**1,899**	**2,267**	**1,724**	**2,211**	**112**	**294**	**426**	**699**	**332**	**497**			**4,226**	**5,591**
Adjustment for non-cash items											10	–49	10	–49
Paid and received interest											–708	–734	–708	–734
Operating cash flow[5]													**3,528**	**4,808**
Investments in subsidiaries	–84	–275	–800	–319	–	–357	–2,222	–304	–16	–102	–	–	–3,122	–1,358
Average number of employees	12,283	12,493	9,641	9,428	5,099	5,445	2,183	2,650	1,926	2,137	111	113	31,243	32,267

[1] Europe, Middle East and Africa.
[2] North and South America
[3] Asia, Australia and New Zealand.
[4] ASSA ABLOY Hospitality and HID Group.
[5] Excluding restructuring payments.



Financial position

- Capital employed amounted to SEK 28,621 M (27,205).
- Net debt fell to SEK 12,953 M (13,560).
- The net debt / equity ratio was 0.83 (0.99).

SEK M	2006	2007
Capital employed	27,205	28,621
– of which goodwill	16,683	17,270
Net debt	13,560	12,953
Minority interests	60	201
Equity	13,585	15,467

Capital employed

Capital employed – defined as total assets less interest-bearing assets and non-interest-bearing liabilities including deferred tax liabilities – amounted to SEK 28,621 M (27,205). The return on capital employed was 18.4 percent (17.1).

Intangible assets amounted to SEK 18,708 M (17,825). The increase is mainly due to the acquisitions made. During the year, goodwill and other intangible assets with an indefinite useful life of approximately SEK 1,200 M have arisen. A valuation model based on discounted future cash flows is used for impairment testing of goodwill and other intangible assets with an indefinite useful life. No impairment was recognized this year.

Tangible assets amounted to SEK 5,345 M (5,121). Capital expenditure on tangible and intangible assets, less sales of tangible and intangible assets, totaled SEK 751 M (739). Depreciation according to plan amounted to SEK 909 M (898).

Accounts receivable totaled SEK 5,537 M (5,081) and inventories totaled SEK 4,399 M (4,026). The average collection period for accounts receivable was 54 days (54). Material throughput time was 104 days (109). The Group is making systematic efforts to increase capital efficiency.

Net debt

Net debt amounted to SEK 12,953 M (13,560), of which pension commitments accounted for SEK 1,156 M (1,297). Net debt was increased by the dividend to shareholders and acquisitions, and reduced by the strong operating cash flow.

External financing

The Group's long-term loan financing consists mainly of Private Placement Programs in the USA totaling USD 630 M (630), Incentive Programs of EUR 238 M (138) and a three-year bond totaling SEK 1,500 M (1,500).

The Group's short-term loan financing consists mainly of two Commercial Paper Programs for a maximum of USD 1,000 M (1,000) and SEK 5,000 M (5,000). At year-end, SEK 4,166 M (5,048) of the Commercial Paper Programs had been utilized.

In addition, substantial credit facilities are available, mainly in the form of a Multi-Currency Revolving Credit (MCRF) agreement for a maximum of EUR 1,100 M (1,000), which had not been utilized at all at year-end.

The interest coverage ratio, defined as income before tax plus net interest, divided by net interest, was 7.4 (5.1). Fixed interest terms were largely unchanged during the year, with average terms of 25 months at year-end.

Cash and cash equivalents amounted to SEK 1,338 M (1,154) and are invested in banks with high credit ratings.

Some of the Group's main financing agreements contain a customary Change of Control clause. The effect of the clause is that lenders have the right in certain circumstances to demand the renegotiation of conditions or to terminate the agreement should control of the company change.

Equity

The Group's equity totaled SEK 15,668 M (13,645) at year-end. The return on shareholders' equity amounted to 21.0 percent (11.5). The equity ratio was 41.5 percent (38.4). The net debt / equity ratio, defined as net debt divided by shareholders' equity, was 0.83 (0.99).

Balance sheet – Group

SEK M	Note	2006	2007
ASSETS			
Non-current assets			
Intangible assets	15	17,825	18,708
Tangible assets	16	5,121	5,345
Shares in associates	18	33	39
Other long-term financial assets	20	241	170
Deferred tax receivables	19	1,089	881
Total non-current assets		**24,309**	**25,143**
Current assets			
Inventories	21	4,026	4,399
Accounts receivable	22	5,081	5,537
Current tax receivables		227	404
Other short-term receivables		405	449
Prepaid expenses and accrued income		314	368
Derivative financial instruments	23	40	94
Short-term investments		1	0
Cash and cash equivalents	24	1,154	1,338
Total current assets		**11,248**	**12,589**
TOTAL ASSETS		**35,557**	**37,732**
EQUITY AND LIABILITIES			
Equity			
Parent company's shareholders			
Share capital	27	366	366
Other contributed capital		8,887	8,887
Reserves	28	-253	-540
Retained earnings		4,585	6,754
		13,585	**15,467**
Minority interests		60	201
Total equity		**13,645**	**15,668**
Non-current liabilities			
Long-term loans	25	6,010	5,805
Convertible debenture loans	25	1,252	2,245
Deferred tax liabilities	19	106	119
Pension provisions	29	1,297	1,156
Other long-term provisions	30	751	774
Other long-term liabilities		116	122
Total non-current liabilities		**9,532**	**10,221**
Current liabilities			
Short-term loans	25	6,281	5,258
Derivative financial instruments	23	42	26
Accounts payable		2,143	2,503
Current tax liabilities		210	249
Short-term provisions	30	692	566
Other short-term liabilities	31	681	624
Accrued expenses and prepaid income	32	2,331	2,617
Total current liabilities		**12,380**	**11,843**
TOTAL EQUITY AND LIABILITIES		**35,557**	**37,732**



Cash flow

- Operating cash flow amounted to SEK 4,808 M (3,528).
- Net capital expenditure amounted to SEK 751 M (739).

Operating cash flow

SEK M	2006	2007
Operating income (EBIT)	3,297	5,458
Restructuring costs	1,474	–
Depreciation	898	909
Net capital expenditure	–739	–751
Change in working capital	–704	–25
Interest paid and received	–708	–734
Adjustments for non-cash items	10	–49
Operating cash flow [1]	**3,528**	**4,808**
Operating cash flow / Income before tax	0.86 [2]	1.04

[1] Excluding restructuring payments.
[2] Income before tax excluding restructuring costs.

The Group's operating cash flow amounted to SEK 4,808 M (3,528), equivalent to 104 percent (86) of income before tax.

The Parent company's cash flow amounted to SEK –1 M (–222).

Net capital expenditure

Direct net capital expenditure on tangible and intangible assets totaled SEK 751 M (739), equivalent to 83 percent (82) of depreciation of tangible and intangible assets for the financial year. The low net capital expenditure is mainly due to the Group's long-term efforts to optimize capital expenditure, and to implemented property sales.

Change in working capital

SEK M	2006	2007
Inventories	–526	–148
Accounts receivable	–487	–256
Accounts payable	223	219
Other working capital	86	160
Change in working capital	**–704**	**–25**

Efforts to reduce the Group's material throughput time in inventories resulted in a reduction of five days during the year. The material throughput time was 104 days (109) at year-end. However, rising material prices and increased volumes during the year increased capital tied up in inventories somewhat, which had an impact of SEK –148 M (–526) on cash flow. The increased capital tied up in accounts receivable is mainly due to stronger sales.

Relationship between cash flow from operating activities and operating cash flow

SEK M	2006	2007
Cash flow from operating activities	2,968	3,871
Restructuring payments	342	424
Net capital expenditure on tangible assets	–739	–751
Tax paid	957	1,264
Operating cash flow	**3,528**	**4,808**

Acquisitions of subsidiaries

The total purchase price for acquisitions of subsidiaries amounted to SEK 1,675 M (3,553). Acquired net debt totaled SEK 4 M (–339).

Change in net debt

Net debt was affected mainly by the strong operating cash flow, the dividend to shareholders and acquisitions.

SEK M	2006	2007
Net debt at 1 January	12,240	13,560
Operating cash flow	–3,528	–4,808
Restructuring payments	342	424
Tax paid	957	1,264
Acquisitions	3,132	1,376
Dividend	1,189	1,189
Translation differences	–772	–52
Net debt at 31 December	**13,560**	**12,953**

Cash flow statement – Group

SEK M	Note	2006	2007
OPERATING ACTIVITIES			
Operating income		3,297	5,458
Depreciation	8	898	909
Reversal of restructuring costs		1,474	–
Restructuring payments		–342	–424
Non-cash items	37	10	–49
Cash flow before interest and tax		5,337	5,894
Paid and received interest	37	–708	–734
Tax paid on income		–957	–1,264
Cash flow before changes in working capital		3,672	3,896
Changes in working capital	37	–704	–25
Cash flow from operating activities		2,968	3,871
INVESTING ACTIVITIES			
Investments in tangible and intangible assets	37	–894	–1,050
Sales of tangible and intangible assets	37	155	299
Investment in subsidiaries	37	–3,122	–1,358
Sales of associates	37	1	–
Other investments	37	–11	–18
Cash flow from investing activities		–3,871	–2,127
FINANCING ACTIVITIES			
Dividends		–1,189	–1,189
Long-term loans raised		2,570	924
Long-term loans repaid		–3,221	–926
Net cash effect of changes in other borrowings		3,043	–377
Cash flow from financing activities		1,203	–1,568
CASH FLOW		300	176
CASH AND CASH EQUIVALENTS			
Cash and cash equivalents at 1 January		958	1,154
Cash flow		300	176
Effect of translation differences		–104	8
Cash and cash equivalents at 31 December	24	1,154	1,338



Changes in equity – Group

		Parent company's shareholders					
SEK M	Note	Share capital	Other contributed capital	Reserves	Retained earnings	Minority interests	Total
Opening balance 1 January 2006	27	366	8,887	1,061	4,028	71	14,413
Translation differences for the year				-1,313		-7	-1,320
Value changes in cashflow hedging instruments	28			-1			-1
Income/expenses reported directly to equity				-1,314		-7	-1,321
Net income from income statement					1,746	10	1,756
Total income and expenses				-1,314	1,746	3	435
Dividend for 2005	27				-1,189		-1,189
Acquisitions						-14	-14
Closing balance 31 December 2006	27	366	8,887	-253	4,585	60	13,645
Opening balance 1 January 2007	27	366	8,887	-253	4,585	60	13,645
Translation differences for the year				-287		-4	-291
Value changes in cashflow hedging instruments	28			0			0
Income/expenses reported directly to equity				-287		-4	-291
Net income from income statement					3,358	10	3,368
Total income and expenses				-287	3,358	6	3,077
Dividend for 2006	27				-1,189		-1,189
Acquisitions						135	135
Closing balance 31 December 2007	27	366	8,887	-540	6,754	201	15,668

Income statement Parent company

SEKM	Note	2006	2007
Administrative expenses	3, 6, 8, 9	-478	-660
Research & Development costs	6, 8, 9	-52	-221
Other operating income and expenses	4	945	1,641
Operating income	10	415	760
Financial income	11	1,260	2,294
Financial expenses	10, 12	-628	-703
Income before tax		1,047	2,351
Tax on income	13	3	17
Tax effect of Group contributions	13	-156	-214
Net income		894	2,154

Balance sheet Parent company

SEKM	Note	2006	2007
ASSETS			
Non-current assets			
Intangible assets	15	407	692
Tangible assets	16	7	6
Shares in subsidiaries	17	12,474	13,266
Receivables from subsidiaries		2,259	2,374
Other long-term financial assets	20	174	101
Total non-current assets		15,321	16,439
Current assets			
Receivables from subsidiaries		16,284	14,837
Other short-term receivables		17	13
Prepaid expenses and accrued income		27	31
Cash and cash equivalents	24	1	0
Total current assets		16,329	14,881
TOTAL ASSETS		31,650	31,320
Assets pledged		None	None
EQUITY AND LIABILITIES			
Equity	26		
Restricted equity			
Share capital	27	366	366
Statutory reserve		8,905	8,905
Fair value reserve		43	142
Unrestricted equity			
Retained earnings		4,033	3,186
Net income		894	2,154
Total equity		14,241	14,753
Provisions			
Other provisions	30	–	91
Total provisions		–	91
Non-current liabilities			
Long-term loans	25	1,500	1,500
Convertible debenture loans	25	1,252	2,245
Long-term loans to subsidiaries		2,259	2,374
Other long-term liabilities		205	335
Total non-current liabilities		5,216	6,454
Current liabilities			
Short-term loans	25	536	622
Accounts payable		32	28
Short-term liabilities to subsidiaries		11,501	9,260
Current tax liabilities		3	1
Other short-term liabilities		6	7
Accrued expenses and prepaid income	32	115	104
Total current liabilities		12,193	10,022
TOTAL EQUITY AND LIABILITIES		31,650	31,320
Contingent liabilities	33	9,911	9,930



Cash flow statement
Parent company

SEK M	Note	2006	2007
OPERATING ACTIVITIES			
Operating income		415	760
Depreciation	8	33	212
Cash flow before interest and tax		**448**	**972**
Paid and received interest		–28	170
Dividends received		1,695	1,489
Tax paid and received		3	3
Cash flow before changes in working capital		**2,118**	**2,634**
Changes in working capital		–62	–987
Cash flow from operating activities		**2,056**	**1,647**
INVESTING ACTIVITIES			
Investments in tangible and intangible assets		–405	–496
Sales of tangible and intangible assets		3	1
Investments in subsidiaries		–1,435	–676
Sales of shares in subsidiaries		87	–
Other investments		–56	20
Cash flow from investing activities		**–1,806**	**–1,151**
FINANCING ACTIVITIES			
Dividends		–1,189	–1,189
Net cash effect of changes in borrowings		717	692
Cash flow from financing activities		**–472**	**–497**
CASH FLOW		**–222**	**–1**
CASH AND CASH EQUIVALENTS			
Cash and cash equivalents at 1 January	24	223	1
Cash flow		–222	–1
Cash and cash equivalents at 31 December	24	**1**	**0**

Changes in equity
Parent company

		Restricted shareholders' equity			Unrestricted shareholders' equity	
SEK M	Note	Share-capital	Statutory reserve	Fair value reserve	Retained earnings	Total
Opening balance 1 January 2006		366	8,905	–	5,607	14,878
Effect of changed accounting principle, financial instruments				156	15	171
Adjusted opening balance 1 January 2006		366	8,905	156	5,622	15,049
Changes in value of financial instruments				–113		–113
Group contributions net					–556	–556
Tax effect of Group contributions					156	156
Net income from the income statement					894	894
Total income and expenses				–113	494	381
Dividend for 2005	27				–1,189	–1,189
Closing balance 31 December 2006	27	366	8,905	43	4,927	14,241
Opening balance 1 January 2007		366	8,905	43	4,927	14,241
Changes in value of financial instruments				99		99
Group contributions net					–766	–766
Tax effect of Group contributions					214	214
Net income from income statement					2,154	2,154
Total income and expenses				99	1,602	1,701
Dividend for 2006	27				–1,189	–1,189
Closing balance 31 December 2007	27	366	8,905	142	5,340	14,753

Financial risk management

ASSA ABLOY is exposed to a variety of financial risks through its international business operations.

Organization and activities

ASSA ABLOY's Treasury Policy, which is reviewed annually by the Board of Directors, constitutes a framework of guidelines and regulations for the management of financial risks and financial activities.

ASSA ABLOY's financial activities are coordinated centrally within the subsidiary ASSA ABLOY Treasury S.A. in Switzerland, which is the Group's internal bank. External financial transactions are conducted by the internal bank, which also handles transactions involving foreign currencies and interest rates. The internal bank achieves many economies of scale when borrowing funds, fixing interest rates and exchanging currency flows.

Currency risk

Currency risk affects ASSA ABLOY mainly through translation of capital employed and net debt, through translation of income in foreign subsidiaries, and through flow of goods between countries.

Translation exposure

The effect arising on translation of capital employed is limited by the fact that financing is largely done in local currency.

The capital structure in each country is optimized based on local legislation. So far as this constraint allows, the currency exposure and gearing per currency should reflect the overall exposure and gearing for the whole Group to limit the effect from movements in individual currencies. The internal bank uses currency derivatives to supply the appropriate funding and eliminate currency exposure.

The table 'Net debt by currency' below shows the use of currency forward contracts in association with funding, for the major currencies. The forward contracts are used to neutralize the exposure arising between net debt and internal needs.

Net debt by currency (in millions)

Currency	Currency exposure	Forward contracts	External borrowing
USD	399	-231	630
EUR	686	152	534
SEK	6,070	2,570	3,500
GBP	73	-73	-
Other (SEK)	1,568	-1,568	-
Total internal bank (SEK)	**12,567**		**12,567**

SEK	
External loans	498
Overdrafts	243
Cash and cash equivalents	-1,338
Long-term interest-bearing receivables	-173
Pension provisions	1,156
Net debt	**12,953**

Exposure of Group earnings

The following table shows the effects on the Group's income before tax of a 1 percent weakening or strengthening of each major currency versus the SEK, with all other variables held constant. The effects arise mainly as a result of translation of accounts receivable, accounts payable and currency-denominated borrowings. The table also shows the maximum movement in actual average rates in a calendar year over the last 5 years.

Year/currency	Effect of a 1% change in interest rates on income before tax, SEK M	Maximum change in interest rates in a calendar year during the last 5 years, %
2007		
USD	+/-21	-18
EUR	+/-11	+4
2006		
USD	+/-20	-18
EUR	+/-10	-4

Transaction exposure

Currency risk in the form of transaction exposure, or the relative values of exports and imports of goods, is limited in the Group. To manage its transaction exposure, the Group's policy is to hedge anticipated cash flows in all tradable currencies for the 12 months following the balance date. It does this through derivatives, primarily a currency basket option with the aims of facilitating contract management and reducing administrative costs.

Forecast transaction flows by major currency for the coming year (imports + and exports –)

Currency	Currency exposure (SEK M) 2006	2007
USD	-244	-254
EUR	546	475
GBP	351	322
CHF	-306	-287

Interest rate risk

Interest rate fluctuations have a direct impact on ASSA ABLOY's net interest expense. The internal bank is responsible for identifying and managing the Group's interest rate exposure. It analyses the Group's interest rate exposure and calculates the impact on income of defined interest rate shifts on a rolling 12-month basis. The Group seeks to have a mixture of fixed-rate and floating-rate debt and uses interest rate swaps when it deems necessary. At year-end, the average interest rate duration, excluding pension obligations, was about 25 (26) months.

Effective interest rate by currency, 31 December

Currency	Interest rate (%) 2006	2007
USD	5.3	5.1
EUR	3.7	4.9
SEK	3.4[1]	5.2
Average for the Group	**4.8**	**5.3**

[1] Including effects of interest rate swaps



External funding and interest rate swaps

The table 'External funding / net debt' below gives an overview of interest rate swaps associated with debt. The interest-rate derivatives are structured to have durations matching the underlying debt securities. The internal bank swaps parts of the Private Placement program in USD to floating rates.

Sensitivity analysis

The following table demonstrates the effects on the Group's income before tax of a 1 percent change in interest rates for each of the currencies in which the company holds significant borrowings, with all other variables held constant. This is compared to the maximum movement in actual average rates (3-month Stibor, Euribor and Libor rates) in a calendar year over the last 5 years.

Year/currency	Effect of a 1% change in interest rates on income before tax, SEK M	Maximum change in interest rates in a calendar year during the last 5 years, %
2007		
USD	+/-27	+2
EUR	+/-35	+1
2006		
USD	+/-35	+2
EUR	+/-11	-1

Liquidity risk

Financing and liquidity risks are defined as the risks of being unable to meet payment obligations as a result of inadequate liquidity or difficulties in obtaining credit from external sources. ASSA ABLOY manages liquidity risk on a consolidated basis. The internal bank is responsible for external borrowing and external investments. ASSA ABLOY strives to have access, on every occasion, to both short-term and long-term loan facilities. The available facilities should include a reserve (facilities confirmed but not used) equivalent to 10 percent of the Group's annual total sales. During 2007 the Group renegotiated its covenant-free multi-currency revolving facility for EUR 1.1 billion, available for a period of 7 years.

Maturity structure

The column 'End of facility' in the table 'External funding / net debt' below shows that duration until repayment of debts contracted by the internal bank is not concentrated in the short term. When there are many transactions with different maturities, the duration is computed by weighted average. At year-end, the average duration, excluding pension liabilities, was 43 (47) months.

The table 'Maturity' overleaf shows the contractual undiscounted future cash flows related to the Group's financial liabilities, and to derivatives that existed at the balance sheet date.

External funding / net debt (in millions)

Credit facilities		Amount SEK	End of facility	Book value SEK	Currency	Amount 2006	Amount 2007	Market value SEK	Interest rate swap	Average interest rate duration
Private Placement Program	confirmed	320	Dec 2011	320	USD	50	50	320	No	Fixed quarterly
Private Placement Program	confirmed	512	May 2012	512	USD	80	80	534	Yes[1]	Fixed six-monthly
Private Placement Program	confirmed	336	Dec 2013	336	USD	53	53	351	No	6 years
Private Placement Program	confirmed	512	May 2015	512	USD	80	80	539	Yes[1]	Fixed six-monthly
Private Placement Program	confirmed	483	Dec 2016	483	USD	76	76	505	No	9.1 years
Private Placement Program	confirmed	320	Apr 2017	320	USD	50	50	320	No	Fixed quarterly
Private Placement Program	confirmed	320	May 2017	320	USD	50	50	341	No	9.5 years
Private Placement Program	confirmed	781	Dec 2018	781	USD	122	122	823	No	11.1 years
Private Placement Program	confirmed	448	May 2020	448	USD	70	70	487	No	12.5 years
Floating Rate Notes	confirmed	14,128	Nov 2009	1,500	SEK	1,500	1,500	1,500	No	Fixed quarterly
Incentive Program	confirmed	942	Jun 2009	942	EUR	100	100	942	No	Fixed quarterly
Incentive Program	confirmed	362	Jun 2011	362	EUR	38	38	362	No	Fixed quarterly
Incentive Program	confirmed	942	Jun 2012	942	EUR	–	100	942	No	Fixed quarterly
Other long-term interest-bearing loans		272	–	272				272		
Total long-term loans		20,678		8,050				8,238		
Global CP Program	confirmed	6,402	–	1,931	EUR/USD	315/263	205/0	1,932	No	54 days
Swedish CP Program	confirmed	5,000	–	2,235	EUR/SEK	0/390	25/2,000	2,235	No	50 days
Bank loan	committed	622	Feb 2008	622	EUR	58	66	622	No	1 month
Other short-term interest-bearing loans		227	–	227				227		
Overdrafts etc		1,682	–	243				243		
Total short-term loans		13,933		5,258				5,258		
Multi-Currency RF	committed	10,360	Jun 2014	0	EUR	1,000	1,100	0		
Total credit facilities		44,971		13,308				13,496		
Cash and cash equivalents				-1,338				-1,338		
Other long-term interest-bearing investments				-173				-173		
Pension obligations				1,156				1,156		
Net debt				12,953				13,141		

[1] Hedge accounting.

Maturity – financial liabilities and derivatives, SEK M

	31 December 2006				31 December 2007			
	< 1 year	> 1 year < 2 years	> 2 years <5 years	> 5 years	< 1 year	> 1 year < 2 years	> 2 years <5 years	> 5 years
Long-term loans, hedged	-55	-55	-166	-1,212	-51	-51	-640	-412
Long-term loans, non-hedged	-211	-271	-2,549	-3,820	-239	-1,813	-997	-3,601
Convertible debenture loans	-47	-47	-1,302	-	-110	-1,029	-1,444	-
Other long-term liabilities	-	-23	-97	-	-	-25	-103	-
Short-term loans, non-hedged	-5,821	-	-	-	-5,088	-	-	-
Accounts payable and other short-term liabilities	-2,824	-	-	-	-3,060	-	-	-
Interest rate derivatives	-	-	-12	-12	3	3	-8	1
Forward foreign exchange contracts – outflows	-6,206	-12	-1	-	-6,033	-1	-	-
Forward foreign exchange contracts – inflows	6,202	14	1	-	6,064	1	-	-

Rating

Agency	Short-term	Long-term	Outlook
Standard & Poor's	A2	A–	Stable
Moody's	P2	n/a	Stable

Ratings from both agencies remain unchanged from the previous year.

Credit risk

Financial risk management exposes ASSA ABLOY to certain counterparty risks. Such exposure may arise, for example, from the placement of surplus cash, from accounts receivable, and from the use of debt securities and derivative financial instruments.

ASSA ABLOY's policy is to minimize the potential credit risk from cash surplus by having no cash in bank accounts and by using cash available from subsidiaries to amortize ASSA ABLOY debt. This objective is controlled primarily through the cash pool network put in place by the internal bank. About 80 (80) percent of commercial sales were settled through cash pools in 2007. The Group may nevertheless deposit surplus funds on a short-term basis with banks in order to match debt maturities.

Derivative financial instruments are allocated to banks according to risk factors set in the Group policy in order to limit counterparty risk.

The internal bank enters into derivative contracts exclusively with banks participating in the syndicated credit system or with banks rated AAA and AA.

An ISDA (full netting of transactions in case of default by one counterparty) is agreed in the case of interest derivatives.

Accounts receivable are spread over a large number of individual customers, thus minimizing risk. Credit risk from operating activities is monitored by local management at a company level and reviewed by the respective division.

Commodity risk

The Group is exposed to price risk related to purchases of certain commodities (primarily metals) used as raw materials in its business. The Group's policy is to not enter into commodity hedge contracts.

Capital risk

The Group's objectives regarding capital structure are to safeguard the Group's ability to continue as a going concern in order to provide returns for its shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. In order to adjust the capital structure in response to need, the Group can vary the amount paid as dividend to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt. The Group monitors capital on the basis of the ratio between net debt and equity.

Net debt is defined as interest-bearing liabilities less interest-bearing assets. The table 'Net debt / Equity' below shows the position at 31 December.

Net debt / Equity

	31 Dec 2006	31 Dec 2007
Net debt	13,560	12,953
Equity	13,645	15,668
Net debt / Equity	0.99	0.83

Financial instruments

Derivative financial instruments such as currency and interest rate forwards are used to the extent necessary. The use of derivative financial instruments is solely to reduce exposure to financial risks. Derivative financial instruments are not used with speculative intent.

The positive and negative market values in the table 'Outstanding derivative financial instruments' overleaf show the market values of instruments outstanding at year-end, based on available market values, and are the same as the values reported on the balance sheet. The nominal value represents the gross value of the contract.

For accounting purposes financial instruments are allocated to categories based on IAS 39. The second table overleaf provides an overview of financial assets and liabilities, measurement categories and carrying value and fair value per item.



Outstanding derivative financial instruments at 31 December, SEK M

Instrument	31 December 2006 Positive Market Value	Negative Market Value	Nominal Value	31 December 2007 Positive Market Value	Negative Market Value	Nominal Value
Foreign exchange forwards – funding	24	–20	6,226	61	–19	6,058
Foreign exchange forwards – transaction	4	–4	68	2	–2	31
Currency basket option	10	–	691	6	–	915
Interest rate swaps	2	–18	2,130	26	–5	2,089
Total	**40**	**–42**	**9,115**	**94**	**–26**	**9,092**

Financial instruments: carrying amounts and fair values by measurement categories

SEK M	IAS 39 category*	2006 Carrying amount	2006 Fair value	2007 Carrying amount	2007 Fair value
Financial assets					
Other long-term financial assets	1	241	241	170	170
Accounts receivable	1	5,081	5,081	5,537	5,537
Other short-term receivables	1	405	405	449	449
Derivative financial instruments – hedge accounting		–	–	26	26
Derivative financial instruments – held for trading	2	40	40	68	68
Derivative financial instruments		40	40	94	94
Short-term investments	1	1	1	0	0
Treasury notes/bills	3	–	–	51	51
Other cash and cash equivalents	1	1,154	1,154	1,287	1,287
Cash and cash equivalents		1,154	1,154	1,338	1,338
Financial liabilities					
Long-term loans, hedged	2	1,100	1,076	1,024	1,073
Long-term loans, non-hedged	4	4,910	4,847	4,781	4,920
Long-term loans		6,010	5,923	5,805	5,993
Convertible debenture loans	4	1,252	1,251	2,245	2,245
Other long-term liabilities	4	116	116	122	122
Short-term loans - non-hedged	4	6,281	6,280	5,258	5,258
Derivative financial instrument – hedge accounting		18	18	–	–
Derivative financial instruments – held for trading	2	24	24	26	26
Derivative financial instruments		42	42	26	26
Accounts payable	4	2,143	2,143	2,503	2,503
Other short-term liabilities	4	681	681	624	624

*Applicable IAS 39 categories:
1 = Loans and other receivables.
2 = Financial instruments at fair value through profit and loss.
3 = Available-for-sale financial assets.
4 = Financial liabilities at amortized cost.

Note 1

Note 1 Significant accounting and valuation principles

The Group

ASSA ABLOY applies International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU), the Swedish Annual Accounts Act and standard RR 30:06 of the Financial Accounting Standards Council. The accounting principles are based on IFRS as endorsed by 31 December 2007 and have been applied to all years presented, unless stated otherwise. This Note describes the most significant accounting principles that have been applied in the preparation of the financial reports, which comprise the information appearing on pages 38–91.

Basis of preparation

ASSA ABLOY's consolidated financial statements have been prepared in accordance with IFRS as endorsed by the EU. The consolidated financial statements have been prepared under the historical cost convention, except regarding available-for-sale financial assets and financial assets and liabilities (including derivatives) at fair value through profit and loss.

The preparation of financial statements is based on estimates and assumptions made for accounting purposes. The management also makes judgments about the application of the Group's accounting principles. Estimates and assumptions may affect the income statement and balance sheet as well as the supplementary information that appears in the financial reports. Thus changes in estimates and assumptions may lead to changes in the financial statements.

For example, estimates and assumptions play an important part in the valuation of items such as identifiable assets and liabilities in acquisitions, impairment testing of goodwill and other assets, the fixing of actuarial assumptions for calculating employee benefits and other types of provisions as well as the valuation of deferred taxes. Estimates and assumptions are continually reassessed and are based on a combination of historical experience and reasonable expectations about the future.

The Group considers that estimates and assumptions relating to impairment testing of goodwill and other intangible assets with indefinite useful life are of significant importance to the consolidated financial statements. The Group tests carrying amounts for impairment on an annual basis. The recoverable amounts of Cash-Generating Units are established by calculating their values in use. The calculations are based on certain assumptions about the future which, for the Group, are associated with risks of material adjustments in reported amounts during the next financial year. Major assumptions and the effects of likely changes to them are described in Note 15.

New and amended standards not yet effective

The following new IFRS and amendments to current IFRS have been published but are not yet effective, and have not been applied in the preparation of the financial reports.

- IAS 1 Presentation of Financial Statements (amendment), effective from 1 January 2009. Not yet endorsed by the EU.
- IAS 23 Borrowing costs (amendment), effective from 1 January 2009. Not yet endorsed by the EU.
- IAS 27 Consolidated and Separate Financial Statements (amendment), effective from 1 July 2009. Not yet endorsed by the EU.
- IFRS 2 (amendment), effective from 1 January 2009.
- IFRS 3 Business Combinations (amendment), effective from 1 July 2009. Not yet endorsed by the EU.
- IFRS 8 Operating Segments, effective from 1 January 2008.
- IFRIC 11, IFRS 2 – Group and Treasury Share Transactions, to be applied for annual periods beginning on or after 1 March 2007.
- IFRIC 12, Service Concession Arrangements, effective from 1 January 2008.
- IFRIC 13, Customer loyalty programmes, effective from 1 July 2009. Not yet endorsed by the EU.
- IFRIC 14, IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction, effective from 1 January 2008. Not yet endorsed by the EU.

Management analyses the impact of the new and amended standards on the financial reports. Mainly, the amendments to IAS 1, IAS 27, IFRS 3 and the new IFRS 8 are considered relevant to the Group. These changes may have certain impact on the Group's financial reports. The changes will not affect the financial reports prepared prior to the effective dates. The amendments to IAS 1 mainly affect the formats and terms used in the financial reports. The amendments to IAS 27 will have an impact on the accounting for minority interest in future transactions. IFRS 3 will affect the accounting of future business combinations regarding transaction costs, deferred considerations contingent on future events and business combinations achieved in stages. IFRS 8 may have an impact on segment reporting. In other respects, it is currently assessed that none of the new and amended standards listed above will have a significant impact on the Group's financial statements.

Consolidated financial statements

The consolidated financial statements cover ASSA ABLOY AB (the Parent company) and companies in which the Parent company held, directly or indirectly, more than 50 percent of the voting rights at the end of the period, as well as companies in which the Parent company exercises control by some other means, for example by having the power to govern financial and operating policies. Companies acquired during the year are included in the consolidated financial statements with effect from the date when control was obtained. Companies sold during the year are included in the consolidated financial statements up to the date when control ceased.

The consolidated financial statements have been prepared in accordance with the purchase method, which means that the cost of acquisition of shares in subsidiaries is eliminated against their equity at the time of acquisition. In this context, equity in subsidiaries is determined on the basis of the fair value of assets, liabilities and contingent liabilities at the date of acquisition. Thus only that part of subsidiaries' equity that has arisen after the acquisition is included in the Group's equity. A positive difference between the cost of acquisition and the fair value of the Group's share of acquired net assets is reported as goodwill. A negative difference, negative goodwill, is recognized immediately in the income statement.

Intra-group transactions and balance sheet items and unrealized profits on transactions between Group companies are eliminated in the Group financial statements.



Note 1 cont.

Minority interests

Minority interests are based on subsidiaries' accounts with application of fair value adjustments resulting from completed acquisition analysis. Minority participations in subsidiaries' income are reported in the income statement with net income divided between the Parent company's shareholders and minority interests. Minority participations in subsidiaries' equity are reported as a separate item in the Group's equity. Transactions with minority shareholders are accounted for as third-party transactions.

Associates

Associates are defined as companies which are not subsidiaries but in which the Group has a significant, but not a controlling, interest. This is usually taken to be companies where the Group's shareholding represents between 20 and 50 percent of the voting rights.

Participations in associates are accounted for in accordance with the equity method. In the consolidated balance sheet, shareholdings in associates are reported at cost, adjusted for participation in income after the date of acquisition. Dividends from associates are reported as a reduction in the carrying amount of the investment. Participations in the income of associates are reported in the consolidated income statement as part of operating income as the investments are related to business operations.

Segment reporting

The Group's business operations are split organizationally into five divisions. Three divisions are based on products sold in local markets in the respective division: EMEA, Americas and Asia Pacific. Global Technologies' and Entrance Systems' products are sold worldwide. The divisions reflect a partition of the Group's operations according to major risks and returns. The divisions form the operational structure for internal control and reporting and also constitute the Group's segments for external financial reporting. There are no secondary segments.

Foreign currency translation

Functional currency corresponds to local currency in each country where Group companies operate. Transactions in foreign currencies are translated to functional currency by application of the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses arising from the settlement of such transactions are normally reported in the income statement, as are those arising from translation of monetary balances in foreign currencies at the closing-day rate. Exceptions are transactions relating to qualifying cash flow hedges, which are reported in equity. Receivables and liabilities are valued at the closing-day rate.

In translating the accounts of foreign subsidiaries, prepared in functional currencies other than the Group's presentation currency, all balance sheet items except net income are translated at the closing-day rate and net income is translated at the average rate. The income statement is translated at the average rate for the period. Exchange-rate differences arising from the translation of foreign subsidiaries are reported in the translation reserve in equity.

The rates for currencies used in the Group, relative to the Group's presentation currency (SEK), were as follows – the weighted average for the year, and the closing-day rate.

		Average rate		Closing-day rate	
Country	Currency	2006	2007	2006	2007
Argentina	ARS	2.40	2.16	2.24	2.04
Australia	AUD	5.57	5.65	5.44	5.64
Brazil	BRL	3.38	3.46	3.22	3.59
Canada	CAD	6.52	6.29	5.92	6.54
Switzerland	CHF	5.88	5.63	5.63	5.68
Chile	CLP	0.014	0.013	0.013	0.013
China	CNY	0.93	0.89	0.88	0.88
Czech Republic	CZK	0.33	0.33	0.33	0.35
Denmark	DKK	1.24	1.24	1.21	1.26
Estonia	EEK	0.59	0.59	0.58	0.60
Eurozone	EUR	9.26	9.24	9.05	9.42
United Kingdom	GBP	13.57	13.48	13.49	12.79
Hong Kong	HKD	0.95	0.86	0.88	0.82
Hungary	HUF	0.035	0.037	0.036	0.037
Israel	ILS	1.66	1.65	1.63	1.66
Kenya	KES	0.102	0.100	0.099	0.101
South Korea	KRW	0.0077	0.0073	0.0074	0.0068
Lithuania	LTL	2.68	2.68	2.62	2.73
Mexico	MXN	0.68	0.62	0.63	0.59
Malaysia	MYR	2.01	1.96	1.95	1.94
Norway	NOK	1.15	1.15	1.09	1.18
New Zealand	NZD	4.82	4.97	4.85	4.97
Poland	PLN	2.38	2.45	2.36	2.62
Russia	RUR	0.27	0.26	0.26	0.26
Singapore	SGD	4.64	4.48	4.48	4.45
Slovenia	SIT	0.039	0.039	0.038	0.038
Slovakia	SKK	0.25	0.27	0.26	0.28
Thailand	THB	0.19	0.20	0.19	0.19
USA	USD	7.38	6.74	6.87	6.40
South Africa	ZAR	1.10	0.96	0.99	0.94

Revenue

Revenue comprises the fair value of goods sold, excluding VAT and discounts and after eliminating intra-group sales. The Group's sales revenue arises principally from sales of products. Service related to products sold makes up a very limited fraction of revenue. Revenue from sales of the Group's products is recognized when all significant risks and rewards associated with ownership are transferred to the purchaser in accordance with applicable conditions of sale, which is normally upon delivery. If the product requires installation at the customer's premises, revenue is recognized when installation is completed. Revenue from service contracts is recognized through distribution over the contract period.

Intra-group sales

Transactions between Group companies are carried out at arm's length and thus at market prices. Intra-group sales are eliminated from the consolidated income statement, and profits on such transactions have been eliminated in their entirety.

Government grants

Grants and support from governments, public authorities etc are reported when there is reasonable assurance that the company will comply with the conditions attaching to the grant and that the grant will be received. Grants related to assets are handled by reducing the carrying amount of the asset by the amount of the grant.

Research and development

Research costs are expensed as they are incurred. The costs of development work are reported in the balance sheet only to the extent that they are expected to generate future economic benefits for the Group and provided such

Note 1 cont.

benefits can be reliably measured. Development costs so reported are amortized over the expected useful life. Development costs recorded as assets but not yet in use are subject to annual impairment testing. Costs for development of existing products are expensed as they are incurred.

Borrowing costs

Borrowing costs are recognized as expenses in the period in which they are incurred.

Tax on income

The income statement includes all tax that is to be paid or received for the current year, adjustments relating to tax due for previous years, and changes in deferred tax. Tax sums have been calculated as nominal amounts in accordance with the tax regulations in each country and in accordance with tax rates that have either been decided or have been notified and can confidently be expected to be confirmed. For items reported in the income statement, associated tax effects are also reported in the income statement. The tax effects of items reported directly against equity are themselves reported against equity. Deferred tax is accounted for under the liability method. This means that deferred tax is accounted for on all temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Deferred tax receivables relating to tax losses carried forward or other future tax allowances are reported to the extent that it is probable that the allowance can be set against taxable income in future taxation. Deferred tax liabilities relating to temporary differences resulting from investments in subsidiaries are not reported in the consolidated financial statements since the Parent company can control the time at which the temporary differences are cancelled and it is not considered likely that such cancellation will occur in the foreseeable future. Deferred tax receivables and deferred tax liabilities are offset when there is a legal right to do so and when the deferred tax amounts concern the same tax authority.

Cash flow statement

The cash flow statement has been prepared according to the indirect method. The reported cash flow includes only transactions involving cash payments.

Cash and cash equivalents

'Cash and cash equivalents' covers cash and bank balances and short-term financial investments with durations of less than three months from the date of acquisition.

Goodwill and acquisition-related intangible assets

Goodwill represents the positive difference between the cost of acquisition and the fair value of the Group's share of the acquired company's net identifiable assets at the date of acquisition, and is reported at cost less accumulated impairment losses. Goodwill is allocated to Cash-Generating Units (CGU) and each year is systematically tested for impairment using a valuation model based on discounted future cash flow. Deferred tax receivables based on local tax rates are reported in terms of tax-deductible goodwill (with corresponding reduction of the goodwill value). Such deferred tax receivables are expensed as the tax deduction is utilized.

Other acquisition-related intangible assets consist chiefly of various types of intangible rights such as brands, patents and customer relationships. Identifiable acquisition-related intangible assets are initially recognized at fair value at the date of acquisition and subsequently at cost less accumulated amortization and impairment losses. Amortization is on a straight-line basis over estimated useful life. Acquisition-related intangible assets with indefinite useful life are tested for impairment every year in the same way as goodwill, as described above.

Other intangible assets

An intangible asset that is not acquisition-related is reported only if it is likely that the future economic benefits associated with the asset will flow to the Group and if the cost of the asset can be measured reliably. Such an asset is initially recognized at cost and is amortized over its estimated useful life, usually between three and five years. Its carrying amount is cost less accumulated amortization and impairment losses.

Tangible assets

Tangible assets are reported at cost less accumulated depreciation and impairment losses. Cost includes expenditure that can be directly attributed to the acquisition of the asset. Subsequent expenditure is added to the carrying amount if it is probable that economic benefits associated with it will flow to the Group and if the cost can be reliably measured. Expenditure on repairs and maintenance is expensed as it is incurred. Depreciable amount is the cost of an asset less its residual value. No depreciation is applied to land. For other assets, cost is depreciated over estimated useful life, which for the Group leads to the following depreciation periods (on average):

- office buildings, 50 years
- industrial buildings, 25 years
- machinery and other technical plant, 7–10 years
- equipment and tools, 3–6 years.

An asset's residual value and useful life are reviewed at each financial year-end and adjusted when needed. Profit or loss on the disposal of a tangible asset is recognized in the income statement as 'Other operating income' or 'Other operating expenses', based on the difference between the selling price and the carrying amount.

Leasing

The Group's leasing is chiefly operational leasing. The leasing payments are expensed at a constant rate over the period of the contract and are reported as operating costs.

Impairment

Assets with indefinite useful life are not amortized but are tested for impairment on an annual basis. For impairment testing purposes assets are grouped at the lowest organizational level where there are separate identifiable cash flows, so called Cash-Generating Units (CGU). For assets that are depreciated/amortized, impairment testing is carried out when events or circumstances indicate that the carrying amount may not be recoverable.

When impairment has been established, the value of the asset is reduced to its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell, and its value in use.



Note 1 cont.

Inventories
Inventories are valued in accordance with the 'first in, first out' principle at the lower of cost and net realizable value at year-end. Deductions are made for internal profits arising from deliveries between Group companies. Work in progress and finished goods include both direct costs incurred and a fair allocation of indirect manufacturing costs.

Accounts receivable
Accounts receivable are reported at their fair value, which corresponds to amortized cost less any provision for bad debts. A provision is recognized when it is probable that the recorded amounts will not flow to the Group. The year's change in such a provision is reported in the income statement.

Financial instruments
Financial instruments are initially recorded at fair value. Subsequent measurement of financial instruments depends on the classification at initial recognition, which in turn depends on the original purpose of acquiring the instrument. Financial instruments are divided into the following categories:

'Financial instruments at fair value through profit and loss' are financial assets held for trading, financial assets at fair value through profit and loss (classified at inception) and derivatives that are not part of a hedge relationship qualifying for hedge accounting. Gains and losses arising from changes in the fair value of financial instruments at fair value through profit and loss are included in the income statement in the period in which they arise. The category includes current financial investments and derivatives that are not part of hedge relationships qualifying for hedge accounting. See also the section below regarding hedge accounting.

'Loans and other receivables' are non-derivative financial assets, with fixed or determinable payments, which are not traded on an active market. Such a receivable usually arises when the Group provides a counterparty with cash or supplies a customer with goods or services without intention of trading the receivable. Loans and other receivables are carried at amortized cost using the effective interest method. The category covers non-current receivables, accounts receivable and other current receivables.

'Available-for-sale financial assets' includes non-derivative financial assets that are either classified as available for sale or are not classified in any of the other categories of financial assets. The Group normally holds a limited number of positions falling into this category.

'Financial liabilities at amortized cost' are financial liabilities which are neither recorded at fair value through profit and loss nor included in a hedge relationship qualifying for hedge accounting. Such financial liabilities are reported at amortized cost using the effective interest method. The category covers non-current and current loan liabilities which are not hedged items, other non-current and current liabilities, and accounts payable.

Acquisitions and disposals of financial instruments are recognized on trade-date, i.e. when the Group is committed to the purchase or sale. Transaction costs are included initially in the fair value of all financial instruments apart from those reported at fair value through profit and loss.

The fair value of a quoted financial instrument is based on the bid price on the closing day. Regarding financial instruments in a non-active market and for unlisted securities, fair value is determined by using an appropriate method of valuation, for example using available information on comparable arm's length transactions, comparison with similar instruments, and analysis of discounted cash flows.

The current and non-current distinction is applied consistently to all financial instruments. When settlement or disposal is expected to occur more than 12 months after closing day, a financial asset is reported as a non-current asset. Thus, when settlement or disposal is expected to occur within 12 months of closing day, financial assets are reported as current assets.

Financial liabilities with maturity later than 12 months after closing day are reported as non-current liabilities and those with maturity within 12 months of closing day as current liabilities.

A financial asset is derecognized when the right to receive cash flow from the asset expires or is transferred to another party because all risks and rewards associated with the asset have been transferred to that party. A financial liability is derecognized when the obligation is discharged or cancelled or when it expires.

Hedge accounting
Hedge accounting is applied only to transactions that are designated to hedge a specific risk and that qualify for hedge accounting. The Group holds a limited number of such hedge relationships.

A financial liability is a hedged item when it is included in a hedge relationship qualifying for hedge accounting, thus effectively hedged by a derivative designated as a hedging instrument. The liability (the hedged item) as well as the derivative (the hedging instrument) is recognized at fair value.

Changes in the fair value of a liability which is the hedged item of a qualifying fair value hedge are reported in the income statement in the period in which they arise. Gain or loss from revaluation of the hedging instrument of such a qualifying fair value hedge is reported in the income statement at the same time as gain or loss from the hedged item.

Gain or loss from revaluation of a hedging instrument of a cash-flow hedge qualifying for hedge accounting is reported in equity in the period in which it arises and is transferred to the income statement in the period that the hedged cash flow is recognized. Ineffective portion of the gain or loss is reported in the income statement in the period in which it arises.

Provisions
Provisions are recognized when the Group has a legal or constructive obligation resulting from past events and it is probable that an outflow of resources will be required to settle the obligation and that a reliable estimate can be made of the amount. Provisions are reported at a value representing the probable outflow of resources that will be needed to settle the obligation. The amount of a provision is discounted to present value where the effect of time value of money is material.

Employee benefits
Both defined contribution and defined benefit pension plans exist in the Group. Comprehensive defined benefit plans are found chiefly in the USA, the UK and Germany. Post-employment medical benefits also exist, mainly in the

Note 1 cont.

USA, which are reported in the same way as defined benefit pension plans. Calculations related to the Group's defined benefit plans are performed by independent actuaries and are based on a number of actuarial assumptions such as discount rate, future inflation and salary increases. Obligations are valued on the closing day at their discounted value. For funded plans, obligations are reduced by the fair value of the plan assets. Unrecognized actuarial gains and losses lying outside the so-called ten-percent corridor (i.e. exceeding the higher of 10 percent of the present value of the obligation or the fair value of plan assets) are spread over the expected average remaining working lives of the employees. Pension costs for defined benefit plans are spread over the employee's service period. The part of the interest component in the pension cost that relates to the deficit in pension plans is reported as a financial expense. The Group's payments related to defined contribution pension plans are reported as cost in the period to which they refer, based on the services performed by the employee. Swedish Group companies apply UFR 4 which means that tax on pension costs is calculated on the difference between pension cost in accordance with IAS 19 and pension cost determined in accordance with local regulations.

Share-based incentive programs

Current share-based incentive programs were issued at market value and therefore involve no personnel costs for the Group.

Dividend

The dividend is reported as a liability once the Annual General Meeting has approved the dividend.

The Parent company

The Group's Parent company, ASSA ABLOY AB, is responsible for the management of the Group and handles common Group functions. The Parent company's revenue consists of intra-group franchise and royalty revenues, and its main balance sheet items consist of shares in subsidiaries, intra-group receivables and liabilities, and external borrowing. The Parent company has prepared its annual accounts in accordance with the Swedish Annual Accounts Act (1995:1554) and standard RR 32:06 of the Swedish Financial Accounting Standards Council. RR 32:06 requires the Parent company, in its annual accounts, to apply all the International Financial Reporting Standards (IFRS) endorsed by the EU in so far as this is possible within the framework of the Annual Accounts Act and with regard to the relationship between accounting and taxation. RR 32:06 states what exceptions from, and additions to, IFRS should be made.

Revenue

The Parent company's revenue consists of intra-group franchise and royalty revenues. These are reported in the income statement as 'Other operating income' to make it clear that the Parent company has no product sales similar to those of other Group companies concerned with external business.

Dividend revenue

Dividend revenue is recognized when the right to receive payment is judged to be firm.

Research and development costs

Research and development costs are expensed as they are incurred.

Intangible assets

Intangible assets comprise patented technology and other intangible rights. Intangible assets are amortized over 5 years.

Tangible assets

Tangible assets owned by the Parent company are reported at cost less accumulated depreciation and any impairment losses in the same way as for the Group. All leasing contracts in the Parent company consist of operational leasing and are reported according to applicable rules.

Shares in subsidiaries

Shares in subsidiaries are reported at cost less impairment losses.

Financial instruments

Derivative financial instruments are recorded at fair value. Changes in the fair values of derivative financial instruments are reported in the income statement with the exception of exchange rate differences related to a monetary item that forms part of a net investment in a foreign operation which are reported in the fair value reserve.

Group contributions

The company reports Group contributions in accordance with UFR 2 (a statement from the Emerging Issues Task Force of the Swedish Financial Accounting Standards Council). Group contributions are reported according to their financial implications. This means that Group contributions that are paid with the aim of minimizing the Group's total tax charge are reported directly against equity after deduction for their actual tax effects. Group contributions comparable to dividends are reported as such, which means that received Group contributions and their actual tax effects are reported in the income statement and paid Group contributions and their actual tax effects are reported directly against equity.

82-34735



Notes 2–8

Note 2 Sales

The Group's sales revenues come chiefly from sales of products. Service related to products sold accounts for a very limited part of revenues (3-4 percent).

Sales to customers, by country

SEK M	Group 2006	Group 2007
USA	10,421	10,681
France	2,431	2,501
United Kingdom	2,107	2,179
Germany	1,610	1,649
Australia	1,310	1,583
Sweden	1,435	1,547
Spain	1,168	1,350
Netherlands	1,119	1,180
Canada	1,038	1,144
Spain	800	867
Norway	702	798
Mexico	696	679
Denmark	629	773
China	597	827
Asia (excluding China)	547	699
Middle East	431	586
Italy	455	493
Belgium	405	410
Czech Republic	369	382
South America	343	408
Switzerland	303	302
New Zealand	291	325
South Africa	279	324
Austria	251	290
Russia	180	215
Africa (excluding South Africa)	178	182
Central America (excluding Mexico)	167	174
Baltic countries	134	154
Poland	118	138
Portugal	116	127
Ireland	82	74
Romania	59	66
Greece	46	56
Turkey	58	54
Other countries	262	333
Total	31,137	33,550

Note 3 Auditors' fees

SEK M	Group 2006	Group 2007	Parent company 2006	Parent company 2007
Audit				
PricewaterhouseCoopers	19	22	3	2
Other	5	6	–	–
Assignments other than audit				
PricewaterhouseCoopers	17	12	1	2
Other	4	5	–	2
Total	45	45	4	6

Note 4 Other operating income and expenses

SEK M	Group 2006	Group 2007
Rent received	19	14
Net income from sales of fixed assets	6	52
Government grants	4	4
Business-related taxes	–32	–42
Other, net	–6	–9
Total	-9	19

Parent company

Other operating income in the Parent company consists mainly of franchise and royalty revenues from subsidiaries.

Note 5 Share of earnings in associates

SEK M	Group 2006	Group 2007
Låsgruppen Wilhelm Nielsen AS	3	3
Cerraduras de Colombia Cerracol SA	5	6
Total	8	9

Note 6 Operational leasing agreements

SEK M	Group 2006	Group 2007	Parent company 2006	Parent company 2007
Leasing fees paid during the year:	230	273	9	11

SEK M	Group 2006	Group 2007	Parent company 2006	Parent company 2007
Nominal value of agreed future leasing fees:				
Due for payment in 2008 (2007)	207	254	10	12
Due for payment in 2009 (2008)	167	199	10	12
Due for payment in 2010 (2009)	138	155	11	12
Due for payment in 2011 (2010)	100	113	11	12
Due for payment in 2012 (2011)	79	76	11	12
Due for payment in 2013 (2012) or later	153	145	11	12
Total	844	942	64	72

Note 7 Expenses by nature

In the income statement costs are broken down by function. Cost of goods sold, Selling expenses, Administrative expenses and Research & Development costs amount to SEK 28,121 M (27,839). Below, these same costs are broken down by nature:

SEK M	Group 2006	Group 2007
Remuneration of employees (Note 9)	9,374	10,066
Direct material costs	9,561	10,721
Depreciation and write-downs (Notes 8, 15, 16)	1,039	910
Restructuring costs excluding write-downs	1,333	–
Other expenses	6,532	6,424
Total	27,839	28,121

Note 8 Depreciation and amortization

SEK M	Group 2006	Group 2007	Parent company 2006	Parent company 2007
Intangible rights	61	107	31	210
Machinery	459	436	–	–
Equipment	246	239	2	2
Buildings	129	126	–	–
Land and land improvements	3	1	–	–
Total	898	909	33	212

Notes 9–12

Note 9 Employee benefits

Salaries, wages and other remuneration (of which, performance-related salary paid to managing directors)

SEK M	Group 2006	Group 2007
Sweden	598 (9)	587 (8)
Finland	314 (0)	329 (0)
Norway	275 (1)	276 (1)
Denmark	152 (1)	185 (0)
United Kingdom	558 (2)	625 (3)
Belgium	70 (0)	67 (0)
Netherlands	217 (1)	227 (2)
France	608 (1)	635 (4)
Germany	553 (4)	554 (4)
Switzerland	226 (3)	212 (1)
Italy	108 (0)	120 (1)
Spain	262 (1)	280 (2)
Czech Republic	72 (0)	90 (0)
Romania	37 (–)	48 (–)
Israel	81 (–)	87 (–)
South Africa	76 (–)	69 (–)
Canada	177 (1)	205 (1)
USA	2,511 (9)	2,666 (8)
Mexico	165 (0)	195 (1)
South America	59 (0)	69 (0)
China	103 (1)	155 (0)
Australia	266 (0)	391 (0)
New Zealand	88 (–)	80 (–)
Other	42 (2)	195 (0)
Total	7,618 (36)	8,347 (36)

SEK M	Parent company 2006	Parent company 2007
Sweden	109 (6)	96 (6)
Other	7 (–)	12 (–)
Total	116 (6)	108 (6)

Social costs (of which pensions)

SEK M	Group 2006	Group 2007
Total	1,756 (413)	1,719 (384)

SEK M	Parent company 2006	Parent company 2007
Total	64 (29)	55 (21)

Salaries and remuneration to the Executive Team

Salaries and other remuneration paid to the Executive Team totaled SEK 63 M (52). Social costs totaled SEK 26 M (23), of which SEK 13 M (12) are pension costs. The Executive Team consists of 10 (9) people, all men. Detailed information about salaries and remuneration to the Executive Team appears in the Corporate Governance report (pages 49–50).

Salaries and remuneration to the Board of Directors and the Parent company's Executive Team

Salaries and other remuneration paid to the Board of Directors and the Parent company's Executive Team totaled SEK 34 M (29). Social costs for the Board of Directors and the Parent company's Executive Team amounted to SEK 19 M (18), of which SEK 8 M (9) are pension costs. The Board (excluding employee representatives) and the Parent company's Executive Team consist of 11 (11) people, of whom 1 (1) is a woman.

Severance pay agreement

For the CEO, a period of 24 months' notice has been agreed if the company terminates the contract. No severance payment agreement applies.

Absence for illness, %	Parent company 2006	Parent company 2007
Total absence for illness	2.5	2.4
– long-term	–	*
– men	2.9	2.7
– women	1.9	1.8
– aged 29 or younger	0.7	0.9
– aged 30-49	2.9	1.5
– aged 50 or older	1.7	*

* Information not displayed since it could be linked to specific individuals.

Note 10 Exchange-rate differences in the income statement

SEK M	Group 2006	Group 2007	Parent company 2006	Parent company 2007
Exchange-rate differences reported in the income statement	–9	–20	–	–2
Exchange-rate differences reported in financial expenses (Note 12)	–4	–24	–24	77
Total	–13	–44	–24	75

Note 11 Financial income

SEK M	Group 2006	Group 2007	Parent company 2006	Parent company 2007
Earnings from participations in subsidiaries (A)	–	–	533	1,489
Intra-group interest income	–	–	725	803
External interest income and similar items	30	27	2	2
Total	30	27	1,260	2,294

(A) Earnings from participations in subsidiaries

SEK M	Parent company 2006	Parent company 2007
Dividends from subsidiaries	1,695	1,489
Impairment of shares in subsidiaries	–1,078	–
Earnings from sales of shares in subsidiaries	–84	0
Total	533	1,489

Impairment of shares in subsidiaries of SEK 1,078 M in 2006 was mainly due to dividends received from subsidiaries.

Note 12 Financial expenses

SEK M	Group 2006	Group 2007	Parent company 2006	Parent company 2007
Intra-group interest expenses	–	–	–400	–484
Interest expenses, convertible debenture loans	–61	–76	–61	–76
Interest expenses, other liabilities	–574	–625	–158	–88
Interest expenses, interest rate swaps	–	3	–	–
Interest expenses, foreign exchange forwards	–34	–53	1	1
Exchange-rate differences on financial instruments	–4	–12	–24	77
Fair value adjustments on derivatives, hedge accounting	23	18	–	–
Fair value adjustments on derivatives, non-hedge accounting	–15	–28	37	–30
Fair value adjustments on borrowings, hedge accounting	–23	–18	–	–
Fair value adjustments on loan receivables	–	–75	–	–75
Other financial expenses	–13	–10	–23	–28
Total	–701	–876	–628	–703



Note 13 Tax on income

SEK M	Group 2006	Group 2007	Parent company 2006	Parent company 2007
Current tax paid	-887	-1,090	-153	-209
Tax attributable to prior years	5	-14	–	12
Deferred tax	12	-136	–	–
Total	**-870**	**-1,240**	**-153**	**-197**

Explanation for the difference between nominal Swedish tax rate and effective tax rate based on income before tax:

Percent	Group 2006	Group 2007	Parent company 2006	Parent company 2007
Swedish rate of tax on income	28	28	28	28
Effect of foreign tax rates	5	3	–	–
Non-taxable income/ non-deductible expenses, net	-2	-3	-13	-20
Deductible goodwill	2	-1	–	–
Tax losses utilized	-1	-1	–	–
Other	1	1	–	–
Effective tax rate in income statement	**33**	**27**	**15**	**8**

Note 14 Earnings per share

Earnings per share before dilution

	Group 2006	Group 2007
Earnings assigned to the Parent company's shareholders	1,746	3,358
Weighted average number of shares issued (thousands)	365,918	365,918
Earnings per share before dilution (SEK per share)	**4.77**	**9.18**

Earnings per share after dilution

	Group 2006	Group 2007
Earnings assigned to the Parent company's shareholders	1,746	3,358
Interest expenses for convertible debenture loans, after tax	44	55
Net profit for calculating earnings per share after dilution	1,790	3,413
Weighted average number of shares issued (thousands)	365,918	365,918
Assumed conversion of convertible debentures (thousands)	13,296	12,615
Weighted average number of shares for calculation (thousands)	379,214	378,533
Earnings per share after dilution (SEK per share)	**4.72**	**9.02**

Note 15 Intangible assets

2007 SEK M	Group Goodwill	Group Intangible rights	Group Total	Parent company Intangible rights
Opening accumulated acquisition value	**16,683**	**1,474**	**18,157**	**443**
Purchases	–	103	103	495
Acquisitions of subsidiaries	1,029	341	1,370	–
Adjustments for acquisitions in the previous year	-22	–	-22	–
Sales/disposals	–	-2	-2	–
Reclassifications	–	–	–	–
Translation differences	-419	-50	-469	–
Closing accumulated acquisition value	**17,271**	**1,866**	**19,137**	**938**
Opening accumulated amortization/impairment	–	**-332**	**-332**	**-36**
Sales/disposals	–	2	2	–
Reclassifications	–	–	–	–
Impairment	–	–	–	–
Depreciation for the year	–	-107	-107	-210
Translation differences	–	8	8	–
Closing accumulated amortization/impairment	–	**-429**	**-429**	**-246**
Carrying amount	**17,271**	**1,437**	**18,708**	**692**

2006 SEK M	Group Goodwill	Group Intangible rights	Group Total	Parent company Intangible rights
Opening accumulated acquisition value	**15,716**	**666**	**16,382**	**41**
Purchases	–	84	84	402
Acquisitions of subsidiaries	2,263	828	3,091	–
Sales/disposals	-9	-9	-18	–
Reclassifications	–	–	–	–
Translation differences	-1,287	-95	-1,382	–
Closing accumulated acquisition value	**16,683**	**1,474**	**18,157**	**443**
Opening accumulated amortization/impairment	–	**-305**	**-305**	**-5**
Sales/disposals	–	4	4	–
Reclassifications	–	–	–	–
Impairment	–	–	–	–
Amortization for the year	–	-61	-61	-31
Translation differences	–	30	30	–
Closing accumulated amortization/impairment	–	**-332**	**-332**	**-36**
Carrying amount	**16,683**	**1,142**	**17,825**	**407**

Note 15 cont.

Intangible rights consist mainly of licenses and brands. The carrying value of intangible rights with indefinite life amounts to SEK 763 M (587).

Useful life is taken as indefinite where the time period during which it is judged that an asset will contribute economic benefits cannot be defined.

Amortization and impairment of intangible rights have mainly been reported as costs of goods sold in the income statement.

Impairment testing of goodwill and intangible rights with indefinite useful life

Goodwill and intangible rights with indefinite useful life are assigned to the Group's Cash Generating Units (CGU). The restructuring currently in process in the Group is leading to significantly greater harmonization of product development, purchasing, manufacturing and selling between the business units. As one effect of this, the Group's five divisions constitute Cash Generating Units from 2007.

For each Cash-Generating Unit, the Group assesses each year whether any write-down of goodwill is needed, in accordance with the accounting principles described in Note 1. Recoverable amounts for Cash Generating Units have been established by calculation of value in use. These calculations are based on estimated future cash flows, which in turn are based on financial budgets approved by the management and covering a three-year period. Cash flows beyond three years are extrapolated using estimated growth rates according to the principles below.

Main assumptions used to calculate values in use:

- Budgeted operating margin.
- Growth rate for extrapolating cash flows beyond the budgeted three-year period.
- Discount rate after tax used for estimated future cash flows.

The management has established the budgeted operating margin on a basis of previous results and its expectations about future market development. For extrapolating cash flows beyond the three-year period, a growth rate of 3 percent is used for all Cash Generating Units. This growth rate is thought to be a conservative estimate. In addition, an average discount rate in local currency after tax is used for the Group.

2007

Overall, the discount rate employed varied between 9.0 and 10.0 percent (EMEA 9.0 percent, Americas 9.0 percent, Asia Pacific 10.0 percent, Global Technologies 10.0 percent and Entrance Systems 9.0 percent).

Goodwill and intangible rights with indefinite useful life were assigned to the Group's Cash Generating Units as summarized in the following table:

SEK M	EMEA	Americas	Asia Pacific	Global Technologies	Entrance Systems	Total
Goodwill	4,926	4,928	1,211	3,639	2,566	17,270
Intangible rights with indefinite useful life	73	161	219	310	–	763
Total	**4,999**	**5,089**	**1,430**	**3,949**	**2,566**	**18,033**

2006

Overall, the discount rate employed varied between 7.0 and 9.0 percent (HID Group 9.0 percent, Architectural Hardware 7.5 percent and Entrance Systems 7.0 percent). Goodwill and intangible rights with indefinite useful life were assigned to the Group's Cash Generating Units as summarized in the following table:

SEK M	HID Group	Architectural Hardware Group	ASSA ABLOY Entrance Systems	Other	Total
Goodwill	2,977	3,012	2,741	7,953	16,683
Intangible rights with indefinite useful life	333	–	19	235	587
Total	**3,310**	**3,012**	**2,760**	**8,188**	**17,270**

Sensitivity analysis

A sensitivity analysis has been carried out for each Cash-Generating Unit. The results of the analyses can be summarized as follows.

2007

If the estimated operating margin after the end of the budget period had been 10 percent lower than the management's figure, total recoverable amount would be 9 percent lower (EMEA 9.0 percent, Americas 10.0 percent, Asia Pacific 9.0 percent, Global Technologies 9.0 percent and Entrance Systems 10.0 percent).

If the estimated growth rate to extrapolate cash flows beyond the budget period had been 10 percent lower than the starting assumption of 3 percent, total recoverable amount would be 4 percent lower (EMEA 4.0 percent, Americas 4.0 percent, Asia Pacific 4.0 percent, Global Technologies 4.0 percent and Entrance Systems 4.0 percent).

If the estimated weighted capital expenditure used for the Group's discounted cash flow had been 10 percent higher than the starting assumption of 9.0 to 10.0 percent, total recoverable amount would be 13 percent lower (EMEA 13.0 percent,



Americas 13.0 percent, Asia Pacific 13.0 percent, Global Technologies 13.0 percent and Entrance Systems 13.0 percent).

These calculations are hypothetical and should not be viewed as an indication that these figures are any more or less likely to be changed. The sensitivity analysis should therefore be treated with caution.

None of the hypothetical cases above would lead to an impairment of goodwill in a particular Cash-Generating Unit.

2006

If the estimated operating margin after the end of the budget period had been 10 percent lower than the management's figure, total recoverable amount, and likewise the recoverable amount for HID Group, Architectural Hardware Group and Entrance Systems, would be 9 percent lower.

If the estimated growth rate to extrapolate cash flows beyond the budget period had been 10 percent lower than the starting assumption of 3 percent, total recoverable amount, and likewise the recoverable amount for HID Group, Architectural Hardware Group and Entrance Systems, would be 6 percent lower.

If the estimated weighted capital expenditure used for the Group's discounted cash flow had been 10 percent higher than the starting assumption of 7.0 to 9.0 percent, total recoverable amount, and likewise the recoverable amount for HID Group, Architectural Hardware Group and Entrance Systems, would be 14 percent lower.

These calculations are hypothetical and should not be viewed as an indication that these figures are any more or less likely to be changed. The sensitivity analysis should therefore be treated with caution.

Note 16

None of the hypothetical cases above would lead to an impairment of goodwill in a particular Cash-Generating Unit.

Note 16 Tangible assets

	Group					Parent company
2007 SEK M	**Buildings**	**Land and land improvements**	**Machinery**	**Equipment**	**Total**	**Equipment**
Opening accumulated acquisition value	2,982	700	5,575	1,764	11,021	17
Purchases	166	5	310	214	695	3
Acquisitions of subsidiaries	83	72	73	35	263	–
Sales/disposals	–165	–28	–120	–122	–435	–4
Reclassifications	48	–19	58	66	153	–
Translation differences	19	6	63	9	97	–
Closing accumulated acquisition value	3,133	736	5,959	1,966	11,794	16
Opening accumulated depreciation/ impairment	–1,282	–24	–3,789	–1,189	–6,284	–10
Sales/disposals	71	–	100	103	274	2
Reclassifications	–	–	18	–18	0	–
Impairment	–	–	–	–1	–1	–
Depreciation for the year	–126	–1	–436	–239	–802	–2
Translation differences	–15	0	–18	–10	–43	–
Closing accumulated depreciation/impairment	–1,352	–25	–4,125	–1,354	–6,857	–10
Construction in progress					408	
Book value	1,781	711	1,834	612	5,345	6

The tax value of the Group's Swedish buildings was SEK 87 M (82).
The tax value of the Group's Swedish land was SEK 14 M (12).

	Group					Parent company
2006 SEK M	**Buildings**	**Land and land improvements**	**Machinery**	**Equipment**	**Total**	**Equipment**
Opening accumulated acquisition value	3,150	761	5,745	1,688	11,344	19
Purchases	74	2	316	213	605	2
Acquisitions of subsidiaries	24	–	51	45	120	–
Sales/disposals	–85	–14	–157	–110	–366	–4
Reclassifications	23	–	50	44	117	–
Translation differences	–204	–49	–430	–116	–799	–
Closing accumulated acquisition value	2,982	700	5,575	1,764	11,021	17
Opening accumulated depreciation/ impairment	–1,212	–24	–3,676	–1,084	–5,996	–9
Sales/disposals	13	–	134	91	238	1
Impairment	–34	–	–70	–37	–141	–
Depreciation for the year	–129	–3	–460	–246	–838	–2
Translation differences	80	3	283	87	453	–
Closing accumulated depreciation /impairment	–1,282	–24	–3,789	–1,189	–6,284	–10
Construction in progress					383	
Book value	1,700	676	1,786	575	5,120	7

Notes 17–18

Note 17 Shares in subsidiaries

Company name	Corporate identity number, Registered office	Parent company: Number of shares	% of share capital	Book value, SEK M
ASSA Sverige AB	556061-8455 Eskilstuna	70	100	14
Timelox AB	556214-7735 Landskrona	15,000	100	22
ASSA ABLOY Entrance Systems AB	556204-8511 Landskrona	1,000	100	31
ASSA ABLOY Kredit AB	556047-9148 Stockholm	400	100	529
ASSA ABLOY Identification Technology Group AB	556645-4087 Stockholm	1,000	100	220
ASSA ABLOY Svensk Fastighets AB	556645-0275 Stockholm	1,000	100	0
ASSA ABLOY Asia Holding AB	556602-4500 Stockholm	1,000	100	189
ASSA ABLOY IP AB	556608-2979 Stockholm	1,000	100	0
ASSA ABLOY OY	1094741-7 Joensuu	800,000	100	631
ASSA ABLOY Norge a.s.	979207476 Moss	150,000	100	538
ASSA ABLOY Danmark A/S	CVR 10050316 Herlev	60,500	100	376
ASSA ABLOY Deutschland GmbH	HR B 66227 Berlin	2	100	1,064
ASSA ABLOY Nederland BV	23028070 Dordrecht	3,515	100	88
Nemef BV	08023138 Apeldoorn	4,000	100	928
Integrated Engineering B.V.	33216643, Amsterdam	500	100	78
ASSA ABLOY France SAS	412140907 R.C.S. Versailles	12,499,999	100	1,582
Interlock Holding AG	CH-020.3.913.588-8 Zürich	10,736	98	0
ASSA ABLOY Identification Technologies Switzerland S.A.	CH-232-0730018-2 Granges	2,500	100	47
ASSA ABLOY Holding GmbH	FN 273601f, A-6175 Kematen	1	100	15
ASSA ABLOY Ltd	2096505 Willenhall	1,330,000	100	1,705
ITG (UK) Ltd	5099094 Haverhill	1	100	1
Aontec Teoranta	364896, Galway	501,000	100	333
Mul-T-Lock Ltd	520036583 Yavne	13,787,856	90	901
ASSA ABLOY Holdings (SA) Ltd	1948/030356/06 Johannesburg	100,220	100	184
ASSA ABLOY Inc	39347-83 Salem, Oregon	100	100	2,259
Fleming Door Products, Ltd	147 126 Ontario	25,846,590	100	0
ABLOY Holdings Ltd	1148165260 St Laurent	1	100	13
AAC Acquisition Inc.	002098175 Ontario	1	100	78
ASSA ABLOY Australia Pacific Pty Ltd	ACN 095354582 Oakleigh, Victoria	48,190,000	100	242
ASSA ABLOY South Asia Pte Ltd	199804395K Singapore	3,400,000	100	43
Grupo Industrial Phillips, S.A de C.V.	GIP980312169 Mexico	27,036,635	100	765
ASSA ABLOY Innovation AB	556192-3201 Stockholm	2,500	100	1
ASSA ABLOY Hospitality AB	556180-7156 Göteborg	1,000	100	14
WHAIG Limited	EC21330 Bermuda	100,100	100	303
ASSA ABLOY Asia Pacific Ltd	53451 Hong Kong	1,000,000	100	72
Total				13,266

Note 18 Shares in associates

2007 Company name	Country of registration	Group: Number of shares	% of share capital	Book value SEK M
Talleres Agui S.A	Spain	4,800	40	14
Låsgruppen Wilhelm Nielsen AS	Norway	305	50	12
Papan Security Industries Co. Ltd.	China	123,323	3	5
Cerraduras de Colombia Cerracol S.A	Colombia	182,682	29	2
Renato Fattorini SRL	Italy	–	25	5
Other		–	–	1
Total				39

2006 Company name	Country of registration	Group: Number of shares	% of share capital	Book value SEK M
Talleres Agui S.A.	Spain	4,800	40	17
Låsgruppen Wilhelm Nielsen AS	Norway	305	50	12
Cerraduras de Colombia Cerracol S.A	Colombia	182,682	29	2
Renato Fattorini SRL	Italy	–	25	2
Other		–	–	0
Total				33

Note 19 Deferred tax on income

SEK M	Group 2006	Group 2007
Deferred tax receivables		
Tax-deductible goodwill	533	439
Pensions	250	187
Other deferred tax receivables	306	255
Deferred tax receivables	1,089	881
Deferred tax liabilities	106	119
Deferred tax receivables, net	983	762

Change in deferred tax during the year	Group 2006	Group 2007
At 1 January	1,196	983
Acquisitions of subsidiaries	-174	-84
Reported in income statement	12	-136
Exchange-rate differences	-51	-1
At 31 December	983	762

The group has additional tax losses carried forward of some SEK 900 M (700) for which deferred tax receivables have not been recognized.

Note 20 Other long-term financial assets

SEK M	Group 2006	Group 2007	Parent company 2006	Parent company 2007
Other shares and participations	18	37	14	29
Interest-bearing long-term receivables	128	105	42	72
Other long-term receivables	95	28	118	–
Total	241	170	174	101

Other shares and participations are valued at acquisition value. Interest-bearing long-term receivables and other long-term receivables are valued at accrued acquisition value.

Note 21 Inventories

SEK M	Group 2006	Group 2007
Materials and supplies	1,171	1,157
Work in progress	1,207	1,361
Finished goods	1,575	1,782
Paid in advance	73	99
Total	4,026	4,399

Direct material costs during the year amounted to SEK 10,721 M (9,561), of which SEK 103M (185) represented write-downs of inventory.

Note 22 Accounts receivable

SEK M	Group 2006	Group 2007
Accounts receivable	5,359	5,831
Provision for bad debts	-278	-294
Total	5,081	5,537

There is a limited concentration of credit risks associated with accounts receivable because the Group has a large number of customers with a wide international spread. The fair value of receivables equals their carrying value.

Maturity analysis	
Accounts receivable not due	3,866
Accounts receivable past due not impaired	
< 3 months	1,292
3–12 months	156
> 12 months	17
	1,465
Impaired accounts receivable	
< 3 months	216
3–12 months	144
> 12 months	140
	500
Provision for bad debts	-294
Total	5,537

Carrying amount per currency	
EUR	1,947
USD	1,621
GBP	362
AUD	269
SEK	202
Other currencies	1,136
Total	5,537

Current year's change in provision for bad debts	
Opening balance	278
Acquisitions (+) / disposals (–)	8
Receivables written off	-71
Reversal of unused amounts	-23
Provision for bad debts	89
Translation differences	13
Closing balance	294

Note 23 Derivative financial instruments

SEK M	Group 2006	Group 2007
Derivative, positive value (assets)		
Interest rate swaps – fair value hedging	–	26
Interest rate swaps – held for trading	2	–
Currency basket options	10	6
Currency contracts – held for trading	28	62
	40	94
Derivative, negative value (liabilities)		
Interest rate swaps – fair value hedging	-18	–
Interest rate swaps – held for trading	–	-5
Currency contracts – held for trading	-24	-21
	-42	-26
Derivative financial instruments, net (liability)	-2	68

Notes 24–25

Note 24 Cash and cash equivalents

SEK M	Group 2006	Group 2007	Parent company 2006	Parent company 2007
Cash and bank balances	1,115	1,212	1	0
Short-term investments (duration <3 months)	39	126	–	–
Total	1,154	1,338	1	0

Short-term investments shown in the consolidated balance sheet amounted to SEK 126 M (40) at year-end, of which SEK 0 M (1) were either non-realizable receivables with a term to maturity of over three months or investments in securities. These items are not classified as cash and cash equivalents and are not included in the table above.

The Parent company's and cash equivalents are held in a sub-account to the Group cash pool and from 2007 are classified as short-term balances with subsidiaries. Comparatives have been adjusted accordingly.

Note 25 Borrowings

SEK M	Group 2006	Group 2007	Parent company 2006	Parent company 2007
Long-term loans (A)	6,010	5,805	1,500	1,500
Convertible debenture loans long-term part (A,B)	1,252	2,245	1,252	2,245
Long-term loans, total (A)	*7,262*	*8,050*	*2,752*	*3,745*
Short-term loans (C)	6,281	5,258	536	622
Short-term loans, total	*6,281*	*5,258*	*536*	*622*
Total	13,543	13,308	3,288	4,367

Also see the section 'Financial risk management' on pages 63-66.

(A) Long-term loans

The Parent company's long-term loans mature within five years. The maturities for the Group's long-term loans, including the long-term part of convertible debenture loans, are:

SEK M	Group 2006	Group 2007
Between two and five years	3,276	4,850
Over five years	3,986	3,200
Carrying amount	7,262	8,050
Fair value of long-term loans	7,174	8,238
Securities pledged against long-term loans:		
Real estate mortgages	47	40
Total	47	40

(B) Convertible debenture loans

SEK M	Group 2006	Group 2007
Incentive 2004	905	942
Incentive 2006	347	362
Incentive 2007	–	942
Carrying amount	1,252	2,245
Fair value of convertible debenture loans	1,251	2,245

Incentive 2004 has a variable interest rate equivalent to 0.9* EURIBOR + 47 basis points. Any conversion of Incentive 2004 will take place in a 90-day period between March and June 2009. Full conversion at a conversion rate of EUR 10.20 for Bond 1, of EUR 12.20 for Bond 2, of EUR 14.30 for Bond 3 and of EUR 16.30 for Bond 4 will add 7,782,155 shares. The dilution effects with full conversion will amount to 2.1 percent of share capital and 1.4 percent of the total number of votes.

Incentive 2006 has a variable interest rate equivalent to 0.9* EURIBOR + 45 basis points. Any conversion of Incentive 2006 will take place in a 180-day period between December 2010 and June 2011. Full conversion at a conversion rate of EUR 14.60 for Bond 1, of EUR 15.90 for Bond 2, of EUR 17.30 for Bond 3 and of EUR 18.60 for Bond 4 will add 2,332,350 shares. The dilution effects with full conversion will amount to 0.6 percent of share capital and 0.4 percent of the total number of votes.

Incentive 2007 has a variable interest rate equivalent to 0.9* EURIBOR + 35 basis points. Any conversion of Incentive 2007 will take place in a 30-day period in May and June 2012. Full conversion at a conversion rate of EUR 18.00 for Bond 1, of EUR 20.50 for Bond 2, of EUR 23.00 for Bond 3 and of EUR 25.40 for Bond 4 will add 4,679,610 shares. The dilution effects with full conversion will amount to 1.2 percent of share capital and 0.8 percent of the total number of votes.

Incentive 2007 has been issued at the nominal amount of the convertible bond. The valuation has been performed by an external party and based on customary methods, by the use of Black & Scholes, taking into account conditions specific for the program.

Full conversion of the three programs will add a total of 14,794,115 shares and result in dilution effects amounting to 3.9 percent of share capital and 2.6 percent of the total number of votes. Incentive 2004 has a value of EUR 100 M, Incentive 2006 has a value of EUR 38 M and Incentive 2007 has a value of EUR 100 M.

(C) Short-term loans

SEK M	Group 2006	Group 2007
Corporate credit line	482	243
Other short-term loans	5,799	5,015
Carrying amount	6,281	5,258
Fair value of short-term loans	6,280	5,258

Overdrafts granted to the Group totaled SEK 1,682 M (1,226), of which SEK 243M (482) was utilized.



Note 26 Parent company's equity

The Parent company's equity is split between restricted and unrestricted equity. Restricted equity consists of share capital, the statutory reserve and the fair value reserve. Restricted funds must not be reduced by issue of dividends. Unrestricted equity consists of retained earnings and the year's net income.

The statutory reserve contains premiums (amounts received from share issues that exceed the nominal value of the shares) relating to shares issued up to 2005.

Note 27 Share capital, number of shares and dividend per share

	Number of shares (thousands)			
	Series A	Series B	Total	Share capital SEK T
Opening balance at 1 January 2006	19,175	346,743	365,918	365,918
Closing balance at 31 December 2006	**19,175**	**346,743**	**365,918**	**365,918**
Number of votes, thousands	191,753	346,743	538,496	
Opening balance at 1 January 2007	19,175	346,743	365,918	365,918
Closing balance at 31 December 2007	**19,175**	**346,743**	**365,918**	**365,918**
Number of votes, thousands	191,753	346,743	538,496	

All shares have a par value of SEK 1.00 and provide the holders with equal rights to the Company's assets and earnings. All shares are entitled to dividends subsequently issued. Each Series A share carries ten votes and each Series B share one vote. All issued shares are fully paid-up.

The average number of shares during the year, to the nearest thousand, was 365,918 thousand (365,918). The average number of shares after full conversion of outstanding convertible bonds, similarly rounded, was 378,533 thousand (379,214).

Dividend per share

The dividend paid out during the financial year amounted to a total sum of SEK 1,189 M (1,189), corresponding to SEK 3.25 (3.25) per share. At the Annual General Meeting on 24 April 2008, a dividend of SEK 3.60 per share for the year 2007 – a total sum of SEK 1,317 M – will be proposed.

Note 28 Reserves

Group (SEK M)	Translation reserve	Hedging reserve	Total
Opening balance at 1 January 2006	1,060	1	1,061
Translation differences	–1,313	–	–1,313
Financial instruments, fair value	–	–1	–1
Closing balance at 31 December 2006	**–253**	**0**	**–253**
Opening balance at 1 January 2007	–253	0	–253
Translation differences	–287	–	–287
Financial instruments, fair value	–	0	0
Closing balance at 31 December 2007	**–540**	**0**	**–540**

The translation reserve consists of all currency translation differences that arise in the translation of financial reports from foreign operations prepared in a currency other than Swedish kronor, the currency used to present the Group's financial reports. If a foreign operation is sold, translation differences are transferred to the income statement.

Note 29 Post-employment employee benefits

Post-employment employee benefits include pensions and medical benefits. Pension plans are classified as either defined benefit plans or defined contribution plans. Pension obligations reported in the balance sheet are mainly due to defined benefit pension plans. ASSA ABLOY has defined benefit plans in a number of countries, those in the USA and the UK being the most significant ones. There are also obligations related to post-retirement medical benefits in the USA.

Amounts recognized in the income statement

Pension costs (SEK M)	2006	2007
Defined benefit pension charges (A)	84	29
Defined contribution pension charges	299	326
Post-employment medical benefit charges (A)	30	29
Total	**413**	**384**

Amounts recognized in the balance sheet

Pension provisions (SEK M)	2006	2007
Provisions for defined benefit pension plans (B)	808	701
Provisions for post-employment medical benefits (B)	406	383
Provisions for defined contribution pension plans	83	72
Pension provisions	**1,297**	**1,156**
Financial assets	**–21**	**–20**
Pension provisions, net	**1,276**	**1,136**

Note 29 cont.

A) Specification of amounts recognized in the income statement

	Post-employment medical benefits		Defined benefit pension plans		Total	
Pension cost (SEK M)	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**
Current service cost	7	7	73	58	80	65
Interest on obligation	23	22	204	206	227	228
Expected return on plan assets	–	–	–202	–214	–202	–214
Net actuarial losses (gains)	–	–	1	0	1	0
Past service cost	–	–	2	0	2	0
Losses (gains) on curtailments/settlements	–	–	6	–21	6	–21
Total	30	29	84	29	114	58
of which, included in						
Operating income	7	7	82	58	89	65
Net financial items	23	22	2	–29	25	–7
Total	30	29	84	29	114	58

Actuarial gains/losses resulting from changes in the actuarial assumptions for defined benefit pension plans are recognized to the extent that their accumulated amount exceeds the 'corridor', i.e. 10 percent of the higher of the obligation's present value or the fair value of plan assets. The surplus/deficit outside the 10 percent corridor is recognized as income/expense over the expected average remaining service period, starting in the year after the actuarial gain or loss arose. Amortization of actuarial gains/losses that arose in 2007 will start in 2008.

The actual return on plan assets regarding defined benefit plans was SEK 239 M (267) in 2007.

There are no defined benefit plans with surpluses within the Group. Partly funded or unfunded pension plans are reported as provisions for pensions.

B) Specification of amounts recognized in the balance sheet

	Post-employment medical benefits		Defined benefit pension plans		Total	
Specification of pension provisions (SEK M)	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**
Present value of funded obligations (C)	–	–	3,823	3,733	3,823	3,733
Fair value of plan assets (D)	–	–	–3,133	–3,177	–3,133	–3,177
Net value of funded plans	–	–	690	556	690	556
Present value of unfunded obligations (C)	406	391	258	260	664	651
Unrecognized actuarial gains (losses), net	2	–4	–140	–114	–138	–118
Unrecognized past service cost	–2	–4	–	–1	–2	–5
Total	406	383	808	701	1,214	1,084

C) Movement in pension obligations

	Post-employment medical benefits		Defined benefit pension plans		Total	
SEK M	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**
Opening obligation	475	406	4,417	4,081	4,892	4,487
Current service cost	7	7	73	58	80	65
Interest on obligation	23	22	204	206	227	228
Actuarial losses (gains)	–16	6	–120	13	–136	19
Curtailments / settlements	–	2	–68	–40	–68	–38
Payments	–25	–28	–144	–175	–169	–203
Translation differences	–58	–24	–281	–150	–339	–174
Closing obligation	406	391	4,081	3,993	4,487	4,384

D) Movement in fair value of plan assets

	Defined benefit pension plans	
SEK M	**2006**	**2007**
Opening fair value of plan assets	3,009	3,133
Expected return on plan assets	202	214
Actuarial gains (losses)	65	25
Curtailments / settlements	–72	–
Net payments	186	–16
Translation differences	–257	–179
Closing fair value of plan assets (E)	3,133	3,177



Note 29 cont.

E) Plan asset allocation

Plan assets	2006	2007
Shares	2,355	2,356
Debt instruments	620	633
Other assets	158	188
	3,133	3,177

Key actuarial assumptions (yearly, weighted average)	2006	2007
Discount rate	5.2%	5.6%
Expected return on plan assets[1]	7.2%	7.1%
Future salary increases	2.1%	2.4%
Future pension increases	2.7%	2.7%
Future medical benefit increases	12.0%	11.0%
Expected inflation	2.8%	2.9%

As at 31 December	2004	2005	2006	2007
Present value of obligation (+)	3,960	4,892	4,487	4,384
Fair value of plan assets (-)	-2,243	-3,009	-3,133	-3,177
Obligation, net	**1,717**	**1,883**	**1,354**	**1,207**

[1] The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Plan assets chiefly consist of equity instruments and the expected return reflects long-term rates of return on the market.

Pensions with Alecta

Commitments for old-age pensions and family pensions for salaried employees in Sweden are guaranteed in part through insurance with Alecta. According to UFR 3 this is a defined benefit plan that covers many employers. For the 2007 financial year the company has not had access to information making it possible to report this plan as a defined benefit plan. Pension plans in accordance with ITP that are guaranteed through insurance with Alecta are therefore reported as defined contribution plans. The year's contributions that are contracted to Alecta amount to SEK 9 M (11), of which SEK 4 M (4) relates to the Parent company. Alecta's surplus may be distributed to the policy-holders and/or the persons insured. At the end of 2007 Alecta's surplus expressed as collective consolidation level amounted to 152.0 (143.1) percent. Collective consolidation level consists of the market value of Alecta's assets as a percentage of its insurance commitments calculated according to Alecta's actuarial calculation assumptions, which do not comply with IAS 19.

Notes 30–35

Note 30 Other provisions

SEK M	Group: Restructuring reserve	Other	Total
Opening balance at 1 January 2006	344	88	432
Reclassifications	-	91	91
Provisions for the year	1,265	27	1,292
Acquisitions of subsidiaries	-	6	6
Utilized during the year	-342	-22	-364
Translation differences	-10	-4	-14
Closing balance at 31 Dec 2006	**1,257**	**186**	**1,443**
Opening balance at 1 January 2007	1,257	186	1,443
Reclassifications	-3	164	161
Reversal of unused amounts	-74	–	-74
Provisions for the year	54	17	71
Acquisitions of subsidiaries	-	293	293
Utilized during the year	-424	-94	-518
Translation differences	18	-54	-36
Closing balance at 31 Dec 2007	**828**	**512**	**1,340**

Balance-sheet breakdown:	Group 2006	Group 2007
Other long-term provisions	751	774
Other short-term provisions	692	566
Total	**1,443**	**1,340**

The restructuring reserve is concerned chiefly with the ongoing three-year restructuring program initiated in 2006. The closing balance of the provision is expected to be utilized during the coming two-year period and is mainly related to severance payments. The long-term part of the restructuring provision totaled SEK 433 M. Detailed information about the restructuring program appears in the Report of the Board of Directors. 'Other provisions' relate to estimates of deferred considerations related to acquisitions and legal obligations including future environment-related requirements.

Parent company

'Other provisions' in the Parent company relate to estimates of deferred considerations related to acquisitions.

Note 31 Other short-term liabilities

SEK M	Group 2006	Group 2007
VAT and excise duty	204	217
Employee withholding tax	69	74
Advances received	54	66
Social security contributions and other taxes	30	26
Other short-term liabilities	324	241
Total	**681**	**624**

Note 32 Accrued expenses and prepaid income

SEK M	Group 2006	Group 2007	Parent company 2006	Parent company 2007
Personnel-related expenses	1,072	1,346	71	51
Customer-related expenses	349	438	–	-
Prepaid income	95	121	–	–
Accrued interest expenses	67	87	24	39
Other	748	625	20	14
Total	**2,331**	**2,617**	**115**	**104**

Note 33 Contingent liabilities

SEK M	Group 2006	Group 2007	Parent company 2006	Parent company 2007
Guarantees	77	79	135	145
Guarantees on behalf of subsidiaries	837	1,126	9,776	9,785
Other	15	17	–	-
Total	**929**	**1,222**	**9,911**	**9,930**

The group has contingent liabilities in the form of bank guarantees and other guarantees that arose in the normal course of business. No significant liabilities are expected to occur through these contingent liabilities.

Note 34 Net debt

SEK M	Group 2006	Group 2007
Long-term interest-bearing receivables	-127	-105
Short-term interest-bearing investments incl. derivatives	-80	-220
Cash and bank balances	-1,115	-1,212
Pension obligations	1,297	1,156
Long-term interest-bearing liabilities	7,262	8,050
Short-term interest-bearing liabilities incl. derivatives	6,323	5,284
Total	**13,560**	**12,953**

Note 35 Acquisitions

2007 (SEK M)	Total
Cash paid, including direct acquisition costs	1,424
Unpaid parts of purchase prices	251
Total purchase price	**1,675**
Fair value of acquired net assets	-646
Goodwill	**1,029**
Acquired assets and liabilities in accordance with purchase price allocations	
Intangible assets	341
Tangible assets	273
Inventories	253
Receivables	271
Cash and cash equivalents	100
Interest-bearing liabilities	-104
Other liabilities	-345
Minority interests	-143
Acquired net assets at fair value	**646**
Fair value adjustments, intangible assets	-328
Fair value adjustments, deferred taxes etc	120
Acquired net assets at book value	**438**
Purchase prices settled in cash	1,424
Cash and cash equivalents in acquired subsidiaries	-100
Change in Group cash and cash equivalents resulting from acquisitions	**1,324**
Net sales from times of acquisition	989
EBIT from times of acquisition	134
Net income from times of acquisition	46

Total net sales in 2007 of acquired entities amounted to SEK 1,841 M and net income amounted to SEK 64 M. No individually material acquisition was performed in 2007. Pemko, Aontec. Baodean and iRevo were the largest acquisitions during 2007.

Note 35 cont.

Pemko

On 1 January 2007 the Group acquired 100 percent of the share capital of Pemko Manufacturing Company, a leading North American producer of door components. The acquisition of Pemko brings into ASSA ABLOY a well recognized and highly respected producer of door components. The Pemko product line is complementary to ASSA ABLOY's existing product offerings and distribution channels. The company has its headquarters in Ventura, California, from where most of the business is conducted. The brand has been separately recognized and remaining goodwill is chiefly related to synergies and other intangible assets not qualifying for separate recognition.

Aontec

On 3 July 2007 the Group acquired 100 percent of the share capital of Aontec Teoranta, one of the world's largest suppliers of RFID inlays for electronic passports. The acquisition expanded the customer base, provided ASSA ABLOY with yet another secure site for our operations and added complementary manufacturing technologies for RFID inlays. Aontec designs and manufactures RFID inlays mainly for European passport printers and security integrators. The operations are conducted in high-security premises in Ireland. Intangible assets in the form of customer relationships and licenses have been separately recognized. Remaining goodwill is chiefly related to synergies and other intangible assets not qualifying for separate recognition.

Baodean

On 1 October 2007 the Group acquired 70 percent of Baodean, a leading Chinese lock company. Baodean manufactures and distributes anti-theft door locks and cylinders mainly for the Chinese market. The company leads the market segment of high-security anti-theft door locks and cylinders in China and has developed an extensive support and service network. Baodean is located in the Zhejiang region, south of Shanghai. Based on a preliminary purchase-price allocation, the brand has been separately recognized and remaining goodwill is chiefly related to synergies and other intangible assets not qualifying for separate recognition.

iRevo

On 12 October 2007 the Group acquired more than 50 percent of the share capital of iRevo, a Seoul-listed company and market leader in digital door locks. The acquisition brings benefits to the ASSA ABLOY Group including a market-leading position in Korea, access to efficient distribution channels in the residential sector and ability to leverage on ASSA ABLOY's global distribution network. Based on a preliminary purchase-price allocation, the brand has been separately recognized and remaining goodwill is chiefly related to synergies and other intangible assets not qualifying for separate recognition.

2006 (SEK M)	Fargo	Other	Total
Cash paid, including direct acquisition costs	2,486	1,000	3,486
Unpaid parts of purchase prices	-	67	67
Total purchase price	**2,486**	**1,067**	**3,553**
Fair value of acquired net assets	-939	-351	-1,290
Goodwill	**1,547**	**716**	**2,263**
Acquired assets and liabilities in accordance with purchase price allocations			
Intangible assets	708	120	828
Tangible assets	30	100	130
Inventories	46	139	185
Receivables	83	160	243
Cash and cash equivalents	313	56	369
Interest-bearing liabilities	-	-39	-39
Other liabilities	-241	-185	-426
Acquired net assets at fair value	**939**	**351**	**1,290**
Fair value adjustments, intangible assets	-708	-118	-826
Fair value adjustments, deferred taxes etc	288	44	332
Acquired net assets at book value	**519**	**277**	**796**
Purchase price settled in cash	2,486	1,000	3,486
Cash and cash equivalents in acquired subsidiaries	-313	-56	-369
Change in Group cash and cash equivalents resulting from acquisitions	**2,173**	**944**	**3,117**
Net sales from times of acquisition	306	687	993
EBIT from times of acquisition	58	84	142
Net income from times of acquisition	-3	35	32

Acquired entities had total net sales of SEK 1,580 M in 2006. Fargo Electronics was the largest acquisition in 2006, while Adams Rite and Baron were the most important among the other acquisitions.

Fargo Electronics

On 3 August 2006 the Group acquired 100 percent of the share capital of Fargo Electronics, a world-leading company in systems for secure issuance of ID cards including card printers, peripheral equipment and software. The acquisition will make possible a unique offering of products and services for secure issuance of identity and authorization cards. Fargo is the only manufacturer to offer three completely different printing technologies – High-Definition Printing (reverse image), Direct-to-Card printing (dye-sublimation) and CardJet Printing technology (inkjet) – to meet the requirements of customers on different markets. Fargo has a comprehensive patent portfolio that protects these different technologies. Intangible assets in the form of technology, brands and customer relationships have been reported separately. Remaining goodwill lies mainly in synergies and intangible assets that do not meet the criteria for separate reporting.

Adams Rite
On 24 March 2006 the Group acquired 100 percent of the share capital of Adams Rite, a leading American manufacturer of locks and fittings for aluminum doors. The acquisition brings ASSA ABLOY complementary products and new distribution channels. Adams Rite designs and manufactures mechanical and electromechanical security products. The company has a strong brand and product range in aluminum doors, which are sold through distribution channels that complement ASSA ABLOY's existing channels. The company's head office is in Pomona, California, where most of its operations also take place, with a focus on assembly. In the UK the company is the leading distributor of mechanical and electromechanical security products for commercial aluminum doors. The brand has been reported separately, while remaining goodwill lies mainly in synergies and intangible assets that do not meet the criteria for separate reporting.

Baron
On 31 March 2006 the Group acquired 100 percent of the share capital of Baron Metal Industries Inc, Canada's leading manufacturer of steel doors and door frames. The acquisition gives ASSA ABLOY a broader range of steel doors and frames. The company has its head office and factory in Woodbridge, Toronto. The brand has been reported separately, while remaining goodwill lies mainly in synergies and intangible assets that do not meet the criteria for separate reporting.

Note 36

Note 36 Average number of employees, with breakdown into women and men

Average number of employees by country and by gender

	Women		Men		Total	
Group	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**
Sweden	584	587	975	903	1,559	1,490
Finland	435	457	676	699	1,111	1,156
Norway	268	219	405	466	673	685
Denmark	126	149	179	259	305	408
United Kingdom	664	717	1,004	837	1,668	1,554
Belgium	83	83	137	128	220	211
Netherlands	99	109	513	537	612	646
France	913	889	1,394	1,376	2,307	2,265
Germany	484	484	818	791	1,302	1,275
Switzerland	188	177	261	251	449	428
Italy	134	178	201	228	335	406
Spain	239	230	540	556	779	786
Czech Republic	558	712	345	403	903	1,115
Romania	414	350	539	489	953	839
Israel	113	132	301	327	414	459
South Africa	364	328	383	382	747	710
Canada	95	113	453	451	548	564
USA	2,481	2,342	4,110	4,861	6,591	7,203
Mexico	1,808	1,456	1,077	915	2,885	2,371
South America	159	165	533	530	692	695
Malaysia	181	252	76	164	257	416
China	1,635	1,821	2,200	2,512	3,835	4,333
Australia	290	318	724	730	1,014	1,048
New Zealand	158	99	199	202	357	301
Other	280	324	446	579	727	903
Total	**12,753**	**12,691**	**18,489**	**19,576**	**31,243**	**32,267**

	Women		Men		Total	
Parent company	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**
Sweden	32	29	51	61	83	90
Other	5	2	8	6	13	8
Total	**37**	**31**	**59**	**67**	**96**	**98**

Gender-split in senior management

	Women		Men		Total	
Group	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**
Board of Directors[1]	1	1	7	7	8	8
Executive Team	–	–	9	10	9	10
Total	**1**	**1**	**16**	**17**	**17**	**18**

[1] Excluding employee representatives.



Note 37

Note 37 Cash flow

SEK M	Group 2006	Group 2007
Adjustments for non-cash items		
Profit on sales of fixed assets	7	-58
Change of pension obligations	2	20
Other	1	-11
Adjustments for non-cash items	**10**	**-49**
Paid and received interest		
Interest paid	-758	-764
Interest received	50	30
Paid and received interest	**-708**	**-734**
Change in working capital		
Inventory increase/decrease (-/+)	-526	-148
Accounts receivable increase/decrease (-/+)	-487	-256
Accounts payable increase/decrease (-/+)	223	219
Other working capital increase/decrease (-/+)	86	160
Change in working capital	**-704**	**-25**
Capital expenditure		
Purchases of tangible and intangible assets	-894	-1,050
Sales of tangible and intangible assets	155	299
Net capital expenditure	**-739**	**-751**
Investments in subsidiaries		
Acquired assets and liabilities according to purchase price allocations		
Intangible assets	-3,091	-1,370
Tangible assets	-130	-273
Inventory	-185	-253
Accounts receivable	-199	-206
Other receivables	-34	-65
Minority interests	-14	143
Long-term liabilities	223	117
Accounts payable	131	154
Other short-term liabilities	85	74
Acquired net debt	-339	4
Purchase price	**-3,553**	**-1,675**
Less, acquired cash and cash equivalents	369	100
Less, unpaid parts of purchase prices	67	251
Plus, paid parts of purchase prices relating to previous years	-5	-34
Investments in subsidiaries	**-3,122**	**-1,358**
Investments in associates		
Investments in associates	1	–
Investments in associates	**1**	**–**
Other investments		
Investments in / sales of other shares	-4	-13
Investments in / sales of other financial assets	-7	-5
Other investments	**-11**	**-18**

Comparatives for 2006 have been adjusted compared to the 2006 Annual Report. Cash flow from operating activities has been reduced by restructuring payments for the year. Cash flow from financing activities has increased by the same amount.

Five years in summary

2003

Business was affected by weak demand in major markets in Europe and North America. Substantial negative exchange-rate effects, mainly due to the weak US dollar, reduced reported sales and earnings. The main acquisitions were in Europe in the identification technology sector.

Following the appointment of Bo Dankis as the Group's new President and CEO, a new organization consisting of four divisions (EMEA, Americas, Asia Pacific and Global Technologies) was implemented. The Executive Team was reduced from 17 people to 7. A two-year action program entitled Leverage & Growth was launched towards the end of the year. The aims of the program were to realize group synergies and strengthen sustainable organic growth.

2004

Some recovery in demand on major markets contributed to a notable improvement in organic growth. Acquisitions contributed to business performance in the EMEA and Global Technologies divisions. Negative exchange-rate effects continued to reduce reported sales and earnings. The operating margin rose owing to better sales volumes and cost savings as a result of the ongoing action program, while higher purchase prices for important metals were neutralized by higher selling prices and changes in the purchasing structure. Operating cash flow was strong as usual.

During the year, ASSA ABLOY refined the Group's strategy with the aim of strengthening organic growth in ASSA ABLOY's core business and in attractive and fast-growing markets and product segments, and of better exploiting the Group's size to generate significant cost savings, mainly in production and purchasing.

2005

Sales were relatively weak at the start of the year but then steadily improved, which resulted in good organic growth for the full year. The Group's performance was founded on strong demand on the important US market. A number of small companies were acquired, mainly in the Asia Pacific and Global Technologies divisions.

The Leverage & Growth program was concluded at year-end. This program contributed to increasing the Group's efficiency and productivity. The operating margin and operating cash flow both improved during the year. Johan Molin succeeded Bo Dankis as President and CEO.

ASSA ABLOY strengthened its position by focusing on customer value in both traditional businesses and segments with rather higher market growth such as electromechanical locks, automatic doors, access control systems and identification technology.

2006

This was a very good year for ASSA ABLOY, with the highest organic growth in the company's history and a substantial improvement in profitability. ASSA ABLOY's robust performance was based on strong economic growth in the Group's most important markets in Europe and North America, as well as success in fast-growing segments such as electromechanical locks, access control, automatic doors and identification technology. The acquisition rate increased and acquisitions included Fargo Electronics, a global leader in the fast-growing segment of secure card issuance.

A three-year restructuring program to realize synergies and increase efficiency in the Group's manufacturing units was launched during the year. This program means that a major part of production will switch focus from full production to concentrate on final assembly. Some production will be relocated to low-cost countries, resulting in the closing of a number of production units. Total restructuring costs amounted to SEK 1,274 M and the program is predicted to produce annual savings of SEK 600 M when fully implemented in 2009.

Sales volume growth, acquisitions and the restructuring measures implemented contributed to the strong increase in operating income. During the year, the Group increased a number of prices to compensate for the substantial rise in raw-material costs, which therefore had only a modest negative impact on the operating margin.

2007

The year saw strong growth for ASSA ABLOY, combined with continued very satisfactory growth in earnings. All five divisions showed growth, increased profitability and an improved return. ASSA ABLOY's strong performance was based on long-term structural growth in demand in the Group's most important markets in Europe and North America, increasing demand in new markets, and successes in fast-growing segments such as electromechanical locks, access control, secure smartcard issuance, automatic doors and identification technology. The acquisition rate remained high during the year and major acquisitions included Baodean (China), iRevo (Korea), Aontec (Irish Republic), Powershield (Northern Ireland), Pemko (North America) and Pyropanel (Australia).

The successful implementation of the three-year restructuring program for the Group's manufacturing units continued during the year. All 50 projects are proceeding according to plan and more than 1,300 employees out of a planned total of 2,000 have now left the Group. By year-end 2007 cost savings were running at over 60 percent of the final target of achieving annual savings of SEK 600 M in 2009.

Sales-volume growth, acquisitions, price management and the restructuring measures implemented, as well as continuous improvements in production, administration and market development, contributed to the strong financial performance.



Five years in summary

(Amounts in SEK M unless stated otherwise)	2003[1]	2004[1]	2005	2006	2007
Sales and income					
Sales	24,080	25,526	27,802	31,137	33,550
Organic growth, %	0	5	5	9	7
Acquired growth, %	5	5	1	3	5
Operating income before depreciation / amortization (EBITDA)	4,249	4,606	4,960	5,669[3]	6,366
Depreciation	1,856	923	882	898	909
Operating income (EBIT)	1,073	3,683	4,078	4,771[3]	5,458
Income before tax (EBT)	583	3,199	3,556	2,626	4,609
Net income	9	2,356	2,613	1,756	3,368
Cash flow					
Cash flow from operating activities	3,180	3,018	3,153	2,968	3,871
Cash flow from investing activities	–1,827	–1,505	–1,052	–3,871	–2,127
Cash flow from financing activities	–1,772	–1,413	–2,027	1,203	–1,568
Cash flow	–419	100	73	300	176
Operating cash flow	3,265	3,439[3]	3,702[3]	3,528[3]	4,808[3]
Capital employed and financing					
Capital employed	22,984	23,461	26,653	27,205	28,621
– of which, goodwill	14,766	13,917	15,716	16,683	17,270
Net debt	12,290	12,208	12,240	13,560	12,953
Minority interests	16	27	71	60	201
Shareholders' equity (excl. minority interests)	10,678	11,226	14,342	13,585	15,467
Data per share, SEK					
Earnings per share after tax and before dilution	3.30[2]	6.42	7.13	4.77	9.18
Earnings per share after tax and dilution (EPS)	3.31[2]	6.33	6.97	7.99[3]	9.02
Shareholders' equity per share after dilution	31.23	34.74	42.85	39.13	46.76
Dividend per share (for 2007, as proposed by the Board)	1.25	2.60	3.25	3.25	3.60
Price of Series B share at year-end	85.50	113.50	125.00	149.00	129.75
Key data					
Gross margin (EBITDA), %	17.6	18.0	17.8	18.2[3]	19.0
Operating margin (EBIT), %	9.9[2]	14.4	14.7	15.3[3]	16.3
Profit margin (EBT), %	7.9[2]	12.5	12.8	8.4	13.7
Return on capital employed, %	9.6[2]	15.3	15.9	12.1	18.4
Return on capital employed excl. restructuring items, %	9.6[2]	15.3	15.9	17.1	18.4
Return on shareholders' equity, %	9.9[2]	20.0	18.1	11.5	21.0
Equity ratio, %	35.9	37.4	42.8	38.4	41.5
Net debt / Equity ratio, times	1.15	1.09	0.85	0.99	0.83
Interest coverage ratio, times	4.7	7.6	8.2	5.1	7.4
Interest on convertible debenture loan after tax	17.8	24.0	33.1	43.6	55.0
Number of shares, thousands	365,918	365,918	365,918	365,918	365,918
Number of shares after dilution, thousands	370,935	378,718	378,718	376,033	380,713
Average number of employees	28,708	29,160	29,578	31,243	32,267

[1] 2003 has not been adjusted for IFRS. 2004 has been adjusted for IFRS – see information about main effects on pages 85–89 of the 2005 Annual Report.
[2] Excluding non-recurring items.
[3] Excluding restructuring items.

82-34735

Quarterly information

THE GROUP IN SUMMARY

(Amounts in SEK M unless stated otherwise)	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Full year 2007
Sales	7,653	7,689	7,736	8,059	31,137	8,227	8,329	8,274	8,721	33,550
Organic growth	12%	7%	8%	9%	9%	8%	7%	7%	6%	7%
Gross income excl. restructuring costs	3,114	3,140	3,118	3,303	12,676	3,383	3,425	3,405	3,587	13,799
Gross income / Sales	40.7%	40.8%	40.3%	41.0%	40.7%	41.1%	41.1%	41.2%	41.1%	41.1%
Operating income before depreciation (EBITDA) excl. restructuring costs	1,332	1,378	1,464	1,494	5,669	1,518	1,554	1,625	1,670	6,366
Gross margin (EBITDA)	17.4%	17.9%	18.9%	18.5%	18.2%	18.5%	18.7%	19.6%	19.1%	19.0%
Depreciation	-222	-227	-229	-220	-898	-229	-229	-221	-230	-909
Operating income (EBIT) excl. restructuring costs	1,110	1,151	1,235	1,274	4,771	1,289	1,325	1,404	1,440	5,458
Operating margin (EBIT)	14.5%	15.0%	16.0%	15.8%	15.3%	15.7%	15.9%	17.0%	16.5%	16.3%
Restructuring costs	–	-520	-437	-517	-1,474	–	–	–	–	–
Operating income (EBIT)	1,110	631	798	757	3,297	1,289	1,325	1,404	1,440	5,458
Net financial items	-145	-156	-181	-188	-671	-188	-197	-193	-271	-849
Income before tax (EBT)	965	475	617	569	2,626	1,101	1,128	1,211	1,168	4,609
Profit margin (EBT)	12.6%	6.2%	8.0%	7.1%	8.4%	13.4%	13.5%	14.6%	13.4%	13.7%
Tax	-261	-178	-251	-181	-870	-298	-306	-327	-309	-1,240
Net income	704	297	366	388	1,756	803	822	884	859	3,368
Allocation of net income										
Shareholders in ASSA ABLOY AB	703	294	364	385	1,746	803	820	882	854	3,358
Minority interests	1	3	2	3	10	1	2	2	5	10

OPERATING CASH FLOW	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Full year 2007
Operating income (EBIT)	1,110	631	798	757	3,297	1,289	1,325	1,404	1,440	5,458
Restructuring costs	–	520	437	517	1,474	–	–	–	–	–
Depreciation	222	227	229	220	898	229	229	221	230	909
Net operating capital expenditure	-180	-180	-151	-228	-739	-101	-218	-220	-212	-751
Change in working capital	-492	-163	-241	192	-704	-469	-159	53	550	-25
Paid and received interest	-114	-176	-131	-287	-708	-124	-216	-149	-245	-734
Non-cash items	41	-26	-22	17	10	-19	-4	-3	-23	-49
Operating cash flow[1]	587	833	919	1,189	3,528	805	957	1,306	1,740	4,808
Operating cash flow / Income before tax[2]	0.61	0.84	0.87	1.09	0.86	0.73	0.85	1.08	1.49	1.04

CHANGE IN NET DEBT	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Full year 2007
Net debt at start of period	12,240	12,506	13,127	14,785	12,240	13,560	13,799	14,534	13,456	13,560
Operating cash flow	-587	-833	-919	-1,189	-3,528	-805	-957	-1,306	-1,740	-4,808
Restructuring payments	161	52	51	78	342	44	81	90	209	424
Tax paid	200	341	187	229	957	173	433	258	400	1,264
Acquisitions	682	255	2,187	8	3,132	509	92	341	434	1,376
Dividend	–	1,189	–	–	1,189	–	1,189	–	–	1,189
Translation differences	-190	-383	152	-351	-772	318	-103	-461	194	-52
Net debt at end of period	12,506	13,127	14,785	13,560	13,560	13,799	14,534	13,456	12,953	12,953
Net debt / Equity ratio	0.84	0.98	1.07	0.99	0.99	0.94	1.02	0.91	0.83	0.83

NET DEBT	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Long-term interest-bearing receivables	-61	-65	-73	-127	-139	-161	-197	-104
Short-term interest-bearing investments incl. derivatives	-87	-179	-181	-80	-79	-119	-261	-126
Cash and bank balances	-958	-833	-841	-1,115	-998	-1,549	-979	-1,212
Pension obligations	1,657	1,337	1,329	1,297	1,337	1,239	1,213	1,156
Long-term interest-bearing liabilities	4,541	3,830	3,901	7,262	7,392	8,218	8,002	8,050
Short-term interest-bearing liabilities incl. derivatives	7,414	9,037	10,650	6,323	6,285	6,906	5,678	5,189
Total	12,506	13,127	14,785	13,560	13,799	14,534	13,456	12,953

[1] Excluding restructuring payments.
[2] Income before tax excluding restructuring costs 2006.



CAPITAL EMPLOYED AND FINANCING	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Capital employed	27,368	26,497	28,645	27,205	28,535	28,822	28,198	28,621
– of which, goodwill	15,966	15,572	17,237	16,683	17,375	17,237	17,077	17,270
Net debt	12,506	13,127	14,785	13,560	13,799	14,534	13,456	12,953
Minority interests	70	59	64	60	59	56	56	201
Shareholders' equity (excl. minority interests)	14,793	13,311	13,796	13,585	14,677	14,232	14,686	15,467

DATA PER SHARE, SEK	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Full year 2007
Earnings per share after tax and before dilution	1.92	0.80	1.00	1.05	4.77	2.19	2.24	2.41	2.34	9.18
Earnings per share after tax and dilution	1.88	0.80	0.99	1.05	4.72	2.16	2.20	2.36	2.30	9.02
Earnings per share after tax and dilution excl. restructuring costs	1.88	1.95	2.02	2.14	7.99	2.16	2.20	2.36	2.30	9.02
Shareholders' equity per share after dilution	44.03	40.93	42.00	39.13	39.13	42.46	43.68	44.68	46.76	46.76

NUMBER OF SHARES	Mar 2006	Jun 2006	Sep 2006	Dec 2006	Full year 2006	Mar 2007	Jun 2007	Sep 2007	Dec 2007	Full year 2007
Number of shares before dilution, thousands	365,918	365,918	365,918	365,918	365,918	365,918	365,918	365,918	365,918	365,918
Number of shares after dilution, thousands[3]	378,718	379,154	381,050	378,050	379,214	376,033	376,599	380,713	380,713	378,533

[3]Weighted average.

Definitions of key data terms

Organic growth:
Change in sales for comparable units after adjustments for acquisitions and exchange-rate effects.

Gross margin (EBITDA):
Operating income before depreciation and amortization as a percentage of sales.

Operating margin (EBIT):
Operating income as a percentage of sales.

Profit margin (EBT):
Income before tax as a percentage of sales.

Operating cash flow:
See the table on page 89 for the items included in operating cash flow.

Net capital expenditure:
Investments in fixed assets less disposals of fixed assets.

Depreciation:
Depreciation/amortization of tangible and intangible fixed assets.

Net debt:
Interest-bearing liabilities less interest-bearing assets.

Capital employed:
Total assets less interest-bearing assets and non-interest-bearing liabilities including deferred tax liability.

Equity ratio:
Shareholders' equity as a percentage of total assets.

Interest coverage ratio:
Income before tax plus net interest divided by net interest.

Return on shareholders' equity:
Net income excluding minority interests, plus interest expenses after tax for convertible debenture loans, as a percentage of average shareholders' equity (excluding minority interests) after dilution.

Return on capital employed:
Income before tax plus net interest as a percentage of average capital employed.

Earnings per share after tax and before dilution:
Net income excluding minority interests divided by weighted average number of shares before dilution.

Earnings per share after tax and dilution:
Net income excluding minority interests, plus interest expenses after tax for convertible debenture loans, divided by weighted average number of shares after dilution.

Shareholders' equity per share after dilution:
Equity excluding minority interests, plus convertible debenture loan, divided by number of shares after dilution.

Proposed disposition of earnings

The following retained earnings are available for disposition by the shareholders at the Annual General Meeting:

Net income for the year: SEK 2,154 M
Retained earnings brought forward: SEK 3,186 M
TOTAL: SEK 5,340 M

The Board of Directors and the President and CEO propose that a dividend of SEK 3.60 per share, a maximum total of SEK 1,317 M, be distributed to shareholders and that the remainder, SEK 4,023 M, be carried forward to the new financial year.

Tuesday 29 April 2008 has been proposed as the record date for dividends. If the Annual General Meeting confirms this proposal, dividends are expected to be distributed by VPC AB on Monday 5 May 2008.

The Board of Directors and the President and CEO declare that the consolidated accounts have been prepared in accordance with International Financial Reporting Standards, IFRS, as adopted by the EU and give a true and fair view of the Group's financial position and results. The Parent company's annual accounts have been prepared in accordance with generally accepted accounting principles in Sweden and give a true and fair view of the Parent company's financial position and results.

The Report of the Board of Directors for the Group and the Parent company gives a true and fair review of the development of the Group's and the Parent company's business operations, position and results, and describes significant risks and uncertainties to which the Parent company and the companies that make up the Group are exposed.

Stockholm, 13 February 2008

Gustaf Douglas
Chairman

Melker Schörling
Vice Chairman

Carl-Henric Svanberg
Vice Chairman

Johan Molin
President and CEO

Carl Douglas
Board member

Per-Olof Eriksson
Board member

Lotta Lundén
Board member

Sven-Christer Nilsson
Board member

Seppo Liimatainen
Employee representative

Mats Persson
Employee representative

Our audit report was issued on 13 February 2008

PricewaterhouseCoopers AB

Peter Nyllinge
Authorized Public Accountant
Auditor in Charge

Bo Karlsson
Authorized Public Accountant



Audit report

To the Annual General Meeting of the shareholders of ASSA ABLOY AB
Corporate identity number 556059-3575

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President and CEO of ASSA ABLOY AB for the year 2007. (The company's annual accounts are presented on pages 39-91 of the printed version of this document.) The Board of Directors and the President and CEO are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act when preparing the annual accounts and the application of International Financial Reporting Standards, IFRS, as adopted by the EU and the Annual Accounts Act when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President and CEO and significant estimates made by the Board of Directors and the President and CEO when preparing the annual accounts and consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President and CEO. We also examined whether any Board member or the President and CEO has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with International Financial Reporting Standards, IFRS, as adopted by the EU and the Annual Accounts Act and give a true and fair view of the Group's financial position and results of operations. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the Annual General Meeting of shareholders that the income statements and balance sheets of the Parent company and the Group be adopted, that the profit of the Parent company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President and CEO be discharged from liability for the financial year.

Stockholm, 13 February 2008

PricewaterhouseCoopers AB

Peter Nyllinge	*Bo Karlsson*
Authorized Public Accountant Auditor in Charge	Authorized Public Accountant

The ASSA ABLOY share

Share price trend in 2007

The closing price of ASSA ABLOY's Series B share at the end of 2007 was SEK 129.75 (149.00), equivalent to a market capitalization of SEK 47,203 M (54,521). The ASSA ABLOY share fell 13 percent compared with its closing price at the end of 2006. During the same period, the OMXS All Share Index Stockholm fell by 6 percent. The highest closing price of the share was SEK 164.00, recorded on 3 April, and the lowest was SEK 124.50, recorded on 20 December.

Listing and trading

ASSA ABLOY's Series B share is listed on the OMX Nordic Exchange, Stockholm Large Cap. The share has been listed on the Stockholm Stock Exchange since 8 November 1994.

During the year, a total of 675 million shares (816) were traded, which is an average of 2.7 million shares (3.3) a day and is equivalent to about 195 percent (229) of the listed shares.

Ownership structure

The number of shareholders at year-end was 23,961 (26,118). Investors outside Sweden accounted for 49 percent (53) of the share capital and 33 percent (36) of the votes. The ten largest shareholders accounted for 40 percent (32) of the share capital and 59 percent (54) of the votes. Shareholders with more than 50,000 shares accounted for approximately 2 percent of the total number of shareholders, 93 percent of the share capital and 95 percent of the votes.

Share capital and voting rights

The share capital at year-end amounted to SEK 365,918,034, distributed among 19,175,323 Series A shares and 346,742,711 Series B shares. All shares have a par value of SEK 1.00 and provide the holders with equal rights to the company's assets and earnings. Each Series A share carries 10 votes and each Series B share one vote. The trading lot is 200 shares.

Dividend and dividend policy

The Board of Directors and the President propose that a dividend of SEK 3.60 per share (3.25), a maximum total amount of SEK 1,317 M, be paid to shareholders for the 2007 financial year, equivalent to a direct return of 2.8 percent (2.2) on the Series B share. The aim is that, in the long term, the dividend should be equivalent to 33–50 percent of ASSA ABLOY's earnings after standard tax of 28 percent, but always taking into account ASSA ABLOY's long-term financing requirements.

Share price trend and trading 1998–2007


150
100
50
30
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Dividend per share 1998–2007


SEK
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
98 99 00 01 02 03 04 05 06 07
Dividend per share, SEK
(2007 proposed dividend)

Data per share

SEK/Share[1]	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Earnings after tax and dilution[8]	1.76	2.00[3]	2.73	2.98[2]	3.53	3.31[2]	6.33	6.97	7.99[9]	9.02
Dividend	0.60	0.74	0.90	1.00	1.25	1.25	2.60	3.25	3.25	3.60[4]
Direct return, %[5]	0.8	0.6	0.5	0.7	1.3	1.5	2.3	2.6	2.2	2.8
Dividend, %[6,8]	33.5	32.6	30.9	30.5	32.2	33.9	42.0	47.6	64.0	40.5
Share price at year-end	75.65	119.50	184.50	151.00	99.50	85.50	113.50	125.00	149.00	129.75
Highest share price	92.73	140.00	206.70	186.00	159.50	110.00	113.50	126.00	151.00	164.00
Lowest share price	48.07	73.21	110.50	94.50	76.50	67.00	84.00	89.25	109.00	124.50
Shareholders' equity[8]	9.93	16.95[3]	30.58[3]	35.80	35.85	31.23	34.74	42.85	39.13	46.76
Number of shares (thousands)[7]	295,448	324,200	356,712	361,730	370,935	370,935	378,718	378,718	376,033	380,713

[1] Adjustment made for new issues.
[2] Excluding non-recurring items.
[3] Key data adjusted following change in accounting principle.
[4] Proposed dividend.
[5] Dividend as percentage of share price at year-end.
[6] Dividend as percentage of adjusted earnings in line with dividend policy.
[7] After full dilution.
[8] 1998–2003 have not been adjusted for IFRS.
[9] Excluding restructuring costs.

ASSA ABLOY's 10 largest shareholders

Based on the share register at 31 December 2007.

Shareholders	A shares	B shares	Share capital, %	Votes, %
Investment AB Latour	6,746,425	19,450,000	7.2	16.1
Säki	7,118,818	2,300,000	2.6	13.6
Melker Schörling AB	5,310,080	9,162,136	4.0	11.6
Alecta		26,686,000	7.3	5.0
Swedbank Robur funds		14,796,038	4.0	2.7
Oppenheimer funds		12,940,156	3.5	2.4
Fidelity funds		12,340,442	3.4	2.3
Harbor Funds Inc		12,033,608	3.3	2.2
SEB funds		8,730,086	2.4	1.6
Wärtsilä Corporation		7,270,350	2.0	1.4
Other shareholders		221,033,895	60.4	41.0
Total number	19,175,323	346,742,711	100.0	100.0

Source: SIS Ägarservice AB and VPC AB.

Ownership structure (by share capital)


Latour, 7.2%
Säki, 2.6%
Melker Schörling AB 4.0%
Alecta, 7.3%
Swedbank Robur funds, 4.0%
Oppenheimer funds (US), 3.5%
Other foreign shareholders, 45.0%
Other Swedish shareholders, 21.0%
Other Swedish individuals, 5.4%

Ownership structure (by votes)


Latour, 16.1%
Säki, 13.6%
Melker Schörling AB, 11.6%
Alecta, 5.0%
Swedbank Robur funds, 2.7%
Oppenheimer funds (US), 2.4%
Other foreign shareholders, 30.5%
Other Swedish shareholders, 14.5%
Other Swedish individuals, 3.6%

Share capital

ASSA ABLOY's share capital at 31 December 2007 amounted to SEK 365,918,034, distributed among 19,175,323 Series A shares and 346,742,711 Series B shares. All shares have a par value of SEK 1.00 and provide the holders with equal rights to the company's assets and earnings. Each Series A share carries 10 votes and each Series B share one vote.

Year	Transaction	A shares	C shares	B shares	Share capital SEK[1]
1989			2,000		2,000,000
1994	100:1 split			2,000,000	2,000,000
1994	Bonus issue				
1994	Non-cash issue	1,746,005	1,428,550	50,417,555	53,592,110
1996	New share issue	2,095,206	1,714,260	60,501,066	64,310,532
1996	Conversion of C shares into A shares	3,809,466		60,501,066	64,310,532
1997	New share issue	4,190,412		66,541,706	70,732,118
1998	Converted debentures	4,190,412		66,885,571	71,075,983
1999	Converted debentures before split	4,190,412		67,179,562	71,369,974
1999	Bonus issue				
1999	4:1 split	16,761,648		268,718,248	285,479,896
1999	New share issue	18,437,812		295,564,487	314,002,299
1999	Converted debentures after split and new issues	18,437,812		295,970,830	314,408,642
2000	Converted debentures	18,437,812		301,598,383	320,036,195
2000	New share issue	19,175,323		313,512,880	332,688,203
2000	Non-cash issue	19,175,323		333,277,912	352,453,235
2001	Converted debentures	19,175,323		334,576,089	353,751,412
2002	New share issue	19,175,323		344,576,089	363,751,412
2002	Converted debentures	19,175,323		346,742,711	365,918,034
	Number of shares after full conversion	19,175,323		361,536,826	380,712,149

[1] SEK per share – number of shares at year-end.
Source: VPC AB.

Convertible debentures for personnel

ASSA ABLOY has issued several convertible debentures to employees in the Group.

The first debenture was issued in 1995 and approximately 400 employees participated in the issue. The debenture amounted to approximately SEK 75 M and expired in 2000. The second debenture was issued in 1997. A total of 1,400 employees participated in this issue. The debenture amounted to SEK 250 M and expired in 2002.

In 2001, a convertible debenture amounting to EUR 100 M was issued. This program expired in November 2006 and no conversion took place.

In 2004, it was decided to launch an incentive program, Incentive 2004. This program amounts to a total of EUR 100 M and is based on four series of convertible bonds, each series having a par value of EUR 25 M. The only difference between the series of bonds is the conversion price. On full conversion, at a conversion price of EUR 10.20 for Series 1, EUR 12.20 for Series 2, EUR 14.30 for Series 3 and EUR 16.30 for Series 4, an additional 7,782,155 shares would be created. Any conversion of Incentive 2004 will take place in a 90-day period between March and June 2009.

In 2006, it was decided to launch an incentive program for senior managers, Incentive 2006. This program amounts to a total of EUR 38.4 M and is based on four series of convertible bonds, each series having a par value of EUR 9.6 M. Any conversion of Incentive 2006 will take place in a 180-day period between December 2010 and June 2011. On full conversion, at a conversion price of EUR 14.60 for Series 1, EUR 15.90 for Series 2, EUR 17.30 for Series 3 and EUR 18.60 for Series 4, an additional 2,332,350 shares would be created.

In 2007, it was decided to launch a new incentive program, Incentive 2007. This program amounts to a total of EUR 100 M and is based on four series of convertible bonds, each series having a par value of EUR 25 M. Any conversion of Incentive 2007 will take place in a 30-day period in May and June 2012. On full conversion, at a conversion price of EUR 18.00 for Series 1, EUR 20.50 for Series 2, EUR 23.00 for Series 3 and EUR 25.40 for Series 4, an additional 4,679,610 shares would be created.

Full conversion of Incentive 2004, 2006 and 2007 would create an additional 14,794,115 shares, which would have a dilutive effect of 3.9 percent on the share capital and 2.6 percent on the total number of votes.

Approximately 2,500 employees in around 15 countries are participating in the current incentive programs.

Financial analysts who follow ASSA ABLOY

Company	Name	Telephone number	E-mail
ABG Sundal Collier	Christer Fredriksson	+46 8 566 286 25	christer.fredriksson@abgsc.se
ABN AMRO	Klas Bergelind	+46 8 5723 6030	klas.bergelind@se.abnamro.com
Bear Stearns International	Nico Dil	+44 20 7516 5405	ndil@bear.com
Carnegie	Anders Idborg	+46 8 676 86 88	andidb@carnegie.se
Cheuvreux	Lars Norrby	+46 8 723 51 76	lnorrby@cheuvreux.com
Credit Suisse	Patrick Marshall	+44 20 7888 0289	patrick.marshall@credit-suisse.com
Danske Bank	Henrik Breum	+45 33 44 09 04	hbre@danskebank.com
Deutsche Bank	Johan Wettergren	+46 8 463 55 18	johan.wettergren@db.com
Dresdner Kleinwort	Colin Grant	+44 20 7475 9161	colin.grant@dkib.com
Goldman Sachs	James Moore	+44 20 7774 1515	james.moore@gs.com
Handelsbanken Capital Markets	Peder Frölén	+46 8 701 12 51	pefr15@handelsbanken.se
HQ Bank	Patric Lindqvist	+46 8 696 20 84	patric.lindqvist@hq.se
HSBC	Colin Gibson	+44 20 7991 6592	colin.gibson@hsbcib.com
JP Morgan	Nick Paton	+44 20 7325 5044	nicholas.j.paton@jpmorgan.com
Kaupthing Bank	Henrik Fröjd	+46 8 791 46 32	henrik.frojd@kaupthing.com
Merrill Lynch	Ben Maslen	+44 20 7996 4783	ben_maslen@ml.com
Morgan Stanley	Gustaf Lindskog	+44 20 7425 2057	gustaf.lindskog@morganstanley.com
SEB Enskilda	Julian Beer	+46 8 522 296 52	julian.beer@enskilda.se
Société Générale	Roderick Bridge	+44 207 7672 5086	roderick.bridge@sgcib.com
Swedbank Markets	Niclas Höglund	+46 8 5859 1800	niclas.hoglund@swedbank.se
UBS	Olof Cederholm	+46 8 453 73 06	olof.cederholm@ubs.com

Information for shareholders

Annual General Meeting

The Annual General Meeting of ASSA ABLOY will be held at Moderna Museet (Museum of Modern Art), Skeppsholmen, Stockholm at 15.00 on Thursday 24 April 2008. Shareholders wishing to attend the Annual General Meeting should:

- be registered in the share register kept by VPC AB by Friday 18 April 2008
- notify ASSA ABLOY AB of their intention to attend by 16.00 on Friday 18 April 2008.

Registration in the share register

Shareholders whose shares are nominee-registered through a bank or other nominee must request that their shares be temporarily registered in their own name in the share register kept by VPC AB by Friday 18 April 2008, in order to have the right to attend the Annual General Meeting. Shareholders must notify the nominee of this well before that date.

Notification of intention to attend

Shareholders must notify ASSA ABLOY of their intention to attend the Annual General Meeting by 16.00 on Friday 18 April 2008 by:

- Website www.assaabloy.com
- Post ASSA ABLOY AB "årsstamman", Box 47011, SE-100 74 Stockholm Sweden
- Telephone +46 8 506 485 14
- Fax +46 8 506 485 29 (mark notification "ASSA ABLOY")

The notification should state:

- Name
- Personal identity number or corporate identity number
- Address and daytime telephone number
- Number of shares held
- Any accompanying advisers

A shareholder who is to be represented by a proxy should submit a completed form of proxy. If a legal entity appoints a proxy, a copy of the registration certificate (or similar document) for the legal entity should be enclosed. Documents must not be older than one year. To ensure admission to the Annual General Meeting, forms of proxy (originals) and registration certificates should reach the company at the above address by Friday 18 April 2008.

Nomination Committee

The Nomination Committee has the task of preparing decisions on the election of the Chairman and other members of the Board of Directors, the appointment of the auditor, the election of the Chairman of the Annual General Meeting, and fees and associated matters. The Nomination Committee prior to the 2008 Annual General Meeting comprises Melker Schörling (Melker Schörling AB), Chairman, Gustaf Douglas (Investment AB Latour and Säkl), Marianne Nilsson (Swedbank Robur) and Björn Lind (SEB funds).

Dividend

Tuesday 29 April 2008 is proposed as the record date for dividends. If the Annual General Meeting approves the proposal of the Board of Directors, dividends are expected to be distributed by VPC AB on Monday 5 May 2008.

Reports can be ordered from ASSA ABLOY AB

- Website www.assaabloy.com
- Telephone +46 8 506 485 00
- Fax +46 8 506 485 85
- Post ASSA ABLOY AB Box 70340 SE-107 23 Stockholm Sweden

Financial reporting

First quarter: 23 April 2008
Second quarter: 30 July 2008
Third quarter: 22 October 2008
Fourth quarter and Year-end Report: February 2009
Annual Report 2008: March 2009



Production: Hallvarsson & Halvarsson in cooperation with ASSA ABLOY
Photos: Magnus Glans, Gerhard Joren, Dan Kullberg, Emil Larsson, Mats Lundqvist, Magnus Skoglof, Kristian Alegard, Albert Vecerka/ESTO Photographics, Getty Images, Woodside and others. Translation: Textforum. English editing: Marcom International. Printing: Ljungbergs tryckeri AB, Klippan March 2008.

ASSA ABLOY is the global leader in door opening solutions dedicated to satisfying end-user needs for security, safety and convenience

ASSA ABLOY

ASSA ABLOY AB
P.O. Box 70 340
SE-107 23 Stockholm
Klarabergsviadukten 90
SE-111 64 Stockholm
Sweden
Telephone +46 (0) 8 506 485 00
Fax +46 (0) 8 506 485 85

www.assaabloy.com

END